02043307

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2002

Grupo Industrial Maseca, S.A. de C.V. (Maseca Industrial Group, Inc.)

(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle de la Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes__ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

123 PAGES
EXHIBIT INDEX IS ON PAGE 2

TABLE OF CONTENTS

ITEM 1 - SPANISH LANGUAGE ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2001 3

ITEM 2 - BEST CORPORATE PRACTICES QUESTIONNAIRE 99

ITEM 1
SPANISH LANGUAGE ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2001

Grupo Industrial Maseca, S.A. de C.V.
Annual Report

The following Spanish language annual report was submitted to the *Bolsa Mexicana de Valores,* or Mexican Stock Exchange, on June 28, 2002. The information contained in the following annual report may also be found in the Grupo Industrial Maseca, S.A. de C.V. annual report on Form 20-F submitted to the U.S. Securities and Exchange Commission on July 1, 2002.

INFORME ANUAL QUE SE PRESENTA DE ACUERDO CON LA CIRCULAR 11-33 DE LA CNBV PARA EL AÑO TERMINADO AL 31 DE DICIEMBRE DE 2001

GIMSA
GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

Grupo Industrial Maseca, S.A. de C.V.

Avenida La Clínica 2520
Edificio Delta, Primer Piso
Col. Sertoma
Monterrey, Nuevo León
64710 México
(Domicilio de las Principales Oficinas Corporativas)

Títulos Accionarios	Bolsa de Valores en la que está registrada
Acciones Clase B "MASECAB"	Bolsa Mexicana de Valores
American Depositary Shares (ADS), representando quince acciones comunes Clase B "MSK"	New York Stock Exchange

El número de acciones comunes en circulación al 31 de diciembre de 2001 es de 918,405,000, representado por 504,150,300 acciones comunes Clase A y 414,254,700 acciones comunes Clase B.

Clave de Cotización: MASECAB

Los valores de Grupo Industrial Maseca, S.A. de C.V. se encuentran inscritos en la Sección de Valores y son objeto de cotización en bolsa

"La inscripción en el Registro Nacional de Valores no implica certificación sobre la bondad del valor o la solvencia del emisor. Esta mención deberá figurar en los documentos a través de los que se realice oferta pública de valores".

ÍNDICE

I. INFORMACIÓN GENERAL

1. Glosario de Términos y Definiciones 3
2. Resumen Ejecutivo 3
3. Factores de Riesgo 5
4. Otros Valores Inscritos en el RNV 11
5. Cambios Significativos a los Derechos de Valores Inscritos en el RNV 11
6. Destino de los Fondos 11

II. LA COMPAÑÍA

1. Historia y Desarrollo del Emisor 12
2. Descripción del Negocio 12
   - A. Actividad Principal 12
   - B. Canales de Distribución 13
   - C. Patentes, Licencias, Marcas y otros Contratos 13
   - D. Principales Clientes 14
   - E. Legislación Aplicable y Régimen Tributario 14
   - F. Recursos Humanos 21
   - G. Información del Mercado 22
   - H. Información Financiera por Línea de Negocio, Zona Geográfica y Ventas de Exportación 23
   - I. Estructura Corporativa 23
   - J. Descripción de sus Principales Activos 24
   - K. Procesos Judiciales, Administrativos o Arbitrales 25
   - L. Acciones Representativas del Capital Social 25
   - M. Dividendos 25

III. INFORMACIÓN FINANCIERA

1. Información Financiera Seleccionada 27
2. Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía 28
   - A. Resultados de la Operación 28
   - B. Situación Financiera, Liquidez y Recursos de Capital 31

IV. ADMINISTRACIÓN

1. Estatutos Sociales y Otros Convenios 33
2. Administradores y Accionistas 40
3. Auditores 47
4. Operaciones con Personas Relacionadas y Conflicto de Intereses 48

V. MERCADO ACCIONARIO

1. Estructura Accionaria 49
2. Comportamiento de la acción en el Mercado de Valores 49

VI. ANEXOS

1. Estados Financieros Dictaminados 53
2. Carta de Responsabilidad 94

I. INFORMACIÓN GENERAL

1. Glosario de Términos y Definiciones

En este reporte que se presenta de acuerdo con la circular 11-33 de la CNBV (el "Reporte Anual"), las referencias a "pesos" "$" o "Ps" son a pesos mexicanos, y referencias a "Dólares de los Estados Unidos", "US$" o "dólares" son a dólares de los Estados Unidos de América. "Nosotros", "nuestra compañía", "GIMSA", y expresiones similares se refieren al Grupo Industrial Maseca, S.A. de C.V. y nuestras subsidiarias consolidadas, salvo en el caso en que el contexto sugiera otra cosa.

La información contenida en este Reporte Anual en relación con participación de mercado y posición en el mercado de harina de maíz en México está presentada para efectos del periodo de 12 meses que culminó el 31 de diciembre del 2001. La información de participación de mercado y posición de mercado está basada en nuestras propias estimaciones. Creemos que nuestras estimaciones y estudios internos son confiables, mas no han sido verificados por una fuente independiente y no podemos asegurar su exactitud.

Toda referencia a "toneladas" en este Reporte Anual es a toneladas métricas. Una tonelada métrica equivale a 2,204 libras. Estimaciones de la capacidad productiva en este reporte asumen una operación diaria de las plantas relevantes sobre la base de 24 horas al día, 360 días al año con tres turnos y asume intervalos regulares de mantenimiento requerido únicamente.

2. Resumen Ejecutivo

Somos una sociedad anónima de capital variable registrada en Monterrey, Nuevo León, México bajo la Ley General de Sociedades Mercantiles el 12 de marzo de 1981 con una vida corporativa de 99 años. Nuestra denominación es: Grupo Industrial Maseca, S.A. de C.V., pero también somos conocidos como GIMSA y MASECA. El domicilio de nuestras principales oficinas ejecutivas y domicilio legal es Avenida La Clínica 2520, Edificio Delta, Primer Piso, Col. Sertoma, Monterrey, Nuevo León 64710, México y nuestro número telefónico es (52) 818-3-99-33-00.

Producimos, distribuimos y vendemos harina de maíz en México, la cual es utilizada en la preparación de tortillas y otros productos relacionados. En el 2001, tuvimos ventas netas de Ps.4,680 millones. Somos el productor de harina de maíz más grande de México, con una participación de aproximadamente 70% del mercado de harina de maíz en el 2001. Vendemos harina de maíz en México bajo la marca MASECA®. La harina MASECA® es una harina de maíz preparada que se convierte en masa cuando se le añade agua. Esta masa de maíz puede ser comprimida al grueso requerido, cortada en la forma requerida y cocinada para producir tortillas y productos alimenticios similares.

Las siguientes tablas contienen cierta información del estado de resultados y balance general de la Compañía para cada uno de los periodos indicados y expresada en pesos constantes al 31 de diciembre del 2001:

	Al 31 de Diciembre de,				
	1997	1998	1999	2000	2001
	(Miles de pesos constantes al 31 de diciembre del 2001, salvo monto de acciones)				
Información de Estado de Resultados					
Ventas netas(1)	Ps.6,928,407	Ps.6,469,964	Ps.5,578,791	Ps. 4,986,867	Ps.4,679,985
Costo de ventas	(5,147,424)	(4,589,153)	(4,217,606)	(3,551,697)	(3,270,788)
Utilidad bruta	1,780,983	1,880,811	1,361,185	1,435,170	1,409,197
Gastos de operación	(817,303)	(866,651)	(943,403)	(887,041)	(881,015)
Utilidad de operación	963,680	1,014,160	417,782	548,129	528,182
Costo Integral de Financiamiento, neto					
Gastos financieros	(68,608)	(30,386)	(49,275)	(25,114)	(22,047)
Productos financieros	241,965	159,114	106,095	115,175	99,065
Ganancia (pérdida) por posición monetaria, neta	17,464	(67,399)	(11,352)	(68,759)	(54,842)
(Pérdida) ganancia por fluctuación cambiaria, neta	(13,575)	(121,234)	60,097	3,259	(654)
Subtotal	177,246	(59,905)	105,565	24,561	21,522
Otros productos (gastos), neto:	9,043	(13,664)	(32,080)	(4,611)	(18,972)
Impuesto sobre la renta (causado y diferido)	(327,575)	(223,857)	(76,821)	(169,635)	(155,718)
Utilidad neta	775,678	679,146	408,857	383,887	352,671
Utilidad por acción (2)	0.85	0.74	0.45	0.42	0.38
Dividendos por acción(3)	0.35	0.24	0.21	0.13	0.82
Promedio ponderado de acciones en circulación (000s)	916,956	912,482	909,242	918,405	918,405

	Al 31 de Diciembre de,				
	1997	1998	1999	2000	2001
	(Miles de pesos constantes al 31 de diciembre del 2001, salvo monto de acciones)				
Información de Balance General:					
Inventarios	Ps. 1,256,548	Ps. 1,523,805	Ps.1,107,628	Ps. 872,778	Ps. 846,443
Propiedad, planta y equipo, neto	4,651,072	4,707,877	4,436,503	4,158,738	3,921,303
Total activo	7,531,108	7,874,431	7,008,960	7,058,176	6,383,146
Préstamos bancarios a corto plazo (4)	3,641	1,877	2,780	0	0
Préstamos bancarios a largo plazo	491,146	787,385	0	0	0
Impuesto sobre la renta diferidos (5)	414,287	479,747	313,630	976,661	966,252
Capital social	3,034,303	2,996,310	3,034,303	3,034,303	3,034,303
Total capital contable	6,108,532	6,235,911	6,147,588	5,528,002	5,060,512

1) Antes de 1999, las ventas netas incluían ingresos complementarios recibidos del gobierno mexicano en relación con un programa de subsidio al costo de la harina de maíz y de tortilla. Los ingresos complementarios al cierre de 1997 y 1998 expresado en miles de pesos constantes al 31 de diciembre del 2001 fueron Ps.2,200,409 y Ps.791,868, respectivamente. El programa de ingresos complementarios finalizó el 31 de diciembre de 1998.

2) Calculado sobre la base del promedio ponderado de acciones en circulación. Ver Nota 2N de los Estados Financieros Consolidados.

3) Los montos de dividendos están expresados en pesos constantes. En base al tipo de cambio de compra de mediodía de cada una de las siguientes fechas: 7 de mayo de 1997, 6 de mayo de 1998, 21 de abril de 1999, 11 de mayo del 2000 y 30 de abril del 2001 y las fechas respectivas en los cuales se pagaron los dividendos cada año, los dividendos de la Compañía por acción fueron aproximadamente US$0.04, US$0.02, US$0.01, US$0.02 y US$0.09 durante los años de 1997, 1998, 1999, 2000 y 2001, respectivamente.

4) Préstamos bancarios a corto plazo consiste en préstamos bancarios y porción circulante de la deuda a largo plazo, excluyendo las cuentas por pagar de afiliadas.

5) Incluye la porción causada y diferida del mismo.

Historia de Precios

La siguiente tabla muestra, para los períodos indicados, el precio anual máximo y mínimo de cierre para las acciones Clase B y los ADSs según reporte de la Bolsa Mexicana de Valores y la Bolsa de Valores de Nueva York (*New York Stock Exchange o NYSE*), respectivamente.

	Bolsa Mexicana de Valores		NYSE	
	Acciones Comunes		ADS(1)	
	Máximo	Mínimo	Máximo	Mínimo
	(Pesos por acción(2))		(Dólares por ADS)	
Historial de Precio anual				
1997	10.62	7.40	20.50	14.06
1998	8.98	4.15	15.38	6.06
1999	9.42	4.02	14.56	6.31
2000	6.16	1.85	9.63	2.88
2001	3.05	1.50	5.21	2.55
Historial de Precio Trimestral				
2000				
1er Trimestre	6.16	4.43	9.63	6.94
2° Trimestre	5.46	4.00	8.75	6.25
3er Trimestre	4.60	2.72	7.31	4.38
4° Trimestre	2.90	1.85	4.63	2.88
2001				
1er Trimestre	2.33	2.00	3.70	3.00
2° Trimestre	2.61	1.50	4.20	2.55
3er Trimestre	2.42	1.59	3.91	2.57
4to Trimestre	3.05	1.98	5.21	2.81
2002				
1er Trimestre	4.46	3.09	7.35	4.85
2° Trimestre(3)	4.83	3.90	8.05	6.05
Historial de Precio Mensual				
Diciembre 2001	3.05	2.92	5.10	4.70
Enero 2002	4.46	3.09	7.35	4.85
Febrero 2002	4.40	4.20	7.11	6.70
Marzo 2002	4.40	4.30	7.19	7.00
Abril 2002	4.83	4.31	8.05	6.85
Mayo 2002	4.28	3.95	6.70	6.10
Junio 2002(3)	4.05	3.90	6.25	6.05

(1) Precio por ADS en dólares de los Estados Unidos; una ADS representa 15 acciones comunes Clase B.
(2) Pesos por acción refleja el precio nominal en el momento de la transacción.
(3) Al 18 de junio del 2002.

3. Factores de Riesgo

Riesgos Relacionados con México

Nuestras Operaciones Podrían Verse Afectadas por Condiciones Económicas en México

Somos una compañía mexicana con todos nuestros activos consolidados localizados en México y todas nuestras ventas consolidadas provenientes de México. En diciembre de 1994, México experimentó una crisis económica caracterizada por inestabilidad en el tipo de cambio y una devaluación significativa

del peso, incremento en la inflación, altas tasas de interés nacionales, una fuga de capital substancial, crecimiento económico negativo, reducción en el poder adquisitivo de los consumidores y alto desempleo. Adicionalmente, las crisis financieras en 1998 y principios de 1999 en Asia, Rusia y América Latina resultaron en inestabilidad de los mercados cambiaros y los mercados financieros internacionales. Estos eventos dieron por resultado una liquidez limitada del gobierno mexicano y empresas locales, así como un incremento en las tasas de interés en México. La reciente crisis económica y financiera en Argentina, así como la inseguridad política y civil en Venezuela pudieran generar resultados similares. A pesar de que la economía mexicana creció 6.7% en el 2000, ésta disminuyó 0.3% en el 2001 y 2.0% en el primer trimestre del 2002. Sin embargo, en abril del 2002, el Banco de México incrementó el estimado oficial de crecimiento para el año 2002 a 1.7% de un estimado inicial de 1.4%.

Nuestras Operaciones de Negocio Pudieran Verse Afectadas por Políticas Gubernamentales en México

El gobierno mexicano ha ejercido, y continúa ejerciendo, una influencia significativa sobre la economía mexicana. Las acciones del gobierno mexicano con relación a la economía podrían tener un efecto significativo sobre las entidades del sector privado de México, así como sobre las condiciones de mercado, precios y retornos sobre las acciones de las emisoras mexicanas, incluyendo nuestras acciones.

El 1 de diciembre del 2000, Vicente Fox del Partido de Acción Nacional ("PAN") tomó protesta como presidente de México, poniendo fin a más de 70 años de gobierno presidencial por parte del Partido Revolucionario Institucional ("PRI"). Ni el PRI ni el PAN lograron obtener la mayoría en el Congreso o el Senado. Este cambio en el control del gobierno mexicano pudiera dar como resultado cambios en las políticas económicas y otras políticas de México que pudieran afectar nuestros negocios y resultados. Aunque miembros del PAN han gobernado varios estados y municipios, el PAN no ha gobernado anteriormente a nivel federal.

En cuanto a las ventas de nuestra harina de maíz, las políticas gubernamentales nos han afectado negativamente y esto podría continuar. La eliminación del subsidio a la tortilla para los consumidores, aunado al cierre de las operaciones de la Compañía Nacional de Subsistencias Populares, o CONASUPO, que resultaron en la venta de sus reservas de maíz a precios por debajo del valor de mercado, redujo las nuestras ventas y afectó nuestras utilidades en 1999. En los meses anteriores a la elección presidencial de julio del 2000, el gobierno tomó medidas que disminuyeron aún más los precios del maíz, tales como incrementar la emisión de permisos de importación de maíz para los comercializadores de maíz. Estas actividades disminuyeron aún más los precios del maíz en México lo cual también afecto las ventas de harina de maíz. Durante el 2001 y el 2002, el gobierno mexicano ha emitido permisos de importación en base a la disponibilidad de maíz en México, lo cual ha contribuido a la estabilidad en los precios domésticos durante este período.

Altos Niveles de Inflación y Altas Tasas de Interés en México Pudieran Afectar Adversamente nuestra Condición Financiera y Resultados Operativos

En años recientes, México ha experimentado altos niveles de inflación. La tasa anual de inflación medida de conformidad con el Índice Nacional de Precios al Consumidor fue del 12.32% para 1999, 8.96% para 2000 y 4.40% para el 2001. De enero a mayo del 2002, la tasa de inflación fue de 2.13%. El 18 de junio del 2002, la tasa de CETES a 28 días fue de 6.89%. Altas tasas de interés en México pudieran afectar adversamente nuestros costos y por ende nuestra situación financiera y resultados operativos.

Circunstancias Adversas en Otros Países de los Considerados como Mercados Emergentes Pudieran Afectar a México o al Precio de Nuestras Acciones

Somos una compañía mexicana con todos nuestros activos consolidados localizados en México y todas nuestras ventas consolidadas provenientes de México. El precio de valores emitidos o garantizados por empresas mexicanas y la economía mexicana han sido influenciados, en distintos grados, por condiciones económicas y de mercado en otros países emergentes, especialmente los de América Latina. Aún y cuando condiciones como las económicas y políticas son distintas en cada país, las reacciones de los inversionistas a los sucesos en un país pudieran afectar los valores de los emisores o garantes en otros países, incluyendo México.

Hacia finales de octubre de 1997 los precios de los valores mexicanos representativos de capital bajaron substancialmente, motivados por una importante caída en los valores en los mercados asiáticos. Igualmente, en el segundo semestre de 1998, los precios de los valores mexicanos también fueron impactados negativamente por las crisis económicas en Rusia y Brasil.

La reciente insolvencia en y el incumplimiento de obligaciones de pago de deuda pública por parte de Argentina, que profundizó las crisis financiera, económica y política en dicho país pudieran afectar negativamemnte a México o a los emisores de valores o garantes en otros países, incluyendo México. El Presidente argentino en turno, Eduardo Duhalde, tomó protesta el 6 de enero de 2002, en medio de una importante inestabilidad política después de que una serie de presidentes y administraciones interinas tomaron posesión posterior a la renuncia del Presidente Fernando de la Rúa en diciembre de 2001. La reciente devalucación del peso argentino ha tenido un efecto relevante adverso en Argentina y representa un riesgo en cuanto a que el sistema financiero argentino se pudiera colapsar y que se pudiera generar un incremento inflacionario importante. El gobierno argentino recientemente prohibió a los deudores argentinos que pagaran sus deudas externas sin la aprobación por parte del Banco Central Argentino, y leyes relacionadas y restricciones similares pudieran avecinarse. En la medida que el nuevo gobierno argentino falle en su intento de prevenir un perjuicio económico adicional, la crisis en Argentina pudiera afectar a los emisores y garantes en otros países, incluyendo México.

Los eventos recientes en Venezuela pueden afectar los valores de emisores o garantes en otros países, incluyendo México. En las primeras semanas de abril del 2002, la inestabilidad política y la resistencia civil invadió a Venezuela como consecuencia de que las políticas del jefe de estado de Venezuela, el Presidente Hugo Chávez, lo llevaron a un conflicto con la administración de Petróleos de Venezuela, S.A. o PdVSA, el monopolio petrolero de estado. La Confederación de Trabajadores Venezolanos con su millón de miembros, declararon una huelga general durante la semana del 8 de abril del 2002 para apoyar a los directivos de PdVSA en sus protestas contra las políticas del Sr. Chávez (especialmente por la designación de un nuevo consejo de administración para PdVSA) y demandado el retiro del Sr. Chávez de la Presidencia. El Sr. Chávez fue detenido por las fuerzas militares el 12 de abril del 2002 y reemplazado por una administración interina, sólo para ser reinstituído en el poder el 14 de abril. La reciente inestabilidad política en Venezuela motivó a muchos inversionistas privados en todo el país a proceder con cierres temporales y afectó a la industria petrolera de Venezuela, la cual provee al gobierno con más de la mitad de sus ingresos. Existe un riesgo que si estas condiciones continuan o se agravan, México o emisores o garantes en otros países, incluyendo México, se pudieran ver afectados negativamente.

El valor de mercado de nuestras acciones y ADSs se pudiera ver afectado negativamente por los sucesos en Argentina y Venezuela, así como por los sucesos en otros países.

Ataques Terroristas Adicionales en contra de los Estados Unidos de América Pudieran Afectar Negativamente las Condiciones Económicas Globales, lo cual Pudiera Tener un Impacto Negativo en Nuestro Negocio

Los ataques terroristas del 11 de septiembre del 2001 impactaron la actividad económica en los Estados Unidos y en general en el mundo, incluyendo a México. No hay certidumbre en cuanto al tiempo

que estas condiciones económicas perdurarán. Si se llegan a dar otros ataques terroristas es probable que las condiciones económicas en los Estados Unidos y en el mundo en general se deteriorarían. Nuestros resultados operativos, nuestra condición financiera y nuestro negocio se pudieran ver afectados de manera material y adversa como resultado de dichos ataques terroristas potenciales. Dichos sucesos también pudieran tener un impacto adverso sobre el valor de mercado de nuestras acciones y ADSs.

Usted Podría Estar Impedido para Ejecutar Sentencias en Nuestra Contra en los Tribunales Mexicanos

Somos una sociedad mexicana anónima de capital variable. Nuestros consejeros y directores son residentes de México, una porción substancial de los activos de nuestros consejeros y directores, y una porción substancial de nuestros activos, están localizados en México. Usted pudiera experimentar dificultades en llevar a cabo notificaciones legales a nuestra compañía o nuestros consejeros y directores en los Estados Unidos, o, de manera general, fuera de México y pudiera no ser posible ejecutar sentencias civiles de cortes extranjeras en México, incluyendo sentencias basadas en obligaciones civiles bajo las leyes de valores federales de los Estados Unidos, en contra nuestra o de nuestros consejeros y directores. El Lic. Salvador Vargas Guajardo, nuestro Director Jurídico, nos ha informado que existe duda en cuanto a la ejecución de sentencias ante juzgados mexicanos, de obligaciones basadas exclusivamente en leyes de valores federales de los Estados Unidos, y en cuanto a la ejecución en juzgados mexicanos de sentencias de cortes estadounidenses obtenidas de demandas basadas en las reglas de responsabilidad civil de las leyes de valores federales de los Estados Unidos.

Riesgos Asociados a Nuestra Compañía

Fluctuaciones en el Costo y Disponibilidad del Maíz Podrían Afectar Nuestro Desempeño Financiero

Nuestro desempeño financiero depende del precio y disponibilidad del maíz ya que representa el 66% del costo de nuestras ventas en el 2001. Los mercados mexicanos y mundiales han experimentado períodos de sobreoferta y escasez de maíz, algunos de los cuales han causado efectos adversos en nuestros resultados de operación. No siempre podemos predecir si la escasez o sobreoferta de maíz ocurrirá. Adicionalmente, futuras acciones del gobierno mexicano u otros gobiernos podrían afectar el precio y la disponibilidad del maíz. Cualquier evento adverso en los mercados domésticos o internacionales de maíz pudiera tener un efecto substancialmente adverso en nuestro negocio, situación financiera, resultados de operación y prospectos.

Futuras Disminuciones en la Calificación de nuestra Empresa Tenedora GRUMA Pudieran Incrementar Nuestros Costos Financieros

En Noviembre de 1999, Standard & Poor's disminuyó la calificación de US$250 millones del bono *Yankee* de GRUMA, nuestra empresa tenedora, que vencen en el 2007, de triple B-menos a doble B-más. En septiembre del 2000, Moody's bajó la calificación de la deuda de GRUMA de Ba1 a Ba2. Adicionalmente en mayo del 2001, Standard & Poor's y Moody's redujeron la calificación crediticia corporativa *(corporate credit rating)* a doble-B de doble-B-más. A pesar de que Standard & Poor's y Moody's cambiaron la perspectiva de GRUMA de negativa a estable en abril del 2002 y junio del 2002, respectivamente, cualquier disminución adicional futura podría causar que los costos de nueva deuda de GRUMA o los nuestros se incrementaran lo cual podría afectar tanto el precio de la acción de GRUMA así como el de la nuestra.

Riesgos Relacionados con Nuestro Socios Mayoritarios y la Estructura de Capital

Los Tenedores de ADSs Podrían Estar Impedidos a Ejercer su Voto en las Asambleas de Accionistas

Nuestras acciones, en formato de ADSs, cotizan en el *New York Stock Exchange.* No se puede asegurar que los tenedores de nuestras acciones a través de las ADSs recibirán notificaciones de las asambleas de accionistas por parte de nuestro Depositario de ADSs con el tiempo suficiente requerido para permitir a dichos tenedores devolver sus instrucciones de voto a nuestro Depositario de ADSs de manera oportuna.

Los Tenedores de ADSs no Tienen Derecho de Asistir a las Asambleas de Accionistas y Solamente Pueden Votar por Medio del Depositario

Bajo las leyes mexicanas, un accionista está obligado a depositar sus acciones con un custodio mexicano a fin de asistir a la asamblea de accionistas. Un tenedor de ADSs no podría cumplir con este requisito, y por ende no tendría derecho de asistir a la asamblea de accionistas. Un tenedor de ADSs tiene derecho a dar instrucciones al depositario sobre la manera en que deberá votar en las acciones representadas por los ADSs, de acuerdo con los procedimientos establecidos en el contrato de depósito, pero un tenedor de ADSs no podrá votar sus acciones directamente en la asamblea de accionistas o nombrar a un apoderado para tal fin.

Los Tenedores de ADSs Podrían estar Impedidos de Participar en Cualquier Oferta Futura de Derechos Preferentes y Como Resultado Podrían estar Sujetos a una Disminución de su Porcentaje de Capital Social

Bajo las leyes mexicanas, si emitimos nuevas acciones a cambio de efectivo como parte de un aumento de capital, generalmente tenemos la obligación de ofrecer a nuestros accionistas el derecho de suscribir suficiente número de acciones para conservar su porcentaje de tenencia accionaria. El derecho de adquirir acciones en estas circunstancias se denomina derecho de preferencia. Legalmente no podemos permitirle a los tenedores de nuestras acciones mediante ADSs en los Estados Unidos ejercer cualquier derecho de preferencia en cualquier aumento de capital futuro al menos que (i) presentemos un registro ante la "*Securities and Exchange Commission*" (Comisión de Valores e Intercambio) o "SEC" de los Estados Unidos en relación con la futura emisión de acciones o (ii) la oferta califique para una exención de los requisitos de registro bajo las "*Securities Acts*". En el momento en que se presenten futuros aumentos de capital social, evaluaremos los costos y obligaciones potenciales asociados con la presentación de un registro formal con la SEC, así como los beneficios del derecho de preferencia a los tenedores de nuestras acciones por medio de ADSs en los Estados Unidos y otros factores que consideremos importantes para determinar si debemos presentar un registro formal.

No estamos obligados a, y no podemos garantizar que efectivamente presentaremos un registro formal ante la SEC a fin de permitir a nuestros tenedores de acciones por medio de ADSs en los Estados Unidos participar en la oferta de derechos preferentes. Adicionalmente, bajo las actuales leyes mexicanas, la venta de los derechos de preferencia por parte del Depositario de ADSs y la distribución de la utilidad proveniente de dicha venta a los tenedores de las acciones de la Sociedad por medio de ADS's no es posible. Como resultado, la tenencia accionaria de los tenedores de las acciones de la Sociedad por medio de ADSs podría ser diluida proporcionalmente y es posible que dichos tenedores no reciban compensación económica alguna.

Las Protecciones Concedidas a los Accionistas Minoritarios en México son Diferentes a las de Estados Unidos

Bajo las leyes mexicanas, las protecciones proporcionadas a los accionistas minoritarios son diferentes a las de Estados Unidos. En particular, la ley relacionada con las obligaciones fiduciarias de los consejeros y accionistas de control no está bien desarrollada y existen diferentes requisitos de procedimiento a fin de entablar demandas de accionistas. Como resultado, en la práctica podría ser más difícil para nuestros accionistas minoritarios ejercer sus acciones en contra nuestra o de nuestros consejeros o accionistas mayoritarios, de lo que sería para un accionista de una sociedad estadounidense.

Tenemos Importantes Operaciones con Nuestra Tenedora, GRUMA y Otras Afiliadas, las Cuales Pudieran Generar Potenciales Conflictos de Interés

En el curso ordinario de los negocios, nosotros y ciertas de nuestras subsidiarias celebran contratos con GRUMA, nuestra tenedora, y otras empresas afiliadas, incluyendo contratos respecto al uso común de propiedad intelectual y el proveer de ciertos servicios técnicos y de asesoría. También periódicamente ofrecemos créditos a GRUMA, la cual nos debía Ps.442.0 millones al 14 de junio del 2002. Las operaciones con afiliadas pudiera generar un potencial conflicto de intereses.

Fluctuaciones en el Tipo de Cambio Podrían Afectar el Valor de Nuestras Acciones

Las fluctuaciones en el tipo de cambio entre el peso y el dólar de los Estados Unidos afectarán el valor en dólares de Estados Unidos de nuestras acciones y de dividendos y otros pagos distribuidos sobre dichas acciones.

Nuestros Estatutos Restringen la Habilidad de Accionistas Extranjeros a Invocar la Protección de sus Gobiernos en Relación a sus Derechos como Accionistas

Tal y como lo dispone la ley mexicana, nuestros estatutos establecen que los accionistas que no sean ciudadanos mexicanos, serán considerados como ciudadanos mexicanos con respecto a su participación en GIMSA, S.A. de C.V. y se entenderá que han estado de acuerdo en no invocar la protección de sus gobiernos en ciertas circunstancias. Bajo esta disposición, se entenderá que un accionista que no sea ciudadano mexicano está de acuerdo en no invocar la protección de su propio gobierno y a no solicitar que dicho gobierno interponga una denuncia diplomática contra el gobierno mexicano en relación a los derechos de dicho accionista en su carácter de tenedor de valores, pero sin embargo no se entiende que ha renunciado a otros derechos que pudiera tener, incluyendo aquellos derechos derivados de las leyes de valores de los Estados Unidos, con respecto a su inversión en GIMSA, S.A. de C.V. Si usted invoca dicha protección gubernamental en contra de lo dispuesto por dicho acuerdo, su participación accionaria podría ser cedida en beneficio del gobierno mexicano.

Nuestro Accionista Mayoritario puede Ejercer Control Substancial sobre Nuestra Empresa

A partir del 30 de abril del 2002, el Sr. Roberto González Barrera era dueño o controlaba, directa e indirectamente, aproximadamente el 52.6% de las acciones en circulación de GRUMA, nuestra empresa tenedora. GRUMA es dueña del 83.18% de nuestras acciones en circulación. Consecuentemente, el Sr. González Barrera tiene el derecho de elegir a la mayoría de nuestros consejeros y de determinar el resultado de la mayoría de las acciones que requieren la aprobación de nuestros accionistas.

El Sr. González Barrera ha otorgado en prenda parte de sus acciones en GRUMA para garantizar ciertos créditos bancarios que tiene a su favor. Si los acreedores ejercieran sus derechos con respecto a dichas acciones, el Sr. González Barrera pudiera perder el control de GRUMA, pudiendo resultar en un cambio de control. Lo anterior pudiera generar un incumplimiento en algunos de los contratos de crédito de GRUMA y pudiera tener un efecto substancial negativo que impactaría nuestros negocios, condición financiera, resultados de operación y prospectos.

Somos una Sociedad Controladora que Depende de Dividendos y Otras Fuentes de Capital Subsidiarias para el Pago de Nuestra Deuda

Somos una empresa controladora sin activos significativos excepto por las acciones de nuestras subsidiarias. Como resultado, nuestra habilidad de afrontar nuestras obligaciones de crédito depende principalmente de recibir fondos suficientes de nuestras subsidiarias. Bajo las leyes mexicanas, las sociedades únicamente pueden pagar dividendos:

- De utilidades incluidas en los estados financieros anuales que se aprueban por los accionistas en una asamblea debidamente convocada;
- Una vez que las pérdidas existentes aplicables a años anteriores hayan sido recuperadas o absorbidas por el capital social;
- Después de que por lo menos el 5% de las utilidades netas del año fiscal en cuestión hayan sido destinadas a una reserva legal hasta que el monto de dicha reserva sea equivalente al 20% del capital pagado de la sociedad; y
- Una vez que los socios hayan aprobado el pago de los dividendos en cuestión en una asamblea debidamente convocada.

4. Otros Valores Inscritos en el RNV

La compañía no cuenta con otros valores inscritos en el RNV. En los últimos dos ejercicios la compañía ha entregado en forma completa y oportuna los informes sobre eventos relevantes, así como la información jurídica y financiera que está obligada a presentar de forma periódica de acuerdo a la ley.

5. Cambios Significativos a los Derechos de Valores Inscritos en el RNV

N/A

6. Destino de los Fondos

N/A

II. LA COMPAÑÍA

1. Historia y Desarrollo del Emisor

Fuimos fundados en 1949, cuando Roberto González Barrera, el Presidente del Consejo de Administración, comenzó a producir y vender harina de maíz en el noreste de México como un ingrediente alternativo para producir tortillas. Antes de nuestra fundación, todas las tortillas de maíz eran hechas usando un proceso antiguo, casi sin modificarse desde los Aztecas. El principal ingrediente de las tortillas es la masa de maíz, que se puede preparar de dos maneras: por el método tradicional, en el cual una porción de maíz se hierve en una solución de cal con agua, al término del cual el maíz húmedo y ya cocido se muele para formar la masa, o por el uso de harina de maíz la cual se puede convertir en masa al agregar agua (el "método de la harina de maíz"). Creemos que la preparación de tortillas usando el método de harina de maíz presenta ventajas importantes incluyendo mayor eficiencia y una calidad superior.

Nosotros creemos que la transición gradual al método en seco de harina de maíz ofrece oportunidades significativas para nuestro crecimiento. Hoy somos el productor más grande de harina de maíz en México con un 70% de participación en el mercado en la industria de harina de maíz.

Somos una sociedad anónima de capital variable registrada en Monterrey, Nuevo León, México bajo la Ley General de Sociedades Mercantiles el 12 de marzo de 1981 con una vida corporativa de 99 años. Nuestra denominación es: Grupo Industrial Maseca, S.A. de C.V., pero también somos conocidos como GIMSA y MASECA. El domicilio de nuestras principales oficinas ejecutivas y domicilio legal es Avenida La Clínica 2520, Edificio Delta, Primer Piso, Col. Sertoma, Monterrey, Nuevo León 64710, México y nuestro número telefónico es (52) 818-3-99-33-00.

2. Descripción del Negocio

A. Actividad Principal

Producimos, distribuimos y vendemos harina de maíz en México, la cual es utilizada en la preparación de tortillas y otros productos relacionados. En el 2001, tuvimos ventas netas de Ps.4,680 millones. Somos el productor de harina de maíz más grande de México, con una participación del 70% del mercado de harina de maíz en el 2001. Vendemos harina de maíz en México bajo la marca MASECA®. La harina MASECA® es una harina de maíz preparada que se convierte en masa cuando se le añade agua. Esta masa de maíz puede ser comprimida al grueso requerido, cortada en la forma requerida y cocinada para producir tortillas y productos alimenticios similares.

Producimos más de 40 variedades de harina de maíz para la manufactura de diferentes productos alimenticios. Vendemos harina de maíz a productores de tortillas y frituras de tortillas, así como en el mercado al menudeo. Nuestro principal producto de harina de maíz es una harina blanca estandarizada de textura fina utilizada en la producción de tortillas.

Materias Primas. El maíz es la principal materia prima requerida para la producción de harina de maíz, y constituye aproximadamente el 66% de los costos de nuestras ventas durante el 2001. Adquirimos maíz principalmente de productores mexicanos y elevadores de granos, o si la oferta nacional es insuficiente, de los mercados mundiales a precios internacionales bajo permisos de importación concedidos por el gobierno mexicano. Nuestras compras son hechas en base "spot" conforme a acuerdos a corto plazo, los cuales generalmente son acuerdos verbales celebrados al principio de la cosecha.

Compañía Nacional Almacenadora, S.A. de C.V., una subsidiaria nuestra, celebra los contratos y compra el maíz, también monitorea, selecciona, maneja y transporta el maíz.

Creemos que las diversas ubicaciones geográficas de las plantas productoras en México nos permiten obtener ahorros en la transportación y manejo de la materia prima. Adicionalmente, al tener fuentes de maíz localmente para sus molinos, podemos comunicarle al productor local el tamaño y calidad de la cosecha de maíz y mantener el control de calidad. En México, compramos maíz en efectivo a fin de fortalecer nuestra habilidad de obtener el maíz de mejor calidad bajo los mejores términos.

Tradicionalmente los precios del maíz doméstico en México tienden a ser superiores a los precios internacionales pero siguen la tendencia del mercado internacional. En la mayoría de los períodos, el precio al cual compramos maíz depende del mercado internacional. Como resultado, el precio del maíz muchas veces no es estable o a veces es volátil. No obstante, en años recientes, las fluctuaciones han sido afectadas substancialmente por reglamentos y políticas gubernamentales. La decisión de descontinuar los programas de subsidios para el consumo de tortilla en 1999 y de incrementar la importación del maíz y el apoyo a agricultores en 1999 y 2000, resultaron en drásticas reducciones en precios del maíz en ese momento. En 1998, el precio promedio de nuestras compras de maíz era de aproximadamente Ps.1,868 por tonelada. Sin embargo, en 1999 los precios del maíz disminuyeron, llegando a un precio promedio de Ps.1,543 por tonelada. En el 2000, el precio del maíz se redujo dramáticamente a un promedio de Ps.1,226 por tonelada. En el 2001, los precios del maíz permanecieron estables en un promedio de Ps.1,220 por tonelada.

A parte del maíz, otros principales materiales y recursos utilizados en la producción de harina de maíz son materiales de empaque, agua, cal y energía. Creemos que nuestras fuentes de suministro de estos materiales y recursos son adecuadas, aunque los precios de energía y materiales de empaque tienden a ser volátiles.

B. Canales de Distribución

Nuestros productos son distribuidos por medio de empresas transportistas independientes contratadas por nosotros. La mayor parte de nuestras ventas se realizan libre abordo en nuestras plantas, en especial aquellas correspondientes a productores de tortilla. Con relación a otras ventas, en particular ventas al menudeo (presentación de paquete de 1 Kg) al gobierno mexicano y grandes cadenas de supermercados, nosotros pagamos el costo del flete.

C. Patentes, Licencias, Marcas y otros Contratos

De acuerdo al contrato entre GIMSA e *Investigación de Tecnología Avanzada* ("INTASA"), una empresa subsidiaria 100% de GRUMA, INTASA proporciona asistencia técnica a cada una de las subsidiarias operativas de GIMSA por lo que cada una le paga a INTASA una cuota equivalente al 0.5% de las ventas netas consolidadas.

A fin de apoyar a que los productores del método tradicional hagan la transición a la harina de maíz, GIMSA también vende batidoras especialmente diseñadas y producidas por Tecnomaíz, S.A. de C.V. ("Tecnomaíz"), una subsidiaria de investigación y desarrollo de GRUMA.

GIMSA vende harina de maíz en México bajo la marca MASECA®. En junio de 1990, GRUMA celebró un Contrato de Licencia con GIMSA en relación con el derecho no exclusivo de GIMSA a utilizar la marca MASECA® en México. GIMSA actualmente es la única licenciataria de GRUMA para la marca MASECA® en México. MASECA® es una marca registrada en México. Actualmente, la licencia le permite a GIMSA y sus subsidiarias utilizar la marca MASECA® sin el pago de regalías. Dicho Contrato de Licencia ha sido renovado por tiempo indefinido.

D. Principales Clientes

Vendemos paquetes de harina de maíz en granel mediante sacos de 20 kilogramos que son vendidos en un mercado al mayoreo, principalmente a miles de productores de tortillas, y paquetes de un kilogramo que son vendidos en el mercado al menudeo, principalmente a cadenas de supermercados y al gobierno mexicano.

La siguiente tabla establece nuestros volúmenes de ventas de paquete y granel de harina de maíz en México durante los periodos indicados.

Año terminado el 31 de diciembre de,

	1999		2000		2001	
	Toneladas	**%**	**Toneladas**	**%**	**Toneladas**	**%**
Paquete	1,305,523	84	1,265,489	84	1,217,197	85
Granel	241,880	16	241,565	16	219,033	15
	1,547,403	100	1,507,054	100	1,436,230	100

Nuestra base de clientes se compone principalmente de pequeños productores de tortillas o tortillerías, los cuales compran la harina de maíz a granel y producen tortillas en sus instalaciones, las cuales son vendidas localmente. Las ventas en paquete, las cuales representan una porción pequeña de nuestras ventas, son canalizadas a través de dos mercados distintivos: centros urbanos y áreas rurales. Las ventas a consumidores urbanos son efectuadas principalmente por medio de cadenas de supermercados que utilizan sus propios canales de distribución para distribuir harina MASECA® o a través de distribuidores al mayoreo que venden el producto a pequeñas tiendas de abarrotes en todo México. Las ventas a consumidores rurales son llevadas a cabo principalmente por medio del programa social y de distribución del gobierno, Distribuidora Conasupo, S.A., o DICONSA, el cual consiste en una cadena de pequeñas tiendas propiedad del gobierno, las cuales distribuyen alimentos de consumo básico.

Nuestros representantes de ventas se enfocan principalmente a promover el método de harina seca de maíz a los productores de tortillas. En México, la industria de producción de tortillas es altamente fragmentada, integrada principalmente por tortillerías que siguen utilizando predominantemente, en nuestra opinión, el relativamente ineficiente método de masa de maíz húmeda para la producción de tortillas. Estimamos que el método tradicional de masa húmeda es utilizado para hacer aproximadamente la mitad de todas las tortillas producidas en México. Los productores de tortilla continúan comprando su propio maíz para producir sus tortillas, mientras que una minoría compra masa húmeda de los productores de masa.

E. Legislación Aplicable y Régimen Tributario

Regulaciones

Subsidios al Maíz y la Tortilla y Políticas de Importaciones

Dado en parte a la importancia de la tortilla en la dieta mexicana, el gobierno mexicano ha establecido varias políticas que han distorsionado los mercados de maíz y tortilla. Antes del 1° de enero de 1999, el gobierno subsidiaba las compras de maíz efectuadas por productores de tortillas y fijaba los precios al menudeo de la tortilla. Aunque los subsidios y los controles de precio fueron eliminados en ese momento, el gobierno tomó otras medidas que afectaron el precio del maíz y las tortillas. Estos incluyeron el cierre de CONASUPO, lo que resultó en la venta de sus importantes reservas de maíz, el

incremento en la distribución de permisos de importación de maíz y el apoyo a través de fondos para los agricultores del maíz.

Regulaciones Ambientales

Nuestras operaciones mexicanas están sujetas a leyes y reglamentos mexicanos a nivel federal, estatal y municipal relacionados con la protección del ambiente. Las leyes ambientales principales son la Ley General de Equilibrio Ecológico y Protección al Ambiente ("Ley Ambiental Mexicana") cuya observancia es competencia de la Secretaría del Medio Ambiente y Recursos Naturales ("SEMARNAT") y la Ley Federal de Derechos ("Ley de Derechos"). Bajo la Ley Ambiental Mexicana, cada una de nuestras plantas productoras de harina de maíz, requiere obtener una licencia de operación de la SEMARNAT al comienzo de operaciones, y anualmente presentar un certificado de operación a fin de conservar su licencia de operación. Adicionalmente, la Ley de Derechos establece que las plantas productoras mexicanas paguen una cuota por la descarga de aguas residuales al drenaje. Reglas relacionadas con substancias peligrosas en agua, aire y contaminación de ruido han sido promulgadas. En particular, las leyes y reglamentos ambientales mexicanas establecen que las sociedades mexicanas deben presentar informes de manera periódica en relación con emisiones al aire y al agua y residuos peligrosos. Establecen estándares para la descarga de aguas residuales. También debemos cumplir con reglamentos de zonificación así como reglamentos relacionados con la salud, condiciones de trabajo y asuntos comerciales. SEMARNAT y la Procuraduría Federal de Protección al Ambiente pueden iniciar procedimientos administrativos y penales en contra de sociedades que violen las leyes ambientales, así como cerrar establecimientos que no cumplan con las mismas.

Creemos que actualmente cumplimos en todos los aspectos relevantes de los reglamentos ambientales mexicanos. El nivel de regulación ambiental y su ejecución en México se ha incrementado en años recientes. Esperamos que esta tendencia continúe y que sea acelerado por acuerdos internacionales entre México y los Estados Unidos. A medida que nuevos reglamentos ambientales sean promulgados en México, podríamos estar obligados a incurrir en gastos de capital para remediación a fin de cumplir con las mismas. La administración no tiene conocimiento de ningún cambio reglamentario pendiente que pudiera requerir gastos de capital para remediación en cantidades substanciales.

Reglas de Competencia Económica

La Ley Federal de Competencia Económica (la "Ley Mexicana de Competencia") fue aprobada por el Congreso mexicano y publicado en el Diario Oficial de la Federación el 24 de diciembre de 1992 y entró en vigor el 22 de junio de 1993. La Ley Mexicana de Competencia y el Reglamento de la Ley Federal de Competencia Económica (el "Reglamento de la Ley Mexicana de Competencia"), el cual entró en vigor el 5 de marzo de 1998, regula los monopolios y prácticas monopólicas y requiere la aprobación del gobierno mexicano para ciertas fusiones y adquisiciones. La Ley Mexicana de Competencia le concede al gobierno la autoridad de establecer control de precios para productos y servicios de interés general establecidos como tales mediante decreto Presidencial y estableció a la Comisión Federal de Competencia ("CFC") para ejecutar la ley. Fusiones y adquisiciones y otras transacciones que pudieran restringir el comercio o que pudieran resultar en prácticas monopólicas o anticompetitivas o combinaciones deben ser aprobadas por la CFC. La Ley Mexicana de Competencia pudiera potencialmente limitar nuestras combinaciones de negocios, fusiones, adquisiciones y pudiera sujetarnos a mayor escrutinio en el futuro en virtud de nuestra presencia en el mercado, aunque ha tenido poco efecto en nuestras operaciones, y no creemos que esta legislación pudiera tener un efecto substancialmente adverso en nuestras operaciones de negocio existentes o en desarrollo.

Régimen Tributario

El siguiente resumen contiene una descripción de ciertas disposiciones sobre el impuesto sobre la renta, en materia federal tanto en México como en EUA, por la adquisición, tenencia y disposición de Acciones Clase B o ADSs (evidenciados por ADRs), pero no debe considerarse como una descripción íntegra de todas las consideraciones fiscales que pudieran ser relevantes para una decisión de comprar o ser tenedor de acciones o ADSs, tales como el tratamiento fiscal de tenedores que sean agentes o que sean dueños (actual o de manera constructiva conforme a las reglas establecidas en el "*Internal Revenue Code*" de 1986, y sus enmiendas, (el "Código de Estados Unidos"), 10% o más de nuestras acciones con derecho a voto.

El tratado para evitar la Doble Imposición Fiscal y el protocolo del mismo (el "Tratado Fiscal") entre Estados Unidos y México entró en vigor en 1 de enero de 1994. Los Estados Unidos y México también han celebrado un acuerdo relacionado con el intercambio de información tributaria.

El resumen se basa en leyes tributarias de los Estados Unidos y México en vigor a la fecha de este documento, las cuales están sujetas a cambios, incluyendo cambios que pudieran tener efectos retroactivos. Los tenedores de las acciones o ADSs deben consultar a sus asesores fiscales sobre las consecuencias tributarias mexicanas y estadounidenses por la compra, propiedad y disposición de acciones o ADSs, incluyendo, en particular, los efectos de cualquier ley fiscal extranjera, estatal o local.

Tratamiento Fiscal de Dividendos

Consideraciones Fiscales Mexicanas

A continuación se presenta un resumen general de las principales consecuencias bajo la Ley del Impuesto sobre la Renta y las reglas y reglamentos de la misma, actualmente en vigor, de una inversión en acciones o ADS por un tenedor que no sea residente de México y que será tenedor de acciones o ADSs o un interés en los mismos en conexión con un negocio a través de un establecimiento permanente o base fija en México.

Para efectos de tributación mexicana, una persona física es residente de México para efectos fiscales si ha establecido su hogar en México, al menos que haya residido en otro país por más de 183 días, ya sea o no de manera consecutiva, en un año calendario y pueda demostrar que es residente de ese país para efectos fiscales, y una entidad legal es residente de México si fue constituida en México o mantiene la principal administración de sus negocios en México. Se presume que un ciudadano mexicano es residente de México a menos que dicha persona pueda demostrar lo contrario. Si se considera que un no-residente de México tiene un establecimiento permanente o base fija en México para efectos fiscales, todos los ingresos atribuibles a dicho establecimiento permanente o base fija estarán sujetos a impuestos mexicanos, de acuerdo a las leyes aplicables.

Tratados Fiscales

Las normas del Tratado Fiscal que pudieran afectar la base gravable de cierto tenedor en Estados Unidos se resumen a continuación. Los Estados Unidos y México también han celebrado un tratado sobre el intercambio de información fiscal.

México también ha celebrado y está en proceso de negociación de varios otros tratados que pudieran reducir la cantidad de impuesto sujeto a retención a los cuales el pago de dividendos sobre

acciones o ADSs pudiera estar sujeto. Los tenedores de acciones o ADSs deben consultar a sus asesores fiscales sobre las consecuencias fiscales de dichos tratados, en su caso.

Bajo la Ley del Impuesto sobre la Renta, se debe de comprobar la residencia para fines fiscales para efectos de obtener cualquier beneficio del Tratado Fiscal o cualquier otro tratado fiscal aplicable.

Pago de Dividendos

Bajo la Ley del Impuesto sobre la Renta en México, los dividendos, ya sea en efectivo o en especie, pagado en relación con las acciones representadas por ADSs no están sujetas a un impuesto de retención. Una sociedad mexicana no estará sujeta a ningún impuesto si la cantidad de dividendos no excede la cuenta de utilidad fiscal neta (CUFIN).

Si pagamos dividendos en el 2002 en una cantidad mayor a nuestro balance de CUFIN (lo que pudiera ocurrir en un año que las utilidades netas excedan el balance en dichas cuentas), entonces estaríamos obligados a pagar un impuesto sobre la renta del 35% sobre un monto igual al resultado de la parte del monto que se incrementa y que excede dicho balance multiplicado por un factor de 1.5385. Para los próximos años, la tasa de impuesto sobre la renta y el factor aplicable se esperan de la siguiente manera:

Año	Tasa	Factor
2003	34%	1.5152
2004	33%	1.4925
2005	32%	1.4706

Se anticipa que después del 2005, la tasa aplicable del impuesto sobre la renta y el factor se mantendrán en 32% y 1.4706, respectivamente.

Tratamiento Fiscal de Disposiciones

La venta u otra disposición de las ADSs por un tenedor que no sea residente, no estará sujeto a impuestos mexicanos. Los depósitos de acciones a cambio de ADSs y los retiros de acciones a cambio de ADSs no dan lugar a impuestos mexicanos y cuotas de transferencia.

Las ventas de acciones por un tenedor que no sea residente, no estarán sujetas a impuestos mexicanos si la transacción se efectúa en la Bolsa Mexicana de Valores u otra Bolsa aprobada por la Secretaría de Hacienda y Crédito Público. Las ventas u otra disposición de las acciones hechas en otras circunstancias, estarán sujetas a impuestos mexicanos, sin importar la nacionalidad o residencia del tenedor.

Bajo la Ley del Impuesto sobre la Renta, las utilidades realizadas por un tenedor de acciones no residente sobre la venta o disposición de acciones que no se efectúe en una Bolsa de Valores reconocidas generalmente están sujetas a un impuesto del 20% sobre el precio bruto de venta. No obstante, si el tenedor es un residente de un país que no sea considerado un país de baja imposición fiscal (por referencia a una lista de países de baja imposición fiscal publicada por la Secretaría de Hacienda y Crédito Público), el tenedor puede optar por designar a un residente de México como su representante, en cuyo caso los impuestos serían a una tasa del 35% sobre la utilidad neta en tal disposición de acciones en el 2002 (34% en 2003, 33% en 2004 y 32% en 2005 y años subsecuentes).

De acuerdo al Tratado Fiscal, las utilidades obtenidas por tenedores calificados estadounidenses de la venta u otra disposición de acciones, aún y cuando no se realicen a través de una Bolsa de Valores

reconocida, no estarán sujetas al impuesto sobre la renta en México, excepto que impuestos mexicanos serán aplicables si:

- 50% o más de nuestros activos consisten en activos fijos situados en México.
- Dicho tenedor estadounidenses es dueño del 25% o más de las acciones representativas de nuestro capital social (incluyendo ADSs), directa o indirectamente, durante un periodo de 12 meses anterior a la disposición, o
- La ganancia es atribuible a un establecimiento permanente o base fija del tenedor estadounidense en México.

Otros Impuestos Mexicanos

Un tenedor que no sea residente, no estará sujeto a impuestos de herencia o impuestos similares en relación con su tenencia de acciones o ADSs, en el entendido que las transferencias gratuitas de acciones en ciertas circunstancias pudieran resultar en la imposición de la aplicación de un impuesto mexicano sobre el beneficiario. No existen impuestos de timbres, registro de emisión o impuesto similar aplicable a tenedores de acciones o ADSs que no sean residentes.

El reembolso de capital de acuerdo con los términos de reembolso de acciones será libre de impuestos hasta por un monto equivalente al capital contribuido ajustado correspondiente a las acciones que serán reembolsadas. Cualquier distribución efectuada con motivo de un reembolso por encima de dicho monto será considerada un dividendo para efectos fiscales y podríamos ser sujetos al pago de impuestos según la explicación anterior.

Consideraciones Del Impuesto Sobre La Renta En Estados Unidos

A continuación se presenta un resumen de ciertas consecuencias del impuesto sobre la renta de Estados Unidos para tenedores de Estados Unidos (según se define a continuación) por la adquisición, propiedad y disposición de acciones o ADSs. Este resumen se basa en las leyes federales de Estados Unidos sobre el impuesto sobre la renta en vigor a la fecha de este Reporte Anual, incluyendo las disposiciones del Tratado Fiscal, las cuales todas en su conjunto están sujetas a cambios, inclusive existe la posibilidad que con efectos retroactivos en el caso de las leyes federales de Estados Unidos en materia del impuesto sobre la renta.

El resumen no pretende ser una descripción completa de todas las consecuencias fiscales de la adquisición, propiedad y disposición de acciones o ADSs. El resumen es aplicable solamente para tenedores que mantendrán sus acciones o ADS como activos de capital y no aplica para ciertas clases de tenedores tales como agentes de valores o moneda, tenedores de monedas funcionales adicionales al Dólar de los Estados Unidos, tenedores del 10% o más de nuestras acciones con derecho a voto (ya sea directamente, a través de ADSs o ambos), organizaciones exentas del pago de impuestos, instituciones financieras, tenedores obligados al pago de un impuesto mínimo alternativo, inversionistas en acciones que elijan contabilizar sus inversiones en acciones o ADSs bajo una base de marca a mercado, y personas que detentan sus acciones o ADSs en una transacción de cobertura o como parte de una transacción de conversión o puente.

Para efectos de este resumen, un "tenedor de Estados Unidos" es un tenedor de acciones o ADSs que es:

- Un ciudadano o residente de los Estados Unidos de América,
- Una sociedad constituida bajo las leyes de Estados Unidos de América o cualquier estado del mismo, o

- Sujeto a impuesto sobre la renta en Estados Unidos sobre la base de su renta neta en relación a las acciones o ADSs.
- Un fideicomiso si un tribunal de los EUA es capaz de ejercer primera supervisón sobre la administración y una o más persona de EUA tienen la autoridad para controlar todas las decisiones substanciales del fideicomiso; o
- De cualquier otra manera sujeta al impuesto sobre la renta federal de EUA bajo una base de utilidad neta en cuanto a las acciones Clase B o los ADSs.

Cada tenedor de acciones Clase B o ADSs que sea una sociedad en participación, y los socios en dicha empresa deberán consultar a su asesor fiscal en relación con las implicaciones fiscales estadounidenses por tener y disponer de las acciones Clase B o ADSs, según sea el caso.

Inversionistas potenciales de acciones Clase B o ADSs deberán consultar con sus propios asesores fiscales en cuanto a las consecuencias fiscales tanto en México como en EUA en materia federal, u otras, de la compra, tenencia y enajenación de las acciones Clase B o ADSs, especialmente por el efecto de cualesquier legislación fiscal extranjera, estatal o local y los derechos a los beneficios que pudiera otorgar el Tratado Fiscal, en su caso.

Tratamiento de ADSs

En general, un tenedor de ADS's en Estados Unidos será tratado como el dueño de las acciones representadas por esos ADSs para efectos del impuesto sobre la renta federal en Estados Unidos. Los depósitos o retiros de las acciones por tenedores de Estados Unidos a cambio de ADSs darán como resultado una utilidad o pérdida para efectos del impuesto sobre la renta federal de los Estados Unidos. Los tenedores de Estados Unidos que retiren acciones deben consultar con su asesor fiscal en relación con el tratamiento de ganancia o pérdida cambiaria en relación con pesos recibidos por dichas acciones.

Tratamiento Fiscal de Distribuciones

En este resumen, el término "dividendos" incluye distribuciones (incluyendo cualquier impuesto mexicano retenido) pagado de nuestras utilidades actuales o acumuladas con relación a las acciones Clase B o las ADSs. En general, la cantidad bruta de cualquier dividendo deberá ser incluida en el ingreso bruto de un tenedor de Estados Unidos como ingreso ordinario en el día en que los dividendos fueron recibidos por el tenedor de Estados Unidos tratándose de acciones (o por el depositario tratándose de ADSs.) En la medida que los dividendos excedan la cantidad de nuestros ingresos y utilidades (calculadas para efectos de la legislación federal en EUA sobre el impuesto sobre la renta), se tratarán como un reembolso de capital no gravable en la medida de la base del tenedor estadounidense de acciones Clase B o ADSs, y posteriormente como ganancia cambiaria (siempre y cuando las acciones Clase B o los ADSs se mantengan como activos de capital) Los dividendos pagados por nosotros no son sujetos a la deducción por dividendos recibidos permitido a las sociedades bajo el Código de Estados Unidos. Los dividendos serán pagados en pesos y deberán ser incluidos en el ingreso del tenedor de Estados Unidos en dólares, monto calculado tomando en cuenta el tipo de cambio vigente en la fecha en que los dividendos fueron recibidos por el tenedor de Estados Unidos tratándose de acciones (o por el depositario tratándose de ADSs). Los tenedores de Estados Unidos deben consultar a sus asesores fiscales en relación con el tratamiento fiscal de ganancia o pérdida cambiaria sobre los pesos recibidos por un tenedor de Estados Unidos o depositario que sean convertidos a dólares de los Estados Unidos en una fecha posterior a la recepción.

Las distribuciones de acciones o ADSs adicionales a tenedores de Estados Unidos en relación con sus acciones o ADSs que se efectúen en base a una distribución proporcional a todos nuestros accionistas, generalmente no están sujetos a impuesto sobre la renta de Estados Unidos.

Los dividendos pagados sobre acciones o ADSs generalmente son tratados como ingresos pasivos de fuente extranjera para efectos del acreditamiento de impuestos extranjeros, o, en el caso de ciertos tenedores de Estados Unidos, como ingreso de servicios financieros de fuentes extranjeras. El impuesto de retención mexicano que sea aplicado sobre dichos dividendos será tratado como impuestos sobre la renta extranjero, sujeto a limitaciones y condiciones generalmente aplicables bajo las leyes del impuesto sobre la renta federal de los Estados Unidos, para ser acreditado contra la obligación de impuesto sobre la renta federal de Estados Unidos o, a elección del tenedor de Estados Unidos, para deducción del ingreso bruto al calcular el ingreso gravable del tenedor de Estados Unidos.

El cálculo y disponibilidad de acreditamientos de impuestos extranjeros, y, en el caso de un tenedor de Estados Unidos que elija deducir sus impuestos extranjeros, la disponibilidad de deducciones, requiere la aplicación de reglas que dependen de las circunstancias particulares de un tenedor de Estados Unidos. Los tenedores de Estados Unidos deben consultar a sus asesores fiscales con relación a la disponibilidad de acreditamiento de impuestos extranjeros.

Bajo ciertos lineamientos del Departamento de Tesorería, los acreditamientos de impuestos extranjeros no se permitirán para impuestos retenidos sobre ciertas posiciones de corto plazo o de cobertura en valores o en relación con ciertos arreglos en los cuales la expectativa económica de utilidad de un tenedor de Estados Unidos, después del pago de impuestos que no sean de Estados Unidos, no es substancial. Los tenedores de Estados Unidos deben consultar a sus asesores fiscales en relación con las implicaciones de estas reglas en vista de sus circunstancias particulares.

Tratamiento Fiscal de Disposiciones

La venta u otra disposición de las ADSs por un tenedor que no sea residente, no estará sujeto a impuestos mexicanos. Los depósitos de acciones a cambio de ADSs y los retiros de acciones a cambio de ADSs no dan lugar a impuestos mexicanos y cuotas de transferencia.

Las ventas de acciones por un tenedor que no sea residente, no estarán sujetas a impuestos mexicanos si la transacción se efectúa en la Bolsa Mexicana de Valores u otra Bolsa aprobada por la Secretaría de Hacienda y Crédito Público. Las ventas u otra disposición de las acciones hechas en otras circunstancias, estarán sujetas a impuestos mexicanos, sin importar la nacionalidad o residencia del tenedor.

Bajo la Ley del Impuesto sobre la Renta, las utilidades realizadas por un tenedor de acciones no residente sobre la venta o disposición de acciones que no se efectúe en una Bolsa de Valores reconocidas generalmente están sujetas a un impuesto del 20% sobre el precio bruto de venta. No obstante, si el tenedor es un residente de un país que no sea considerado un país de baja imposición fiscal (por referencia a una lista de países de baja imposición fiscal publicada por la Secretaría de Hacienda y Crédito Público), el tenedor puede optar por designar a un residente de México como su representante, en cuyo caso los impuestos serían a una tasa del 35% sobre la utilidad neta en tal disposición de acciones en el 2002 (34% en 2003, 33% en 2004 y 32% en 2005 y años subsecuentes).

De acuerdo al Tratado Fiscal, las utilidades obtenidas por tenedores calificados estadounidenses de la venta u otra disposición de acciones, aún y cuando no se realicen a través de una Bolsa de Valores reconocida, no estarán sujetas al impuesto sobre la renta en México, excepto que impuestos mexicanos serán aplicables si:

- 50% o más de nuestros activos consisten en activos fijos situados en México.

- Dicho tenedor estadounidenses es dueño del 25% o más de las acciones representativas de nuestro capital social (incluyendo ADSs), directa o indirectamente, durante un periodo de 12 meses anterior a la disposición, o
- La ganancia es atribuible a un establecimiento permanente o base fija del tenedor estadounidense en México.

Registro de Información y Retención Retroactiva

Los dividendos sobre, y los montos obtenidos de la venta o disposición de, acciones Clase B o ADSs pagadas a un tenedor de Estados Unidos generalmente están sujetas a requerimientos de declaración bajo el Código de Estados Unidos y puede estar sujeto a impuestos de retención retroactivos, a menos que el tenedor:

- Establezca que es una sociedad u otro tenedor exento, o
- Proporcione información precisa de su número de identificación fiscal en un formato debidamente llenado de la forma W-9 del "*Internal Revenue Service*" y certifique que ninguna pérdida a la exención de retención retroactiva ha ocurrido.

La cantidad de cualquier retención de un pago al tenedor será acreditable contra el impuesto sobre la renta a cargo del tenedor de Estados Unidos y pudiera darle derecho a dicho tenedor a solicitar un reembolso, siempre y cuando se proporcione cierta información al "*Internal Revenue Service*".

Consecuencias Fiscales en Estados Unidos para Tenedores Extranjeros

Distribuciones. Un tenedor de acciones Clase B o ADSs que sea, en relación con los Estados Unidos, una sociedad extranjera o una persona física no residente (un "tenedor extranjero – no de EUA") por lo general no está sujeto a impuestos sobre la renta o de retención de Estados Unidos sobre los dividendos recibidos sobre las acciones Clase B o ADSs, al menos que dicho ingreso sea atribuible a la conducta del tenedor de un comercio o negocio de Estados Unidos.

Disposiciones. Un tenedor extranjero de acciones Clase B o ADSs no estará sujeto al impuesto sobre la renta federal de los Estados Unidos o retención sobre las ganancias realizadas sobre las ventas de acciones Clase B o ADSs, al menos que:

- Dicha ganancia esté efectivamente conectada a la conducta del tenedor de un comercio o negocio de EUA, o
- En el caso de una ganancia realizada por un tenedor persona física, si el tenedor se encuentra presente en los Estados Unidos por 183 días o más dentro del ejercicio fiscal de la venta y se reúnen otras condiciones.

Registro de Información y Retenciones Retroactivas. Aunque los tenedores extranjeros generalmente están exentos de impuestos de retención, un tenedor extranjero pudiera estar obligado a cumplir con procedimientos de certificación e identificación a fin de establecer su exención de declaración de información y retención retroactiva.

F. Recursos Humanos

Al 31 de diciembre del 2001 la Compañía tenía 3,023 empleados, de los cuales 1,145 eran miembros de sindicatos. Los empleados de cada una de nuestras 18 plantas están cubiertos por un contrato colectivo de trabajo individual, aunque la mayoría de las plantas le pertenecen a sindicatos nacionales tales como la Confederación Revolucionaria de Obreros Mexicanos (CROM), Confederación Revolucionaria de Obreros y Campesinos (CROC) y Confederación de Trabajadores Mexicanos (CTM). La mayoría de las revisiones salariales se realizan anualmente, generalmente en enero o febrero. La

Compañía cree que sus relaciones con sus empleados son buenas. De nuestro total de empleados al 31 de diciembre del 2001, aproximadamente 62% eran de confianza y 38% eran asalariados. El total de empleados para el 2000 y 1999 fue de 3,079 y 3,214, respectivamente

G. Información del Mercado

En México, la industria de producción de tortillas está altamente fragmentada, integrada por tortillerías que siguen utilizando predominantemente, en nuestra opinión, el relativamente ineficiente método de masa de maíz húmeda para la producción de tortillas. Estimamos que el método tradicional de masa húmeda es utilizado para hacer aproximadamente la mitad de todas las tortillas producidas en México. Los productores de tortilla continúan comprando su propio maíz para producir sus tortillas, mientras que una minoría compra masa húmeda de los productores de masa.

Este método tradicional es una práctica antigua que requiere mayor energía, tiempo y mano de obra ya que implica cocer el maíz en agua con cal, moler el maíz cocido, crear y formar la masa, y finalmente obtener tortillas de dicha masa. Somos los pioneros del método de harina seca de maíz en el cual molemos el maíz crudo en nuestras instalaciones hasta convertirlo en harina de maíz. Los productores de tortillas y consumidores simplemente añaden agua para posteriormente transformar la harina en masa de tortilla. Creemos que la preparación de las tortillas utilizando el método de la harina seca de maíz posee varias ventajas sobre el método tradicional. Nuestros estudios internos demuestran que el método de harina seca de maíz consume menos agua, electricidad, combustible y mano de obra. Estimamos que un kilogramo de maíz procesado por medio del método de la harina de maíz resulta en más tortillas en promedio que la misma cantidad de maíz procesado utilizando el método tradicional. La harina de maíz es más fácil de transportar que la masa mojada de maíz y tiene una fecha de caducidad de aproximadamente tres meses, comparado con uno o dos días para la masa húmeda de maíz. El mercado de masa húmeda de maíz es limitado en virtud de la naturaleza perecedera del producto, restringiendo las ventas de la mayoría de los productores de masa húmeda de maíz a sus áreas geográficas inmediatas. Adicionalmente, la fecha de caducidad facilita la producción de tortillas por consumidores rurales, en donde las tortillerías son relativamente escasas.

Creemos firmemente en la superioridad de nuestro método de harina de maíz seco, y por ende creemos que tenemos oportunidades substanciales de crecimiento al promover la transición a nuestro método. La harina de maíz es utilizada principalmente para producir tortillas de maíz, un ingrediente principal en la dieta mexicana. De hecho, en el 2001, del total de nuestras ventas netas de harina de maíz el 96% se utilizó para la producción de tortillas, el resto fue utilizado para la producción de frituras de tortilla. La industria tortillera es una de las industrias más grandes de México ya que la tortilla constituye el componente individual más importante de la industria alimenticia de México. La renuencia a abandonar la práctica tradicional, particularmente en las partes del centro y sur de México, recientes disminuciones en los precios del maíz y los incrementos en el precio de la tortilla, son factores importantes que han impedido la conversión generalizada de las tortillerías al método de harina de maíz. Estimamos que el método tradicional de masa húmeda de maíz es utilizado en aproximadamente la mitad de todas las tortillas producidas en México.

Hemos incursionado en varios programas para promover la venta de harina de maíz a los productores de tortilla y consumidores. Los incentivos que ofrecemos incluyen maquinaria nueva de manejo simple diseñada específicamente para usuarios con volúmenes bajos, financiamiento y capacitación personalizada. Estos incentivos nos están permitiendo penetrar en un mercado potencial muy importante. También apoyamos a nuestros clientes tortilleros a mejorar sus ventas al dirigir promociones al consumidor para elevar lo atractivo de los productos e incrementar el consumo lo cual deberá aumentar las ventas de harina de maíz. Estos esfuerzos por promover las ventas incluyen

programas de publicidad en horas pico en radio y televisión junto con publicidad mediante anuncios panorámicos y en revistas. Para el 2002, nuestros equipos especializados de ventas esperan brindar un mejor y más personalizado servicio para los diferentes tipos de clientes.

Adicionalmente, hemos desarrollado el concepto de "tortillería en la tienda", lo cual implica la producción y venta de tortillas en supermercados utilizando la harina de maíz marca MASECA® y maquinaria proporcionada por nuestras divisiones de tecnología y equipo. Por medio de esta promoción, buscamos incrementar la exposición de los consumidores a, y la aceptación de, tortillas producidas con harina de maíz. Al 31 de diciembre del 2001, 74% de los supermercados en México tenían nuestras "tortillerías en la tienda". A fin de apoyar a que los productores del método tradicional hagan la transición a harina de maíz, también vendemos mezcladoras especialmente diseñadas y producidas por Tecnomaíz, S.A. de C.V. ("Tecnomaíz"), una de las subsidiarias de investigación y desarrollo de GRUMA.

La demanda de harina de maíz varía ligeramente de acuerdo a la temporada. Durante las cosechas de mayo-junio y diciembre, cuando el maíz es más abundante y por ende menos caro, los productores de tortillas se inclinan a comprar maíz y aplicar el método tradicional. En los meses inmediatamente previos a dichas cosechas, el maíz es más caro; y una mayor cantidad de productores de tortillas utilizan el método de producción en seco con harina de maíz.

Competencia y Participación de Mercado

Enfrentamos competencia en dos niveles: de otros productores de harina de maíz y vendedores de masa húmeda de maíz. De manera importante, muchas tortillerías no utilizan el método de la harina de maíz y producen su masa de maíz húmeda en sus instalaciones. Nuestras estimaciones indican que el 50% de los productores de tortillas continúan utilizando el método tradicional de la masa húmeda de maíz.

Nuestros principales competidores en el mercado mexicano de harina de maíz son Grupo Minsa, S.A. de C.V., anteriormente Maíz Industrializado Conasupo, S.A. de C.V. ("MICONSA") y Agroindustrias Integradas del Norte, S.A. de C.V., un productor regional de harina de maíz. Estimamos que nuestra participación dentro del mercado de ventas de harina de maíz en México durante el 2001 fue de aproximadamente 70%, y que los competidores mencionados anteriormente sumaron el restante 30% del mercado. Competimos con otros productores de harina de maíz basados en calidad, reconocimiento de marca, tecnología, servicio al cliente y cobertura nacional. Creemos que tenemos ciertas ventajas competitivas que resultan de nuestra tecnología, economía de gran escala y gran cobertura geográfica, lo cual puede otorgarnos oportunidades para obtener materias primas más efectivamente y reducir costos de distribución.

H. Información Financiera por Línea de Negocio, Zona Geográfica y Ventas de Exportación

La Compañía se dedica principalmente a una sola línea de negocios, que consiste en la producción y venta de harina de maíz en México.

I. Estructura Corporativa

Somos una subsidiaria de GRUMA, S.A de C.V., una empresa tenedora mexicana que cuenta otras subsidiarias en México, Estados Unidos, Venezuela y Centroamérica. Nuestras empresas hermanas producen harina de maíz en otros países, así como tortilla empacada, harina de trigo y otros productos relacionados con la tortilla, entre otras cosas. En el 2001, nuestras ventas representaron el 26% de las ventas totales de GRUMA.

También somos dueños totales o mayoritarios de subsidiarias, todas incorporadas en México. Todas ellas se dedican a la producción de harina de maíz y actividades relacionadas, incluyendo la contratación de compra de maíz y otras materias primas.

Subsidiarias productoras de harina de maíz:	**% de Propiedad**
Molinos Azteca de Chihuahua, S.A. de C.V.	100.00
Molinos Azteca, S.A. de C.V.	100.00
Industrias de Río Bravo, S.A. de C.V.	98.34
Harinera de Tamaulipas, S.A. de C.V.	100.00
Harinera de Veracruz, S.A. de C.V.	100.00
Molinos Azteca de Culiacán, S.A. de C.V.	100.00
Derivados de Maíz Alimenticio, S.A. de C.V.	100.00
Molinos Azteca de Jalisco, S.A. de C.V.	100.00
Harinera de Maíz, S.A. de C.V.	83.33
Molinos Azteca del Bajío, S.A. de C.V.	100.00
Molinos Azteca de Chalco, S.A. de C.V.	56.33
Harinera de Maíz de Jalisco, S.A. de C.V.	100.00
Harinera de Yucatán, S.A. de C.V.	88.57
Harinera de Maíz de Mexicali, S.A. de C.V.	85.00
Molinos Azteca de Chiapas, S.A. de C.V.	90.00
Molinos Azteca de Veracruz, S.A. de C.V.	100.00
Empresas de Servicio y otras subsidiarias:	
Compañía Nacional Almacenadora, S.A. de C.V.	100.00
Servicios Administrativos y Financieros Gimsa, S.A. de C.V.	100.00
Industria Tortilladora Azteca, S.A. de C.V.	100.00
Arrendadora de Maquinaria de Chihuahua, S.A. de C.V.	100.00

J. Descripción de sus Principales Activos

Actualmente somos dueños de 18 molinos de harina de maíz, dos de los cuales están temporalmente cerrados. La planta Chalco ha estado inactiva desde octubre de 1999 mientras que la planta Zamora ha estado inactiva desde julio del 2000. La producción fue temporalmente absorbida por otras plantas para generar ahorros en transportación y logística. Todas las plantas se encuentran distribuidas en México, típicamente dentro de regiones de cultivo de maíz y de gran consumo de maíz.

Como resultado de la construcción y expansión de nuestras plantas, incrementamos nuestra capacidad de producción de maíz de aproximadamente 1.0 millones de toneladas anuales al 1 de enero de 1990 a 2.3 millones de toneladas anuales al 31 de mayo del 2002. La mayor parte de dicha expansión se dio entre 1992 y 1995. En el 2001, nuestro porcentaje de utilización de plantas, incluyendo las dos plantas cerradas, promedió 61% aproximadamente. En 1999 invertimos US$13.8 millones para mejorar los procesos de harina de maíz y modernizar los sistemas de tecnología de información. En el 2000, efectuamos gastos de capital por US$4.5 millones, principalmente para mejorar nuestro proceso de producción de harina de maíz y adquirir equipo computacional y de transporte. En el 2001, se invirtieron US$0.4 millones principalmente para mejorar nuestro proceso de producción de harina de maíz. Las inversiones planeadas para el 2002 son de aproximadamente US$7 millones para mejoramiento tecnológico.

Estimamos que tenemos las capacidades de compra de maíz y distribución de harina de maíz más extensas a nivel nacional que cualquier otro productor de harina de maíz en México, lo cual nos

proporciona una ventaja competitiva substancial. Para incrementar nuestra presencia en ciertas áreas geográficas, hemos transferido un interés minoritario de ciertas subsidiarias a inversionistas locales, sindicatos y agencias de desarrollo. De acuerdo al contrato entre nosotros e Investigación de Tecnología Avanzada ("INTASA"), una empresa subsidiaria de GRUMA, nuestro accionista mayoritario, INTASA proporciona asistencia técnica a cada una de nuestras subsidiarias operativas, por lo que cada una le paga a INTASA una cuota equivalente al 0.5% de las ventas netas consolidadas. Cada molino de harina de maíz usa tecnología desarrollada por las operaciones de tecnología y equipo de GRUMA.

K. Procesos Judiciales, Administrativos o Arbitrales

Estamos involucrados en varios procedimientos legales dentro de lo que se considera el curso ordinario de los negocios. No anticipamos que dichos procedimientos, individualmente o en conjunto, tengan un efecto substancialmente adverso en nuestros resultados operativos o condición financiera.

L. Acciones Representativas del Capital Social

El número de acciones comunes en circulación al 31 de diciembre de 2001 es de 918,405,000, representado por 504,150,300 acciones comunes Clase A y 414,254,700 acciones comunes Clase B fijas sin valor nominal. Nuestras acciones Clase B se encuentran registradas en la Bolsa Mexicana de Valores, y las Acciones Americanas de Depósito (las "ADSs"), cada un representando 15 acciones Clase B, se encuentran registradas en la *New York Stock Exchange* (Bolsa de Valores de Nueva York). Al 31 de diciembre del 2001, aproximadamente el 8% de las acciones Clase B en el mercado estaban en formato de ADSs. Las ADSs se encuentran representadas por Recibos de Depósito Americanos ("ADRs") emitidos por Citibank N.A., como Depositario de conformidad con el Contrato de Depósito de fecha 17 de mayo de 1994 entre nosotros, Citibank N.A. y todos los tenedores de ADRs evidenciando ADSs registrados periódicamente. Al 31 de diciembre del 2001, 414,254,700 acciones Clase B en circulación (de los cuales 31'249,395 acciones, representado por 2'083,293 ADSs estaban registrado a nombre de 28 tenedores en los Estados Unidos). En virtud de que algunas de las acciones Clase B y los ADSs están registrados a nombre de apoderados, el número de tenedores registrado podría no ser representativo de dueños beneficiarios.

M. Dividendos

Nuestra habilidad para pagar dividendos está limitada conforme a las leyes mexicanas y nuestros estatutos sociales. Por ser una empresa tenedora sin operaciones significativas propias, tenemos utilidades disponibles para pagar dividendos en la medida que recibimos dividendos de nuestras subsidiarias. La habilidad de nuestras subsidiarias para realizar distribuciones a nosotros también se encuentra limitada por sus estatutos sociales y leyes mexicanas. En virtud de lo anterior, no podemos asegurarle que pagaremos dividendos, y si pagamos dividendos, no podemos garantizar que sean comparables a los pagados en años anteriores.

Conforme a las leyes mexicanas y nuestros estatutos sociales, la declaración, monto y pago de dividendos son determinados por el voto mayoritario de los tenedores de las acciones en circulación representada en una asamblea anual de accionistas debidamente convocada, generalmente, más no necesariamente, basada en una recomendación del Consejo de Administración. La cantidad de cualquier dividendo futuro dependerá de, entre otras cosas, los resultados operativos, la condición financiera, requerimientos de efectivo, pérdidas de ejercicios fiscales anteriores, futuros prospectos y otros factores considerados relevantes por el Consejo de Administración y los accionistas.

Además, bajo las leyes mexicanas, las sociedades solamente pueden pagar dividendos:

- **De ingresos reflejados en los estados financieros anuales que sean aprobados por los accionistas en una asamblea debidamente convocada;**
- **Una vez que las pérdidas existentes aplicables a años anteriores hayan sido recuperadas o absorbidas por el capital social;**
- **Cuando por lo menos el 5% de las utilidades netas del año fiscal en cuestión hayan sido destinados a una reserva legal hasta que el monto de dicha reserva sea equivalente al 20% del capital pagado de la sociedad; y**
- **Una vez que los accionistas hayan aprobado el pago de los dividendos en cuestión en una asamblea debidamente convocada.**

Los tenedores de nuestros Recibos de Depósito Americanos (*American Depositary Receipts* o "ADRs") en la fecha de corte respectivo tendrán derecho a recibir dividendos decretados sobre las acciones contenidas en las unidades representadas por las Acciones de Depósito Americanas (*American Depositary Shares* o ("ADSs") contenidas en dichos ADRs. El depositario fijará una fecha de corte para los tenedores de los ADRs en relación con dicha distribución de dividendos. Pagamos dividendos en pesos y los tenedores de las ADSs reciben dividendos en dólares de los Estados Unidos (una vez convertido de pesos, siempre y cuando no esté restringida dicha conversión bajo las leyes aplicables), libre de comisiones, gastos, impuestos y cargos gubernamentales a ser pagados por el tenedor bajo las leyes de México y los términos del contrato de depósito.

Durante el 2002, 2001, 2000 y 1999, GIMSA pagó dividendos anuales a sus accionistas en pesos nominales por Ps110.2 millones, Ps734.7 millones, Ps110.2 millones y Ps154.5 millones, respectivamente. En pesos constantes del 31 de diciembre de 2001, los dividendos pagados a los accionistas en 2001, 2000 y 1999 llegaron a Ps754.7 millones, Ps120.8 millones y Ps 185.4 millones respectivamente.

III. INFORMACIÓN FINANCIERA

1. Información Financiera Seleccionada

El resumen del balance general consolidado al 31 de diciembre del 2000 y 2001 y del estado de resultados para los años terminados al 31 de diciembre de 2000 y 2001, y las notas a los mismos presentados a continuación, se derivan de los estados financieros consolidados de GIMSA. Dicha información debe ser leída conjuntamente con, y está calificada por referencia en su totalidad a, los estados financieros consolidados, incluyendo las notas de los mismos contenidas en los anexos de este Informe Anual.

De acuerdo con PCGA Mexicano, los Estados Financieros Consolidados y la información financiera consolidada resumida a continuación establece los componentes del capital social utilizando el Índice Nacional de Precios al Consumidor ("INPC") y las utilidades y pérdidas en el poder adquisitivo de los activos y pasivos circulantes. Bajo PCGA Mexicano, los activos no-circulantes, con la excepción de inventarios y activos fijos que no sean de origen mexicano, están actualizados con el INPC. Los inventarios son establecidos a valor actual de reposición mientras que los activos fijos de origen extranjero se establecen utilizando la tasa de inflación del país de origen antes de su conversión a pesos al tipo de cambio vigente al final del periodo. PCGA Mexicano también requiere la reexpresión de todos los estados financieros a pesos constantes a la fecha del estado financiero más reciente y por ende, toda la información en los Estados Financieros Consolidados y en la información resumida que se presente a continuación están expresados en pesos constantes al 31 de diciembre del 2001.

	Al 31 de Diciembre de,				
	1997	1998	1999	2000	2001
	(Miles de pesos constantes al 31 de diciembre del 2001, salvo monto de acciones)				
Información de Estado de Resultados:					
Ventas netas (1)	Ps.6,928,407	Ps.6,469,964	Ps.5,578,791	Ps. 4,986,867	Ps.4,679,985
Costo de ventas	(5,147,424)	(4,589,153)	(4,217,606)	(3,551,697)	(3,270,788)
Utilidad bruta	1,780,983	1,880,811	1,361,185	1,435,170	1,409,197
Gastos de operación	(817,303)	(866,651)	(943,403)	(887,041)	(881,015)
Utilidad de operación	963,680	1,014,160	417,782	548,129	528,182
Costo Integral de Financiamiento, neto					
Gastos financieros	(68,608)	(30,386)	(49,275)	(25,114)	(22,047)
Productos financieros	241,965	159,114	106,095	115,175	99,065
Ganancia (pérdida) por posición monetaria, neta	17,464	(67,399)	(11,352)	(68,759)	(54,842)
(Pérdida) ganancia por fluctuación cambiaria, neta	(13,575)	(121,234)	60,097	3,259	(654)
Subtotal	177,246	(59,905)	105,565	24,561	21,522
Otros productos (gastos), neto:	9,043	(13,664)	(32,080)	(4,611)	(18,972)
Impuesto sobre la renta (causado y diferido)	(327,575)	(223,857)	(76,821)	(169,635)	(155,718)
Utilidad neta	775,678	679,146	408,857	383,887	352,671
Utilidad por acción (2)	0.85	0.74	0.45	0.42	0.38
Dividendos por acción(3)	0.35	0.24	0.21	0.13	0.82
Promedio ponderado de acciones en circulación (000s)	916,956	912,482	909,242	918,405	918,405

	Al 31 de Diciembre de ,				
	1997	1998	1999	2000	2001
	(Miles de pesos constantes al 31 de diciembre del 2001)				
Información de Balance General:					
Inventarios	Ps. 1,256,548	Ps. 1,523,805	Ps.1,107,628	Ps. 872,778	Ps. 846,443
Propiedad, planta y equipo, neto	4,651,072	4,707,877	4,436,503	4,158,738	3,921,303
Total activo	7,531,108	7,874,431	7,008,960	7,058,176	6,383,146
Préstamos bancarios a corto plazo (4)	3,641	1,877	2,780	0	0
Préstamos bancarios a largo plazo	491,146	787,385	0	0	0
Impuesto sobre la renta diferido (5)	414,287	479,747	313,630	976,661	966,252
Capital social	3,034,303	2,996,310	3,034,303	3,034,303	3,034,303
Total capital contable	6,108,532	6,235,911	6,147,588	5,528,002	5,060,512

1) Antes de 1999, las ventas netas incluían ingresos complementarios recibidos del gobierno mexicano en relación con un programa de subsidio al costo de la harina de maíz y de tortilla. Los ingresos complementarios al cierre de 1997 y 1998 expresado en miles de pesos constantes al 31 de diciembre del 2001 fueron Ps.2,200,409 y Ps.791,868 respectivamente. El programa de ingresos complementarios finalizó el 31 de diciembre de 1998.
2) Calculado sobre la base del promedio ponderado de acciones en circulación.
3) Los montos de dividendos están expresados en pesos constantes. Basado en una tasa de cambio a mediodía en cada una de las siguientes fechas: 7 de mayo de 1997, 6 de mayo de 1998, 21 de abril de 1999, 11 de mayo del 2000 y 30 de abril del 2001 y las fechas respectivas en los cuales se pagaron los dividendos cada año, los dividendos de la Compañía por acción fueron aproximadamente US$0.04, US$0.02, US$0.01, US$0.02 y US$0.09 durante los años de 1997, 1998, 1999, 2000 y 2001, respectivamente.
4) Préstamos bancarios a corto plazo consiste en préstamos bancarios y porción circulante de la deuda a largo plazo, incluyendo el pago de afiliadas.
5) Incluye la porción causada y diferida del mismo.

2. Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía

A. Resultados de la Operación

La siguiente tabla establece cierta información del estado de resultados y operaciones de la Compañía para cada uno de los períodos indicados, expresado como un porcentaje de las ventas totales y basado en información expresada en pesos constantes al 31 de diciembre del 2001:

	Al 31 de diciembre de,		
	1999	2000	2001
Ventas Netas	100.0%	100.0%	100.0%
Costo de Ventas	75.6	71.2	69.9
Utilidad Bruta	24.4	28.8	30.1
Gastos Operativos	16.9	17.8	18.8
Utilidad de Operación	7.5	11.0	11.3
Costo Integral de Financiamiento, neto	1.9	0.5	0.5
Impuesto sobre la Renta	1.4	3.4	3.3

Utilidad Neta	7.3	7.7	7.5

Año Fiscal que Finalizó el 31 de Diciembre del 2001 Comparado con el Año Fiscal que Finalizó el 31 de Diciembre del 2000

Ventas Netas

Nuestras ventas netas disminuyeron 6.2% a Ps.4,680 millones en el 2001 comparado con Ps.4,987 millones en el 2000. Dicha disminución se derivó un menor volumen de ventas y, en menor medida, de menores precios de harina de maíz (resultado de la baja en los precios del maíz). Los volúmenes de venta disminuyeron 4.7% en el 2001 a 1,436,000 toneladas comparadas con 1,507,000 toneladas del 2000, debido a una combinación de factores, incluyendo:

- Una disminución de 9.3% en el volumen de ventas en lo que se refiere a clientes al menudeo de paquete de harina de maíz de un kilogramo (lo cual representa el 15% del total del volumen de ventas del 2001) reflejando una baja en ventas a DICONSA; y
- Una caída de 3.8% en volumen de ventas a granel (lo cual representa 85% del total del volumen de ventas del 2001) resultado de nuestra decisión de enfocarnos en lograr mayores márgenes en vez de crecimiento en volumen.

El precio promedio de harina de maíz disminuyó 2% en términos reales en el 2001 comparado con el 2000, lo cual fue consistente con la tendencia de caída en precios del maíz. Con la alta disponibilidad de maíz, menores costos de maíz y mayores precios de la tortilla, los productores de tortilla siguieron disfrutando de altos márgenes y, en consecuencia, no se sintieron atraídos por las ventajas económicas de utilizar harina de maíz.

Costo de Ventas

El costo de ventas disminuyó 7.9% a Ps.3,271 millones en el 2001 comparado con Ps.3,552 millones en el 2000 debido a:

- Menor costo de maíz y mayores eficiencias en el proceso de abastecimiento de maíz;
- Menores costos de transportación y almacenaje debido principalmente a apoyos gubernamentales para compensarnos por el empleo de maíz nacional;
- Disminución en costos fijos resultado del cierre de la planta de Zamora a mediados del 2000; y
- Menores costos de energéticos.

El costo de ventas como porcentaje de las ventas netas mejoró a 69.9% durante el 2001 de 71.2% durante el 2000, lo cual reflejó menores costos de venta y el hecho de que el costo de maíz disminuyó a un ritmo mayor que la caída en los precios de harina de maíz debido a la fortaleza de la marca de GIMSA.

Utilidad Bruta

La utilidad bruta disminuyó 1.8% en el 2001 a Ps.1,409 millones comparado con Ps.1,435 millones en el 2000. Sin embargo, el margen bruto mejoró a 30.1% en el 2001 en comparación con 28.8% en el 2000.

Gastos de Operación

Los gastos de operación fueron Ps.881 millones durante el 2001 comparados con Ps.887 del 2000, 0.7% menores que en el 2000. Los gastos de operación disminuyeron principalmente como resultado de la optimización en los gastos de arrendamiento de equipo de cómputo ya que nuestro sistema de información tecnológica continuó generando ahorros y, en menor medida, la disminución de gastos por fletes en relación a la baja de ventas a DICONSA. Lo anterior fue parcialmente contrarrestado por un aumento significativo en gastos de publicidad debido a la campaña de publicidad para la harina de maíz MASECA® que iniciamos en el 2001 y la cual se espera que continué durante el 2000. Como un porcentaje de ventas netas, los gastos de operación se incrementaron a 18.8% en el 2001 de 17.8% en 2000 como resultado de las menores ventas netas.

Utilidad de Operación

La utilidad de operación disminuyó 3.6% a Ps.528 millones en el 2001 comparado con Ps.548 millones en el 2000. Sin embargo, nuestro margen de operación se incrementó a 11.3% en el 2001, comparado con 11.0% en el 2000 principalmente como resultado una caída en el costo de maíz y eficiencias alcanzadas en el abastecimiento del mismo.

Costo Integral de Financiamiento, Neto

El costo integral de financiamiento disminuyó 12.4% a Ps.22 millones en el 2001 comparado con Ps.25 millones en el 2000. Los componentes del costo integral de financiamiento, junto con una explicación de los cambios substanciales son detallados en la siguiente tabla:

(Millones de pesos constantes al 31 de diciembre del 2001)

Partidas	**2001**	**2000**	**Cambio**	**Comentarios**
Gastos Financieros	22	25	3	Menor tasa de interés promedio ponderada y menor saldo promedio de deuda
Productos Financieros	(99)	(115)	(16)	Menor tasa de interés promedio y menores saldos promedio de efectivo originados principalmente por mayores pagos de dividendos
Pérdida (Ganancia) Cambiaria	1	(3)	(4)	Mayor posición neta de pasivos en dólares durante el año
REPOMO	55	69	14	Menor inflación y menor saldo promedio de posición monetaria activa
Total	**(22)**	**(25)**	**(3)**	

Impuestos y Participación de los Trabajadores en las Utilidades

La provisión del impuesto sobre la renta y de la participación de los trabajadores en la utilidades, o PTU, disminuyó 3.2% a Ps.170 millones en el 2001 comparado con Ps.176 millones reportados en el 2000. Nuestra tasa efectiva de impuestos durante el 2001 fue de 29% en comparación con 30% en el 2000.

Utilidad Neta

La utilidad neta disminuyó 8.1% a Ps.353 millones en el 2001 comparada con Ps.384 millones en el 2000. El margen neto disminuyó a 7.5% en el 2001 de 7.7% en el 2000.

B. Situación Financiera, Liquidez y Recursos de Capital

Nuestros requerimientos de recursos de capital y liquidez en años recientes reflejan inversiones destinadas a la mejora de nuestra maquinaria y equipo, necesidades de capital de trabajo y el pago de dividendos. Aún y cuando no podemos garantizar el nivel futuro de inversiones de capital, actualmente estamos proyectando inversiones en activos fijos durante el 2002 de aproximadamente US$7 millones, los cuales se utilizarán principalmente para la mejora de maquinaria y equipo.

Fondeamos nuestros requerimientos de capital y de liquidez con el flujo generado por las operaciones. Los fondos generados de las operaciones fueron Ps.600.3 millones en el 2001, Ps.599.4 millones en el 2000 y Ps.560.7millones en 1999. Nuestra política general en vigor es fondear nuestras compras de inventario con efectivo o préstamos a corto plazo usando líneas de crédito no comprometidas con varias instituciones de crédito mexicanas, cuyos términos y condiciones de cada una se negocian al momento de su formalización.

Actualmente creemos que nuestras reservas de efectivo y el efectivo generado de las operaciones serán suficientes para afrontar nuestros requerimientos de liquidez durante los siguientes 12 meses. Ya que dependemos del efectivo generado por nuestras operaciones para fondear nuestros requerimientos de capital y de liquidez, cualquier factor que cause que nuestras ventas y utilidad neta se incrementen o disminuyan también podrían causar que nuestra fuente de liquidez se incremente o se disminuya. Estos factores incluyen la variación en la demanda de, o en el precio de, nuestros productos, así como las variaciones en el precio del maíz y de la tortilla.

De igual manera nuestras fuentes de liquidez se pudieran ver afectadas por operaciones que concretemos en el curso ordinario de los negocios con GRUMA y otras afiliadas, incluyendo contratos referentes a compartir propiedad intelectual y proveer servicios técnicos y de asesoría. También periódicamente ofrecemos préstamos a GRUMA, la cual al 14 de junio de 2002 nos debía Ps.442.0 millones.

Pretendemos mitigar riesgos de liquidez por medio del incremento de nuestras ventas al aprovechar nuestra capacidad instalada e infraestructura, pero no podemos asegurarle que tendremos éxito en ello. Tenemos a nuestra disposición líneas de crédito no comprometidas con varias instituciones de crédito mexicanas, que usaríamos en caso de emergencia. En caso que optáramos por utilizar líneas de crédito no comprometidas tendríamos que negociar los términos y condiciones en ese momento.

Al 31 de diciembre del 2001, no teníamos deuda por pagar.

Nosotros y nuestras subsidiarias teníamos un capital de trabajo neto definido como activo circulante (excluyendo efectivo y equivalentes de efectivo) menos pasivos circulantes de Ps.1,637 millones y Ps.1,997 millones al 31 de diciembre del 2001 y 2000, respectivamente.

Aunque no podemos asegurar los niveles futuros de gastos de capital, actualmente proyectamos inversiones en activos fijos durante el 2002 de aproximadamente US$7 millones que serán destinados principalmente para mantenimiento y actualización de los equipos.

Estrategia Financiera

La Compañía ha mantenido históricamente una tendencia conservativa en sus actividades de financiamiento y planea reforzar este esfuerzo en el futuro. El plan financiero de la Compañía se deriva de su plan estratégico y esta designado a contribuir a la eficaz asignación de los recursos financieros, consistente con los objetivos financieros y estratégicos de la Compañía.

Estructura Financiera

Las actividades de financiamiento serán dirigidas exclusivamente a soportar las operaciones diarias de la Compañía así como su futuro crecimiento. La Compañía no entrará en actividades especulativas de financiamiento. Es la intención de la Compañía lograr sus objetivos estratégicos de negocios principalmente a través de la reinversión de las utilidades retenidas y contribuciones adicionales de apalancamiento financiero limitado.

Compromiso del Consejo de Administración de mantener un fuerte balance general y un adecuado nivel de capitalización.

Las inversiones en plantas y equipo serán financiadas ya sea mediante el flujo de efectivo de operación de la Compañía, contribuciones adicionales de capital o con pasivos a largo plazo igualando la vida esperada del activo requerido.

El financiamiento de capital de trabajo será incrementado sólo en proporción del crecimiento de las ventas de la Compañía y siempre en un marco de prácticas conservativas en la industria.

Una mezcla balanceada entre pasivos con tasa variable y tasa fija será mantenida. Además, la Compañía pretende continuar manteniendo un balance adecuado entre sus activos y pasivos en moneda extranjera para minimizar el efecto de una gran devaluación.

Política de Tesorería

La Compañía opera con una tesorería centralizada.

La liquidez de corto plazo de GIMSA es invertida en instrumentos en pesos a corto plazo, títulos de gobierno líquidos, o en papel comercial emitido por compañías calificadas por lo menos "A" o su equivalente. GIMSA invierte también periódicamente en valores denominados en dólares, incluyendo documentos bancarios a corto plazo y otros valores a corto plazo publicados por instituciones financieras de primer nivel.

La Compañía mantiene una reserva de liquidez que consiste en ciertas líneas de crédito comprometidas y equivalentes de efectivo. Las cantidades en específico son determinadas por lo menos dos veces al año basadas en la deuda total de la Compañía y en los requerimientos de flujo de efectivo.

IV. ADMINISTRACIÓN

1. Estatutos Sociales y Otros Convenios

A continuación se resumen porciones de importancia de (i) nuestros estatutos sociales, los cuales fueron reformados por nuestra Asamblea General Ordinaria de Accionistas celebrada el 16 de abril de 2002, para cumplir con los cambios recientes a la Ley del Mercado de Valores, y (ii) leyes mexicanas. Esta descripción no pretende ser ni se ostenta como una presentación completa y se matiza por la referencia a nuestros estatutos.

Organización y Registro

Somos una sociedad anónima de capital variable constituida en México bajo las Ley General de Sociedades Mercantiles. Nos constituimos el 12 de marzo de 1981 y tenemos una duración de 99 años, comenzando el 2 de abril de 1981. Nuestro objeto social, según se describe íntegramente en la Cláusula Segunda de nuestros estatutos, es actuar como una empresa tenedora. Como tal, nuestros estatutos nos otorgan el poder de llevar a cabo varias actividades, lo cual nos permite funcionar como una empresa tenedora. Estos poderes incluyen, pero no están limitados a, la habilidad para (1) adquirir, vender, importar, exportar y producir todo tipo de bienes y servicios, (2) emitir valores y llevar a cabo todo tipo de actividades en relación a valores de cualquier tipo, (3) crear, organizar y administrar todo tipo de compañías, (4) actuar como agentes o representantes, (5) adquirir, vender y mantener bienes inmuebles, (6) proporcionar o recibir servicios profesionales, técnicos o de asesoría, (7) establecer sucursales, agencias u oficinas representativas, (8) adquirir, licenciar o utilizar propiedad intelectual, (9) conceder y recibir préstamos, (10) suscribir, emitir y negociar todo tipo de títulos de crédito, y (11) llevar a cabo todas las actividades necesarias para cumplir con lo anterior.

Consejeros

Nuestros estatutos sociales establecen que la administración de la sociedad recaerá en un Consejo de Administración. Cada consejero es elegido por simple mayoría de las acciones y no existen reglas para voto acumulativo. Bajo las leyes mexicanas y nuestros estatutos, cualquier accionista o grupo de accionistas representando cuando menos un 10% del capital social puede elegir por lo menos a un consejero y a su respectivo suplente. El Consejo de Administración estará conformado por un mínimo de cinco y un máximo de veinte consejeros, según lo determinen los accionistas en la asamblea anual ordinaria de accionistas. De acuerdo con la Ley aplicable, al menos el 25% de los consejeros deberán ser de los clasificados como independientes. Actualmente nuestro Consejo de Administración está formada por 12 miembros.

El Consejo de Administración se deberá reunir al menos una vez cada tres meses. Estas reuniones podrán ser convocadas por el Presidente del Consejo de Administración, por el 25% de los consejeros o por el comisario. Los consejeros duran un año en su puesto, o hasta que su sucesor haya asumido su puesto. Los consejeros reciben una compensación según lo determinen los accionistas en la asamblea anual ordinaria de accionistas. Se requiere una mayoría de los consejeros para constituir quórum de asistencia y las resoluciones del consejo son adoptadas por el voto mayoritario de los miembros presentes en cualquier junta debidamente convocada o por voto unánime si no se ha convocado a junta.

Bajo las leyes mexicanas, cualquier miembro del Consejo de Administración que tenga un conflicto de interés con la sociedad en cualquier transacción deberá revelar dicho conflicto a los otros consejeros y abstenerse de votar en dicha transacción. Cualquier miembro del Consejo de Administración que viole esta regla puede ser responsable de los daños incurridos por la compañía. Miembros del Consejo de Administración no pueden representar a accionistas en ninguna asamblea.

Nuestros estatutos establecen que el Consejo de Administración debe aprobar: (i) transacciones u operaciones entre partes relacionadas, distintas a aquellas que se den dentro del curso ordinario de los negocios; (ii) compras de más del 10% de nuestros activos corporativos; (iii) garantías sobre más del 30% de nuestros activos corporativos; (iv) cualquier otra transacción u operación distinta de las anteriores, cuando el valor de la misma represente más del 1% del valor de los activos corporativos de GIMSA. Estas facultades no son delegables.

Bajo las leyes mexicanas, los accionistas pueden iniciar demandas por daños civiles en contra de los consejeros por medio de resoluciones adoptadas por la mayoría de los accionistas en una asamblea general ordinaria de accionistas. En caso de que la mayoría de los accionistas acuerden iniciar dicha demanda, el consejero demandado inmediatamente dejará de ser miembro del Consejo de Administración. Adicionalmente, los accionistas representando por lo menos el 15% de nuestras acciones en circulación pueden iniciar dicha demanda directamente en contra de consejeros. Cualquier recuperación de daños y perjuicios en relación con dicha demanda será a beneficio de nosotros y no para los accionistas iniciando la demanda.

Nuestros estatutos establecen que se requiere contar con un comité de auditoría integrado por consejeros, la mayoría de los cuales deberán ser consejeros independientes, incluyendo al Presidente. Los miembros son designados por la asamblea general ordinaria de accionistas, deben permanecer en su puesto por un año y continuarán con sus obligaciones hasta que su sucesor asuma al puesto. Los miembros recibirán la compensación que determine la asamblea general ordinaria de accionistas. El comité de auditoría tiene la facultad de: (i) elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; (ii) opinar sobre transacciones que se aparten del giro ordinario de negocios de la Sociedad y que se pretendan celebrar entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; (iii) proponer la contratación de especialistas independientes en los casos que lo juzgue conveniente, a fin de que expresen su opinión respecto de las operaciones con personas relacionadas señaladas en el inciso anterior; (iv) recomendar a la Sociedad los candidatos para auditores externos, así como las condiciones en que serán contratados; (v) auxiliar al Consejo de Administración mediante la revisión de la información financiera de la Sociedad y su proceso de emisión; (vi) contribuir en la definición de los lineamientos generales del sistema de control interno de la Sociedad y evaluar su efectividad, así como coordinar y evaluar los programas anuales de auditoría interna y las actividades desarrolladas por los auditores internos y externos de la Sociedad, así como las de los Comisarios; y (vii) verificar que se cuenten con los mecanismos necesarios de manera que se permita comprobar que la Sociedad cumple con las diferentes disposiciones a las que esta sujeta, informado al respecto al Consejo de Administración.

De acuerdo con nuestros estatutos sociales, el Consejo de Administración tiene el poder de celebrar y negociar títulos de crédito y contratos. El Consejo de Administración puede delegar dicho poder a cualquier individuo.

Derechos de Voto y Asambleas de Accionistas

Cada acción, sin importar la Clase, le da derecho al tenedor a un voto en cualquier asamblea general de accionistas. Los accionistas pueden votar por medio de un apoderado o representante. En la

asamblea general ordinaria de accionistas, cualquier accionista o grupo de accionistas representando cuando menos 10% de las acciones en circulación tiene el derecho de designar por lo menos a un consejero y un consejero suplente, los demás consejeros serán designados por voto mayoritario. Los accionistas no tienen derechos de voto acumulativos.

Las asambleas generales de accionistas pueden ser asambleas ordinarias o asambleas extraordinarias. Las asambleas extraordinarias son convocadas para considerar los asuntos especificados en el Artículo 182 de la Ley General de Sociedades Mercantiles, incluyendo, principalmente, cambio en el capital social fijo y otras modificaciones a los estatutos sociales, la emisión de acciones preferentes, liquidación, fusión y escisión, y la transformación de un tipo de sociedad a otra. Todos los demás asuntos pueden ser considerados en asambleas generales ordinarias de accionistas. Las asambleas generales ordinarias de accionistas deben ser convocadas para considerar y aprobar los asuntos especificados en el Artículo 181 de la Ley General de Sociedades Mercantiles, incluyendo, principalmente, la designación de miembros del Consejo de Administración y el comisario, la compensación para los consejeros y el comisario, el reparto de utilidades para el año anterior y los informes anuales presentados por el Consejo de Administración y el comisario.

Una asamblea general ordinaria de accionistas debe ser convocada durante los primero cuatro meses después del cierre del ejercicio fiscal. Para asistir a una asamblea general de accionistas, un día antes de la asamblea, los accionistas deben depositar sus certificados representando acciones comunes u otra evidencia de propiedad apropiada ante el secretario del Consejo de Administración, con una institución de crédito o con el Indeval. El secretario, la institución bancaria o el Indeval retendrán el certificado hasta en tanto se haya verificado la asamblea general de accionistas.

Nuestros accionistas establecen el número de miembros que servirán en el Consejo de Administración, en la asamblea general ordinaria de accionistas. De conformidad con los estatutos sociales, el Consejo de Administración estará integrado por un mínimo de cinco y un máximo de veinte consejeros, según lo determinen los accionistas en la asamblea anual ordinaria de accionistas. De acuerdo con la Ley aplicable, al menos el 25% de los consejeros deberán ser de los clasificados como independientes.

De conformidad con nuestros estatutos sociales, el quórum para una asamblea general ordinaria de accionistas es de por lo menos el 50% de las acciones comunes en circulación, y se pueden adoptar resoluciones validamente con el voto afirmativo de los tenedores que representan la mayoría de las acciones presentes. Si no se encuentra presente el quórum requerido, se puede convocar a una asamblea en la cual los accionistas, sea cual fuese su número, constituirán quórum y se podrán adoptar resoluciones con la mayoría de las acciones presentes. El quórum para una asamblea general extraordinaria de accionistas es de por lo menos el 75% de las acciones comunes en circulación, pero si no se reúne el quórum requerido, se podrá convocar a una segunda asamblea. El quórum de la segunda convocatoria será de por lo menos el 50% de las acciones en circulación. Las resoluciones en una asamblea general extraordinaria de accionistas sólo pueden ser adoptadas con el voto de los tenedores que representen por lo menos el 50% de las acciones en circulación.

Las asambleas de accionistas pueden ser convocadas por el Consejo de Administración, el comisario o un juzgado. El Consejo de Administración o el comisario pueden ser obligados a convocar a una asamblea de accionistas si los tenedores de por lo menos el 10% de las acciones en circulaciones lo solicitan por escrito, mediante la petición por escrito de cualquier accionista si no se ha celebrado asamblea de accionistas por dos años consecutivos o, si durante un periodo de dos años consecutivos, el reporte anual del Consejo de Administración sobre el año anterior y los estados financieros de la compañía no son presentados a los accionistas, o si los accionistas no eligieron consejeros y comisario.

La convocatoria a las asambleas de accionistas deberá ser publicada en el Diario Oficial de la Federación o en un periódico de amplia circulación en Monterrey por lo menos 15 días anteriores a la fecha de la asamblea. Las asambleas de accionistas pueden celebrarse sin dicha convocatoria siempre y

cuando se encuentren representadas el 100% de las acciones en circulación. Las asambleas de accionistas deben celebrarse en Monterrey, Nuevo León, México.

Bajo las leyes mexicanas, los tenedores del 10% de las acciones pueden diferir la adopción de cualquier asunto presentando una demanda en un juzgado mexicano de jurisdicción competente dentro de los 15 días siguientes al cierre de la asamblea en la cual dicha resolución fue adoptada, al demostrar que dicha resolución viola las leyes mexicanas o los estatutos. La reparación del daño bajo esta norma está disponible únicamente para los tenedores que tenían derecho de votar sobre la resolución pero cuyas acciones no estaban representadas cuando la resolución fue adoptada o, si estaban presentes, votaron en contra.

Derecho a Percibir Dividendos y su Distribución

Dentro de los primero cuatro meses de cada año, el Consejo de Administración deberá presentar los estados financieros de la compañía para el ejercicio fiscal inmediato anterior a los accionistas para su aprobación en asamblea general ordinaria de accionistas. Están obligados por ley a destinar el cinco por ciento de dichas utilidades nuevas a una reserva legal cuyo monto no podrá ser distribuido hasta en tanto equivalga al 20% de nuestro capital social histórico (antes de ser ajustado para efectos inflacionarios). Montos en exceso de aquellos destinados al fondo legal de reserva pueden ser destinados a otros fondos de reservas según determinen los accionistas, incluyendo una reserva por la recompra de acciones. El balance restante de nuevas utilidades, en su caso, está disponible para distribución como dividendos. Los dividendos en efectivo sobre las acciones depositadas ante el Indeval serán distribuidos por nosotros a través del Indeval. Los dividendos en efectivo sobre las acciones evidenciadas por certificados físicos serán pagados contra el cupón respectivo registrado a nombre del tenedor que nos es entregado. No obstante lo anterior, no se podrán pagar hasta en tanto las pérdidas de años fiscales anteriores hayan sido pagados o absorbidos.

Liquidación

Disuelta la sociedad, uno o más liquidadores serán designados por la asamblea general extraordinaria de accionistas para efectos de la liquidación de la sociedad. Si la asamblea general extraordinaria de accionistas no efectúa dicha designación, un Juez Civil o un Juez de Distrito podrá hacerlo a petición de cualquier accionista. Todas las acciones pagadas y en circulación tendrán derecho a participar de manera equitativa en la distribución efectuada con motivo de la liquidación después del pago de los pasivos, impuestos y gastos de liquidación de la compañía. Las acciones comunes que no hayan sido pagadas en su totalidad tendrán derecho a participar en dichos montos de liquidación en forma proporcional a los montos efectivamente pagados.

Si la asamblea general extraordinaria de accionistas no emite instrucciones expresas sobre la liquidación, los estatutos establecen que los liquidadores (i) concluirán todos los asuntos pendientes que consideren convenientes, (ii) prepararán un estado financiero y de inventario, (iii) recolectarán todos los créditos y pagarán todas los pasivos vendiendo activos según se requiera para cumplir esta actividad, (iv) venderán activos y distribuirán la utilidad, y (v) distribuirán el remanente, si hubiere, de manera proporcional entre las accionistas.

Cambios en el Capital Social

Nuestro capital social en circulación está dividido en fijo y variable. La parte fija del capital social está dividida en acciones Clase A y Clase B y no tienen valor nominal. La porción fija de nuestro capital social no puede ser rembolsada. Las acciones que representan la porción variable de nuestro capital social no tienen valor nominal. La porción variable del capital social no puede ser mayor a siete

veces la porción mínima del capital fijo de nuestra compañía según se establece en los estatutos sociales. La emisión de acciones de capital variable, a diferencia de la emisión de acciones de capital fijo, no requiere una modificación a los estatutos sociales, pero sí requiere de aprobación en la asamblea general ordinaria de accionistas. La porción fija de nuestro capital social sólo puede ser incrementado o disminuido mediante resolución de la asamblea general extraordinaria de accionistas y modificación a nuestros estatutos sociales, mientras que la porción variable de nuestro capital social puede ser incrementado o disminuido por resolución de la asamblea general ordinaria de accionistas. Actualmente, nuestro capital social consiste solamente de capital social fijo.

Un incremento en el capital social puede llevarse a cabo generalmente por medio de la emisión de nuevas acciones para su pago en efectivo o en especie, mediante capitalización de deudas o mediante la capitalización de ciertas partidas del capital contable. Un incremento en el capital social por lo general no puede llevarse a cabo hasta que todas las acciones de capital social previamente emitidas y suscritas hayan sido totalmente pagadas. Una reducción del capital social es adoptada para absorber pérdidas, rembolsar acciones, recompras de acciones en el mercado abierto o liberar a accionistas de pagos sin efectuar.

Derechos Preferentes

Salvo ciertas circunstancias limitadas, en caso de un aumento del capital social mediante la emisión de acciones a cambio de pago en efectivo o en especie, el tenedor de acciones existentes de una Clase determinada en el momento en que se decrete el aumento de capital tendrá un derecho de preferencia de suscribir la cantidad suficiente de nuevas acciones de la misma Clase para mantener la tenencia accionaria proporcional en dicha Clase. Los derechos preferentes deben ser ejercidos dentro de un periodo y bajo las condiciones establecidas para ese propósito por los accionistas en la asamblea respectiva. Bajo leyes mexicanas y los estatutos sociales, el periodo de ejercicio no podrá ser inferior a los quince días después de la publicación del aviso de aumento de capital en el Diario Oficial de la Federación, o posterior a la fecha de celebración de la asamblea de accionistas en el cual el aumento de capital fue aprobado, si todos los accionistas estuvieron presentes; de lo contrario, dicho derecho vencerá.

Los accionistas no tendrán derecho de preferencia para suscribir acciones comunes emitidas con motivo de fusiones, por conversión de obligaciones convertibles en acciones, en una oferta pública (si la mayoría de los accionistas en la asamblea general extraordinaria de accionistas aprueba la emisión de acciones y renuncian a su derecho de preferencia de acuerdo a las Ley del Mercado de Valores de México y nuestros estatutos sociales) o en la reventa de acciones en tesorería como resultado de las recompras efectuadas en la Bolsa Mexicana de Valores.

Bajo leyes mexicanas, un accionista no puede renunciar a su derecho de preferencia por adelantado, salvo ciertas circunstancias limitadas, y el derecho de preferencia no puede ser representado por un instrumento negociable por separado de la acción correspondiente. Los tenedores de ADRs pudieran estar restringidos en su habilidad para ejercer derechos de preferencia.

Restricciones que afectan a Accionistas Extranjeros

La inversión extranjera en el capital social de sociedades mexicanas está regulada por la Ley de Inversión Extranjera de 1993 y el Reglamento de Inversión Extranjera de 1998 en la medida que no contradigan la Ley de Inversión Extranjera. La Secretaría de Economía y la Comisión Nacional de Inversión Extranjera son responsables de la administración de la Ley de Inversión Extranjera y su Reglamento.

Nuestros estatutos sociales no restringen la participación de inversionistas extranjeras a cierto porcentaje del capital social. Sin embargo la Ley de Inversiones Extranjeras señala que se requiere la

autorización previa por parte de la Comisión de Inversiones Extranjeras para permitirle a un inversionista extranjero ser propietario de más del 49% del capital de una sociedad mexicana, en caso que el total de sus activos excedan en valor un monto determinado por la Comisión de Inversiones Extranjeras.

De conformidad con las leyes mexicanas, nuestros estatutos sociales establecen que cualquier extranjero que adquiera un interés o participación en nuestro capital social en cualquier momento será tratado como mexicano para efectos de su participación en nosotros, y en relación con la propiedad, derechos, concesiones, participaciones, o intereses que sean de nuestra propiedad o los derechos y obligaciones basados en contratos en los cuales seamos partes con las autoridades mexicanas. Dichos accionistas no pueden invocar la protección de su gobierno bajo pena de perder su participación accionaria que hayan adquirido a beneficio del gobierno mexicano.

Bajo esta norma, se entiende que un accionista extranjero ha acordado no invocar la protección de su gobierno con relación a sus derechos como accionista pero no se entiende que el accionista haya renunciado a otros derechos que pudiera tener en relación con su inversión en nosotros, incluyendo sus derechos bajo las leyes de valores estadounidenses. Si un accionista invoca protección gubernamental en violación a esta norma, podría perder sus acciones a favor del gobierno mexicano, Las leyes mexicanas establecen que dicha disposición se incluya como parte de los estatutos sociales de las empresas al menos que dichos estatutos sociales prohíban participación accionaria por parte de extranjeros.

Registro y Transferencia

Nuestras acciones están representadas por certificados nominativos. Mantenemos un registro de accionistas y, de acuerdo a las leyes mexicanas, solamente las personas inscritas en el registro de accionistas son reconocidas como los dueños de las acciones.

Derechos de Reembolso

Las acciones de capital variable en circulación, en su caso, pueden ser reembolsados total o parcialmente por los tenedores de las mismas. La porción fija mínima del capital variable no puede ser reembolsada. Un tenedor de acciones de capital variable que desea rembolsar total o parcialmente dichas acciones tiene obligación de notificarnos mediante un escrito a tal efecto. Si el aviso de reembolso es recibido antes del último trimestre del año fiscal, el reembolso se hará efectivo al final del año fiscal en el cual dio aviso el accionista. De lo contrario, el reembolso será efectivo al final del siguiente ejercicio fiscal.

El reembolso de nuestras acciones de capital variable, en su caso, es efectuado al precio más bajo entre (i) el 95% del precio promedio de la acción cotizado en la Bolsa Mexicana de Valores durante los 30 días hábiles anteriores a la fecha en que el reembolso se haga efectivo, o (ii) el valor en libros por acción de capital variable según se calcule de nuestros estados financieros (según sean aprobados por la asamblea general ordinaria de accionistas) para el año fiscal al final del cual el reembolso se hará efectivo. Cualquier cantidad a ser pagada por nosotros sería exigible al día siguiente de la asamblea general ordinaria de accionistas a que se refiere la cláusula (ii) anterior. Dado que la porción fija de nuestro capital no puede ser reembolsada, reembolsaremos peticiones de reembolso a medida en que esté disponible el capital variable y en el orden en que recibamos las solicitudes respectivas.

Derechos de Avalúo

Bajo las leyes mexicanas, cuando los accionistas adopten una resolución aprobando un cambio en el objetivo social, cambio de nacionalidad o transformación de un tipo de sociedad a otra, cualquier accionista que tenga el derecho de votar sobre dicho cambio o transformación que haya votado en contra

del mismo, tiene el derecho de presentar sus acciones a cambio de una cantidad atribuible a dichas acciones, siempre y cuando dicho accionista ejerza su derecho de retiro dentro de los quince días siguientes a la clausura de la asamblea en la cual se aprobó el cambio o transformación. Bajo las leyes mexicanas, la cantidad que tiene derecho a recibir el accionista que se retira equivale a su porcentaje de propiedad en nuestro capital social de acuerdo a nuestros estados financieros más recientes aprobados por la asamblea general ordinaria de accionistas. El reembolso pudiera tener ciertas consecuencias fiscales.

Recompra de Acciones

Podemos recomprar nuestras acciones comunes en la Bolsa Mexicana de Valores en cualquier momento al valor de mercado al momento de la transacción. La recompra de acciones se hará con cargo a nuestro capital contable en caso que las acciones recompradas se mantengan como acciones nuestras en circulación, o con cargo al capital social si las acciones recompradas se convierten en acciones de tesorería. En la asamblea general ordinaria de accionistas, los accionistas deberán determinar el monto máximo de fondos que se destinará a la recompra de acciones, cuyo monto no podrá exceder nuestra utilidad neta, incluyendo utilidades retenidas.

Las acciones recompradas serán retenidas por nosotros como acciones de tesorería, entre tanto se efectúe su venta futura en la Bolsa Mexicana de Valores. No podemos ejercer los derechos económicos y de voto de las acciones recompradas y dichas acciones no se consideran en circulación para efectos de calcular cualquier quórum o voto en asambleas de accionistas. Las acciones recompradas que mantengamos en circulación no podrán ser votadas en ninguna asamblea de accionistas El aumento o disminución del capital social como consecuencia de la recompra o venta de las acciones por la compañía no requiere la aprobación de la asamblea de accionistas ni del consejo de administración.

Bajo las leyes de valores mexicanas, nuestros consejeros, directores, comisarios, secretario del consejo de administración y tenedores del 10% o más de las acciones comunes en circulación no pueden vendernos acciones comunes o adquirir acciones recompradas de nosotros, al menos que recompremos acciones de ellos mediante una oferta pública de compra. La reglamentación contenida en la Ley del Mercado de Valores establecen que si decidimos recomprar acciones comunes que representen 3% o más de nuestro capital social en un periodo de 20 días hábiles, estas recompras deben ser efectuadas por medio de una oferta pública de compra.

Recompra en Caso de Pérdida de Registro

Si el registro de nuestras acciones comunes de la Sección de Valores del Registro Nacional de Valores ("RNV") es cancelado, ya sea a petición nuestra o por la CNBV, de conformidad con nuestros estatutos sociales y reglamentos de la CNBV, nuestro accionista mayoritario debe hacer una oferta pública de compra de las acciones propiedad de los accionistas minoritarios previa a la cancelación. Al menos que se apruebe un precio diferente por parte de la CNBV, las acciones comunes deben ser adquiridas por el accionista mayoritario por lo menos al precio que resulte más alto entre el precio promedio del cierre de las operaciones que se hayan efectuado durante los 30 días anteriores a la oferta en que hubieran cotizado las acciones y el valor en libros de las acciones comunes, según se refleja en el último reporte trimestral registrado ante la CNBV y la Bolsa Mexicana de Valores anterior a la fecha de la oferta. Una vez que se haga una oferta pública y antes de la cancelación de nuestras acciones comunes en la Sección de Valores del RNV, si nuestros accionistas mayoritarios no han adquirido 100% de nuestras acciones en circulación, nuestros accionistas mayoritarios deberán constituir un fideicomiso para proveer recursos monetarios suficientes, los cuales se mantendrán en fideicomiso por al menos dos años, para permitirle a cualquier accionista minoritario vender sus acciones al fideicomiso al precio de la oferta pública.

De conformidad con los estatutos sociales, los tenedores de la mayoría de las acciones comunes no están obligados a llevar a cabo una oferta pública de compra de las acciones comunes propiedad de los accionistas minoritarios si los tenedores de todas las acciones comunes aprueban la cancelación del registro de acciones comunes en el RNV. Esta regla de los estatutos sociales no podrá ser modificada sin el consentimiento de los tenedores de por lo menos el 95% de las acciones comunes en circulación y previa aprobación de la CNBV. Los accionistas mayoritarios no estarán obligados a llevar a cabo una oferta pública si la totalidad de los accionistas aprueban la cancelación del registro.

Derechos de los Accionistas

Las protecciones otorgadas a los accionistas minoritarios bajo las leyes mexicanas son diferentes a las otorgadas en los Estados Unidos y muchas otras jurisdicciones. Las leyes aplicables sobre las obligaciones de los consejeros y accionistas mayoritarios no han sido sujeto a interpretación judicial de consideración en México, a diferencia de muchos Estados de los Estados Unidos en donde las obligaciones de cuidado y lealtad elaboradas por decisiones judiciales ayudan a dar forma a los derechos de los socios minoritarios. Los procedimientos civiles mexicanos no contemplan demandas por grupos grandes de demandantes o acciones derivadas de accionistas, las cuales les permiten a los accionistas en tribunales de Estados Unidos a demandar a favor de otros accionistas o ejecutar los derechos de la sociedad misma. Los accionistas no pueden objetar resoluciones corporativas adoptadas en una asamblea de accionistas al menos que satisfagan ciertos requerimientos de procedimiento.

Como resultado de estos factores, en la práctica pudiera ser más difícil para nuestros accionistas minoritarios hacer valer sus derechos en contra de nuestros consejeros o nuestros accionistas mayoritarios que para los accionistas de una empresa norteamericana.

Adicionalmente, bajo las leyes de valores estadounidenses, como una emisora privada extranjera, estamos exentos de ciertas reglas que aplican a emisoras estadounidenses con valores registradas bajo la "*Securities and Exchange Act*" de 1934, incluyendo reglas de solicitud de apoderados, reglas requiriendo declaración de propiedad de acciones por consejeros, directores y ciertos accionistas. También estamos exentos de ciertos requerimientos de reglamentación corporativa de la "*New York Stock Exchange*", incluyendo requerimientos relacionados con comités de auditoría y consejeros independientes.

2. Administradores y Accionistas

Función y Facultades del Consejo de Administración

La principal función del Consejo de Administración es dirigir y administrar a la sociedad, para lo cual cuenta con todas las facultades y obligaciones necesarias, pudiendo así decidir sobre todo lo concerniente a la realización de los fines sociales. Entre sus facultades se encuentran la de representar a la sociedad en asuntos de carácter judicial, administrativo, laboral y arbitral; la administración y disposición de los activos de la sociedad y del quehacer diario de los negocios sociales, la suscripción y negociación de títulos de crédito y la ejecución de los acuerdos de la asamblea de accionistas.

Consejeros y Principales Ejecutivos

Nuestros estatutos sociales establecen que el Consejo de Administración estará compuesto por un mínimo de cinco y un máximo de veinte consejeros, según lo decidan los accionistas en la Asamblea General Ordinaria de Accionistas. Conforme a las leyes mexicanas, al menos 25% de los miembros del Consejo de Administración deberán de ser independientes.

El Consejo de Administración, el cual fue designado en la Asamblea General Ordinaria de Accionistas celebrada el 16 de abril del 2002, actualmente se encuentra integrado por 12 consejeros, cada uno con su respectivo consejero suplente. La siguiente tabla muestra a los actuales miembros del Consejo de Administración, sus edades, años de servicio, principales ocupaciones y nombramientos como consejeros, la fecha de vencimiento de su posición como consejeros, tipo de consejero de acuerdo al Código de Mejores Practicas promulgado por un comité formado por el Consejo Coordinador Empresarial (CCE), y su respectivo suplente.

Roberto González Barrera	Edad:	71
	Años como Consejero:	21
	Ocupación Principal:	Presidente del Consejo de Administración de GIMSA y GRUMA S.A. de C.V. Accionista y Presidente del Consejo de Administración de Grupo Financiero Banorte, S.A. de C.V., desde 1992.
	Fecha de Vencimiento:	2003
	Tipo de Consejero	Patrimonial, Relacionado
	Suplente:	Juan A. Quiroga García
Alejandro Álvarez Guerrero	Edad:	76
	Años como Consejero:	12
		Presidente del Consejo de Administración de Cablemás, S.A. de C.V. y Miembro del Consejo de Administración de Korn Ferry Internacional.
	Fecha de Vencimiento:	2003
	Tipo de Consejero	Independiente
	Suplente:	Javier A. Álvarez Figueroa
Rodolfo F. Barrera Villarreal	Edad:	74
	Años como Consejero:	13
	Ocupación Principal:	Presidente del Consejo de Administración de Grupo Quimmco, miembro del consejo consultivo de Grupo Financiero Bancomer, S.A. de C.V., Vicepresidente del Consejo y Primer Vicepresidente del Comité Ejecutivo de Grupo Financiero Banorte S.A. de C.V.
	Fecha de Vencimiento:	2003
	Tipo de Consejero	Independiente
	Suplente:	Jesús L. Barrera Lozano
Jaime Costa Lavín	Edad:	48
	Años como Consejero:	1
	Ocupación Principal:	Presidente de las Operaciones Latinoamericanas de GRUMA.
	Fecha de Vencimiento:	2003
	Tipo de Consejero	Relacionado
	Suplente:	Leonel Garza Ramírez
Ernesto Enríquez Uso	Edad:	70
	Años como Consejero:	1

	Ocupación Principal:	Consejero en Molinos Azteca de Chalco, S.A. de C.V. Presidente del Consejo de Administración de Grupo Enríquez, S.A. de C.V.
	Fecha de Vencimiento:	2003
	Tipo de Consejero	Relacionado
	Suplente:	Alejandro Enríquez Larrondo
Roberto González Moreno	Edad:	50
	Años como Consejero:	17
	Ocupación Principal::	Director General y Presidente del Consejo de Administración de Corporación Noble, S.A. de C.V., y de Noble Marketing International, Inc.
	Fecha de Vencimiento:	2003
	Tipo de Consejero	Patrimonial, Relacionado
	Suplente:	Raúl Cavazos Morales
Juan B. Guichard Michel	Edad:	48
	Años como Consejero:	Desde Abril 2002
	Ocupación Principal:	Presidente del Consejo de Administración de Invex, Grupo Financiero, S.A. de C.V.
	Fecha de Vencimiento:	2003
	Tipo de Consejero	Patrimonial, Independiente
	Suplente:	Juan David Michel
Eduardo Livas Cantú	Edad:	59
	Años como Consejero:	16
	Ocupación Principal:	Consultor especializado en asuntos financieros, estratégicos y fusiones y adquisiciones. Miembro del Comité de Auditoria y Manejos de Riesgos de Grupo Financiero Banorte, S.A. de C.V., Consejero suplente del Consejo de Administración de Savia, S.A. de C.V., miembro del Consejo de Administración de GRUMA y presidente del comité de auditoría de GRUMA, miembro del Consejo de Administración de Grupo Financiero Banorte, S.A. de C.V.
	Fecha de Vencimiento:	2003
	Tipo de Consejero	Independiente
	Suplente:	Alfredo Livas Cantú
Guillermo Martínez Domínguez	Edad:	78
	Años como Consejero:	12
	Ocupación Principal:	Consultor
	Fecha de Vencimiento:	2003
	Tipo de Consejero	Independiente
	Suplente:	Rosa Laura Martínez Benavides
Román Martínez Méndez	Edad:	64
	Años como Consejero:	Desde Abril 2002
	Ocupación Principal:	Presidente de Auditoría Interna de Grupo Financiero Banorte, S.A. de C.V y miembro del Comité de Auditoría de GRUMA.
	Fecha de Vencimiento:	2003

	Tipo de Consejero	Relacionado
	Suplente:	Homero Huerta Moreno
Héctor Rangel Domene	Edad:	54
	Años como Consejero:	5
	Ocupación Principal:	Consejero Delegado de Grupo Financiero BBVA-Bancomer, S.A. de C.V., Director general adjunto y miembro del Consejo de Administración de Bancomer, S.A. de C.V. miembro del Consejo de Administración de CINTRA, S.A.
	Fecha de Vencimiento:	2003
	Tipo de Consejero	Independiente
	Suplente:	Jaime Alatorre Córdoba
Javier Vélez Bautista	Edad:	45
	Años como Consejero:	2
	Ocupación Principal:	Consultor financiero, miembro del Consejo de Administración y del comité de auditoria de GRUMA y Grupo Financiero Banorte, S.A. de C.V.
	Fecha de Vencimiento:	2003
	Tipo de Consejero	Independiente
	Suplente:	Sergio García Boulle

El Sr. Roberto González Moreno, miembro del Consejo de Administración, es hijo del Sr. Roberto González Barrera, Presidente del Consejo de la Compañía.

El Consejo de Administración se reúne regularmente en juntas trimestrales. Los Consejeros fueron elegidos por un período de un año por los accionistas de la Compañía en la Asamblea Anual celebrada el 16 de Abril del 2002.

Secretario

El secretario del Consejo de Administración es el Sr. Salvador Vargas Guajardo, nuestro Director Jurídico, y su suplente es el Sr. Guillermo Elizondo Ríos. El Sr. Vargas Guajardo no es miembro del Consejo de Administración.

Comisario

Bajo las leyes mexicanas, un comisario debe de ser elegido por los accionistas en la asamblea anual ordinaria de accionistas por el término de un año. En la asamblea anual ordinaria de accionistas posterior, el comisario tiene la obligación de revisar nuestras actividades e informar sobre la veracidad de

la información financiera según es presentada a los accionistas por el Consejo de Administración. El comisario también está autorizado para (i) convocar las asambleas ordinarias y extraordinarias de accionistas y juntas del Consejo de Administración; (ii) colocar asuntos en el Orden del Día de las asambleas generales de accionistas y juntas del Consejo de Administración; y (iii) asistir a las asambleas generales ordinarias de accionistas y las juntas del Consejo de Administración, juntas del comité de auditoría y cualesquier otras juntas de comités intermedios en los cuales el Consejo de Administración delega cualquier actividad (sin derecho a voto). En la Asamblea General Ordinaria de Accionistas celebrada el 16 de abril del 2002, el Sr. Hugo Lara Silva fue designado como el comisario de la Compañía y el Sr. Carlos Arreola Enríquez fue elegido comisario suplente.

El Sr. Hugo Lara Silva tiene 62 años de edad. Es co-director y socio en PricewaterhouseCoopers, así como Consejero, miembro del comité ejecutivo internacional de auditoría y director jurídico de dicho despacho. El Sr. Hugo Lara Silva cuenta con experiencia en una amplia gama de negocios en el sector público y privado y ha sido Comisario de empresas como Grupo Modelo, S.A. de C.V., Ciba-Geigy Mexicana, S.A. de C.V., El Puerto de Liverpool, S.A. de C.V., Grupo Financiero Bancomer, S.A. de C.V., Grupo Mexicano Somex, S.N.C. y Aseguradora Cuauhtémoc, S.A., entre otras.

Alta Dirección

A continuación se establecen los nombres de nuestros directores, sus edades, años de servicio y puestos actuales como Directores:

Jaime Costa Lavín	Edad:	48
	Años Como Director:	2
	Puesto Actual:	Director General
	Otros Puestos:	Director General de las Operaciones de Latinoamérica de GRUMA
	Experiencia anterior:	Director de Coca-Cola-Femsa, Industrias LALA y Allied Domecq.
Raúl Cavazos Morales	Edad:	42
	Años Como Director:	Desde julio del 2001
	Puesto Actual:	Director Corporativo de Finanzas
	Otros Puestos	Director Corporativo de Finanzas de GRUMA
	Experiencia anterior:	Varias posiciones en el área de finanzas de GRUMA, incluyendo: Relaciones Bancarias, Financiamiento Corporativo y Tesorería.
Salvador Vargas Guajardo	Edad:	49
	Años Como Director:	6
	Puesto Actual:	Director Jurídico Corporativo
	Otros Puestos	Director Jurídico de GRUMA
	Experiencia anterior:	Distintas posiciones en Grupo Alfa, Protexa y Proeza. Socio de la firma de abogados Rojas-González-Vargas-De la Garza y Asociados.
Roberto González Alcalá	Edad:	38
	Años Como Director:	Desde enero del 2002
	Puesto Actual:	Director de Operaciones

	Experiencia anterior:	Varios puestos ejecutivos dentro las operaciones de GRUMA Centroamérica, incluyendo Director de Operaciones y Presidente de la división de tortilla y de la división de harina de maíz. También se desempeñó en las áreas de mercadotecnia, ventas y producción.
Ramiro Martínez Guerra	Edad:	58
	Años Como Director:	13
	Puesto Actual:	Subdirector Administrativo
	Experiencia anterior:	Gerente Administrativo de GIMSA.
Guillermo Nicolás Cubas Cordero	Edad:	47
	Años Como Director:	Desde diciembre del 2001
	Puesto Actual:	Subdirector de Mercadotecnia
	Experiencia anterior:	Desarrollo Humano en GRUMA servicios corporativos, y mercadotecnia en las Operaciones de GRUMA en Centroamérica, capacitación en PRODISA (operación de tortilla empacada de GRUMA en México), mercadotecnia en Industria Lactea Los Pinos.
Jaime Garza Cabañas	Edad:	36
	Años Como Director:	3
	Puesto Actual:	Subdirector de Ventas Industriales
	Experiencia anterior:	Gerente General de la Planta Silao de GIMSA, Pepsi-Cola.
Adalberto Becerra Pinedo	Edad:	43
	Años Como Director:	Desde enero del 2002
	Puesto Actual:	Subdirector de Ventas Cuentas Clave
	Experiencia anterior:	Director de Ventas y Operaciones de Pepsi-Gemex y Gerente General de Coca-Cola de México.
Javier Rivera de la Parra	Edad:	42
	Años Como Director:	3
	Puesto Actual:	Subdirector de Atención y Servicio al Cliente
	Experiencia anterior:	Gerente general de la planta Teotihuacan de GIMSA, Director de planeación y finanzas de Ingeniería Mexicana Incorporada.
Antonio Cantú García	Edad:	52
	Años Como Director:	6
	Puesto Actual:	Subdirector Técnico
	Experiencia anterior:	Gerente de Operaciones Tecnológicas de GRUMA, Gerente de Producción de GIMSA.
Guillermo Arteaga MacKinney	Edad:	40

	Años Como Director:	3
	Puesto Actual:	Subdirector Aseguramiento de Calidad
	Experiencia anterior:	Gerente de Operaciones Tecnológicas de GIMSA. Banco de México y la Universidad de British Columbia.
Luis Lauro Garza Villezca	Edad:	56
	Años Como Director:	9
	Puesto Actual:	Subdirector de Recursos Humanos
	Experiencia anterior:	Gerente de Relaciones Laborales y colaborador con el departamento de Recursos Humanos en GIMSA, Grupo Alfa y Coca-Cola.
Efraín Garza Hinojosa	Edad:	55
	Años Como Director:	9
	Puesto Actual:	Subdirector Abastecimiento de Maíz
	Experiencia anterior:	Varios puestos dentro de GIMSA y GRUMA.

Compensación de Consejeros y Alta Dirección

La cantidad total de compensación pagada por la Compañía a los consejeros y directores antes mencionados durante el ejercicio fiscal al 31 de diciembre del 2001 fue de Ps.19.5 millones y a los consejeros Ps.200 mil. La compensación contingente o diferida reservada a diciembre del 2001 era de U.S.$3.2 millones. Los miembros del Consejo de Administración de la Compañía perciben honorarios de Ps.12,500 por cada junta a la cual asistan como miembro.

Ciertos empleados tienen derecho a participar en nuestro plan de Bono Ejecutivo, el cual se basa en los resultados del individuo y los resultados de nuestras operaciones. Este programa aplica desde subdirectores y gerentes, hasta la alta dirección. La compensación variable podría situarse en un rango de un 15% a un 32% de la base anual de salario, dependiendo del puesto del empleado.

Ofrecemos un Plan Ejecutivo de Compra de Acciones a través de un fideicomiso que adquiere acciones de GRUMA para tal propósito. GRUMA ha establecido mediante un Fideicomiso irrevocable, un Plan Ejecutivo de Compra de Acciones designando hasta 8,039,219 acciones comunes, las que representan aproximadamente 1.82% del capital social de GRUMA las cuales están reservadas para emisión de acuerdo con este plan. A partir del 31 de diciembre del 2001, estas acciones han sido suscritas y pagadas, y hemos otorgado 1,144,564 de las acciones, representado el 0.26% del capital social de GRUMA bajo este plan. El número de acciones designado a cada empleado elegible es determinado de acuerdo al cargo que ocupa en nuestra empresa. Dichos empleados son elegibles para el Plan Ejecutivo de Compras de Acciones a partir del primer año en que presten sus servicios.

Tenencia Accionaria

Los siguientes consejeros son propietarios de acciones de GIMSA, y en lo individual ninguno de ellos representa más del 1% de nuestro capital social: Roberto González Barrera, Rodolfo F. Barrera Villarreal, Guillermo Martínez Domínguez, Román Martínez Méndez y Juan B. Guichard Michel.

Accionistas Mayoritarios

Al 30 de abril del 2002, existían 504,150,300 Acciones Comunes Clase A ("Acciones A") y 414,254,700 Acciones Comunes Clase B ("Acciones B") emitidas y en circulación. Al 30 de abril del 2002, 891,428,610 de estas acciones estaban detentadas por 566 tenedores mexicanos registrados. Las acciones restantes 26,976,390 están en posesión en los Estados Unidos de 29 tenedores registrados.

La siguiente tabla, muestra información relacionada con el porcentaje de cada Clase de nuestras acciones propiedad de una persona, que a nuestro conocimiento, es dueño de más del 5% de cualquier clase de nuestros valores con derecho a voto y nuestros consejeros y directores como grupo al 30 de abril del 2002. Los accionistas mayoritarios de la Compañía no tienen derechos de votos diferentes en relación con las acciones de las cuales son dueños.

	Acciones de su Propiedad			
Dueño	**Acciones A**	**Acciones B**	**Total**	**Poder de Voto**
GRUMA[1]	504,150,300	259,811,930	763,962,230	83.18%
Consejeros y Directores como Grupo	Ninguna	4,304,300	4,304,300	0.47%
Otros accionistas	Ninguna	150,138,470	150,138,470	16.35%

(1) Roberto González Barrera es el socio mayoritario de GRUMA. A través de su interés en GRUMA, el Sr. González Barrera controla indirectamente el 83.18% de nuestro capital social en circulación. Consecuentemente, el Sr. González Barrera tiene el poder para designar a la mayoría de nuestros consejeros y controlar la frecuencia y monto del pago de cualquier dividendo. El Sr. González Barrera es Presidente de nuestro Consejo de Administración.

GRUMA incrementó su participación en nosotros en un 4.52% en 1999 y 8.07% en 2000. GRUMA actualmente es dueño del 83.18% de nosotros. GRUMA activamente adquirió nuestras acciones en el mercado abierto de la Bolsa Mexicana de Valores.

Al 31 de Diciembre del 2001, 887,155,605 acciones son detentadas en México. El restante 31,249,395 acciones están detentadas en Estados Unidos por 28 tenedores registrados. En virtud de que algunas de las acciones Clase B y ADSs son propiedad de beneficiarios, el número de tenedores registrados pudiera no ser representativo del número de dueños beneficiarios.

El Sr. González Barrera tiene otorgado en garantía o se le ha requerido entregar parte de sus acciones en GRUMA para garantizar préstamos que le fueron otorgados. En caso de incumplimiento, si los acreedores ejecutan sus derechos sobre dichas acciones, el Sr. González Barrera pudiera perder su interés mayoritario en GRUMA, y, consecuentemente, de nosotros. Adicionalmente, el Sr. González Barrera debe otorgar a Archer-Daniels-Midland el derecho del tanto en la venta de sus acciones de GRUMA si al momento de la venta, es dueño de, o como resultado de la venta sería dueño de, menos del 30% de las acciones en circulación de GRUMA. Si Archer-Daniels-Midland ejerce su derecho, pudiera controlar a GRUMA, y en consecuencia, a nosotros.

Comité de Auditoría

De acuerdo con la reforma a la Ley del Mercado de Valores en México, promulgada el 30 de abril del 2001, un comité de auditoría se designó en la Asamblea General Ordinaria de Accionistas celebrada el 16 de abril de 2002. Los miembros del comité de auditoría fueron seleccionados de entre los Consejeros. El comité de auditoría en funciones se integra por tres miembros, siendo dos de ellos independientes. A continuación se presentan los nombres de los miembros del comité de auditoría, su posición dentro del comité y su clasificación como consejero:

Eduardo Livas Cantú	Puesto en el Comité: Tipo de Consejero:	Presidente del Comité de Auditoría Independiente
Javier Vélez Bautista	Puesto en el Comité: Tipo de Consejero:	Miembro del Comité de Auditoría Independiente

Román Martínez Méndez	Puesto en el Comité: Tipo de Consejero:	Miembro del Comité de Auditoría Relacionado

3. Auditores

En los últimos tres ejercicios GIMSA no ha tenido cambio de auditores. En los últimos dos ejercicios los auditores no han emitido ninguna opinión con salvedad, opinión negativa o abstenido de emitir opinión acerca de los estados financieros de la empresa.

El procedimiento para nombrar a los auditores se basa en:

- Cotizaciones de honorarios de firmas reconocidas por la *Securities and Exchange Commision, d*e los E.U.A.
- Tipo de servicios adicionales que pudieran prestar.

El tipo de servicios prestados a la empresa durante el 2001 por conceptos diferentes a los de auditoría fueron:

- Estudios de precios de transferencia.
- Servicios de consultoría de las áreas de legal y fiscal declaratorias para devolución del Impuesto al Valor Agregado.

4. Operaciones con Partes Relacionadas y Conflicto de Intereses

Transacciones entre Partes Relacionadas

En el curso normal de sus operaciones, nosotros y algunas de nuestras subsidiarias celebramos acuerdos con GRUMA y sus afiliadas, incluyendo acuerdos relacionados con el uso de propiedad intelectual, y el suministro de servicios de soporte técnico y de asesoría. Creemos que nuestras transacciones con partes relacionadas son celebradas generalmente en los términos substancialmente equivalentes a los ofrecidos por nosotros a nuestros clientes comerciales. A continuación se presenta un resumen de los principales acuerdos entre estas partes.

Nuestras subsidiarias operativas celebran contratos para ciertos servicios de tecnología y mantenimiento en relación con nuestro equipo de producción de harina de maíz con INTASA, una subsidiaria propiedad 100% de GRUMA. De conformidad con estos acuerdos, cada subsidiaria operativa nuestra le paga a INTASA 0.5% de las ventas netas consolidadas (sujeto a ciertos ajustes).

En Junio de 1990, GRUMA celebró un Contrato de Licencia con nosotros en relación con el derecho no exclusivo a utilizar la marca MASECA® en México. Actualmente somos la única licenciataria de GRUMA, de la marca MASECA® en México. MASECA® es una marca registrada en México. En la actualidad, la licencia permite a nosotros y nuestras subsidiarias a utilizar la marca MASECA® sin el pago de regalías. El acuerdo respecto a la Licencia ha sido renovado por tiempo indefinido.

Nuestras subsidiarias operativas también celebran contratos de servicios con Asesoría de Empresas, S.A. de C.V. ("AESA"), una subsidiaria propiedad 100% de GRUMA. AESA proporciona varios servicios de asesoría administrativa y operativa en las áreas de planeación y diseño, controles de auditoría, recursos humanos, consultoría fiscal y asuntos jurídicos. De acuerdo a los términos de dichos contratos, cada subsidiaria operativa nuestra le paga a AESA, de manera mensual, 2.5% de sus ventas netas más gastos directos relacionados.

GRUMA periódicamente celebra contratos de crédito a corto plazo con nosotros, en los cuales proporcionamos a GRUMA fondos para capital de trabajo a tasas de interés de mercado.

En marzo del 2000, comenzamos a otorgar préstamos a GRUMA los cuales alcanzaron un monto de Ps.862.8 millones en términos nominales al 15 de enero del 2001, siendo este el monto máximo alcanzado. Al 14 de junio del 2002, GRUMA nos debía Ps.442.0 millones. La tasa de interés promedio durante este año ha sido 7.9%.

Las transacciones anteriores fueron efectuadas dentro del curso normal de operaciones desde que GRUMA opera como la tesorería central de sus subsidiarias.

Conflicto de Intereses

De conformidad con las leyes mexicanas, cualquier accionista que tenga un conflicto de interés directa o indirectamente en relación con cualquier transacción debe de abstenerse de votar en la asamblea de accionistas en cuestión. Un accionista que vote sobre una transacción de negocio en el cual sus intereses están en conflicto con los nuestros, pudiera ser responsable por daños y perjuicios si la transacción no se hubiera aprobado sin el voto de dicho accionista.

V. MERCADO ACCIONARIO

1. Estructura Accionaria

Nuestras acciones Clase B se encuentran registradas en la Bolsa Mexicana de Valores, y las Acciones Americanas de Depósito (las "ADSs"), cada un representando 15 acciones Clase B, se encuentran registradas en la *New York Stock Exchange* (Bolsa de Valores de Nueva York). Al 31 de diciembre del 2001, aproximadamente el 8% de las acciones Clase B en el mercado estaban en formato de ADSs. Las ADSs se encuentran representadas por Recibos de Depósito Americanos ("ADRs") emitidos por Citibank N.A., como Depositario de conformidad con el Contrato de Depósito de fecha 17 de mayo de 1994 entre nosotros, Citibank N.A. y todos los tenedores de ADRs evidenciando ADSs registrados periódicamente. Al 31 de diciembre del 2001, 414,254,700 Acciones Clase B en circulación (de los cuales 31'249,395 acciones, representado por 2'083,293 ADSs estaban registrado a nombre de 28 tenedores en los Estados Unidos). En virtud de que algunas de las acciones Clase B y los ADSs están registrados a nombre de apoderados, el número de tenedores registrado podría no ser representativo de dueños beneficiarios.

2. Comportamiento de la Acción en el Mercado de Valores

La siguiente tabla muestra, para los períodos indicados, el precio anual máximo y mínimo de cierre para las acciones Serie B y los ADSs según reporte de la Bolsa Mexicana de Valores y la Bolsa de Valores de Nueva York (*New York Stock Exchange o NYSE*), respectivamente.

	Bolsa Mexicana de Valores			NYSE		
	Acciones Comunes			ADS(1)		
	Máximo	Mínimo	Volumen promedio	Máximo	Mínimo	Volumen promedio
	(Pesos por acción(2))		(000)	(Dólares por ADS)		(000)
Historial de Precio anual						
1997	10.62	7.40	1,975,439	20.50	14.06	85,972

1998	8.98	4.15	730,302	15.38	6.06	47,040
1999	9.42	4.02	945,932	14.56	6.31	28,306
2000	6.16	1.85	758,416	9.63	2.88	25,039
2001	3.05	1.50	388,094	5.21	2.55	13,552
Historial de Precio Trimestral						
2000						
1er Trimestre	6.16	4.43	1,725,203	9.63	6.94	60,327
2° Trimestre	5.46	4.00	145,180	8.75	6.25	6,911
3er Trimestre	4.60	2.72	214,354	7.31	4.38	11,330
4° Trimestre	2.90	1.85	940,033	4.63	2.88	22,544
2001						
1er Trimestre	2.33	2.00	212,929	3.70	3.00	3,628
2° Trimestre	2.61	1.50	484,342	4.20	2.55	14,727
3er Trimestre	2.42	1.59	254,755	3.91	2.57	7,381
4to Trimestre	3.05	1.98	603,332	5.21	2.81	27,542

	Bolsa Mexicana de Valores			NYSE		
	Acciones Comunes			ADS(1)		
	Máximo	Mínimo	Volumen promedio	Máximo	Mínimo	Volumen promedio
	(Pesos por acción(2))		(000)	(Dólares por ADS)		(000)
2002						
1er Trimestre	4.46	3.09	239,559	7.35	4.85	5,958
2° Trimestre(3)	4.83	3.90	158,764	8.05	6.05	4,384
Historial de Precio Mensual						
Diciembre 2001	3.05	2.92	733,905	5.10	4.70	39,255
Enero 2002	4.46	3.09	392,923	7.35	4.85	10,176
Febrero 2002	4.40	4.20	182,658	7.11	6.70	4,158
Marzo 2002	4.40	4.30	112,178	7.19	7.00	3,240
Abril 2002	4.83	4.31	190,409	8.05	6.85	6,077
Mayo 2002	4.28	3.95	131,124	6.70	6.10	4,400
Junio 2002(3)	4.05	3.90	162,350	6.25	6.05	1,060

(1) Precio por ADS en dólares de los Estados Unidos; una ADS representa 15 acciones comunes Serie B.
(2) Pesos por acción refleja el precio nominal en el momento de la transacción.
(3) Al 18 de junio del 2002.

El 18 de junio del 2002, el último precio de venta reportado de las Acciones Clase B en la Bolsa Mexicana de Valores fue de Ps.4.05 por Acción Clase B y el último precio de venta reportado de las ADSs en la *New York Stock Exchange* fue de U.S.$6.05 por ADS.

Cotización en la Bolsa Mexicana de Valores

La Bolsa Mexicana de Valores, S.A. de C.V., localizada en México, Distrito Federal, es la única bolsa de valores en México. Fundada en 1907, está constituida como una sociedad anónima cuyas acciones son propiedad de casas de bolsa, siendo las únicas autorizadas para realizar transacciones en la bolsa. Las transacciones en la Bolsa Mexicana de Valores se realizan principalmente a través de sistemas automatizados y está abierto desde las 8:30 a.m. a las 3:00 p.m. tiempo de México, Distrito Federal, cada día de negocio. Las transacciones de valores registrados en la Bolsa Mexicana de Valores también pueden llevarse a cabo fuera de la bolsa. La Bolsa Mexicana de Valores opera un sistema de suspensión automática de transacciones en acciones de un emisor en particular como una medida para controlar la excesiva volatilidad de precios, pero bajo los reglamentos actuales este sistema no aplica a valores tales

como las acciones Clase B que están directa o indirectamente (por ejemplo, a través de ADSs) cotizadas en una bolsa de valores (incluyendo para estos propósitos a la *New York Stock Exchange*) fuera de México.

Diariamente, se establece una banda de precio con límites mínimos y máximos para cada acción, por lo general esta banda se establece 15% por encima y por debajo del precio de referencia, el cual al inicio de la jornada es el precio de apertura. Si durante el día, se presenta una postura de compra o de venta por fuera de la banda de precio establecida, automáticamente se suspende la operación. Al reestablecerse la operación, el valor más alto de la banda fijada anteriormente, se convierte en el nuevo precio de referencia en caso de un incremento de precio de una acción o el punto más bajo de la banda anterior se convierte en el nuevo precio de referencia en caso de un decremento en el precio de una acción.

El 20 abril del 2001, se hizo una postura de compra en firme para las acciones Clase B a un precio que excedió el precio de mercado de la acción en 20.51% y la operación fue suspendida en la Bolsa Mexicana de Valores de 9:02 a.m. a 9:48 a.m. El 26 de abril del 2001 el precio de las acciones Clase B se incrementó en 38.88%, causando que la acción se suspendiera de 7:38 a.m. a 8:04 a.m. Esa misma mañana se hizo una postura de compra en firme para la acción Clase B a un precio que fue 25.70% por abajo del precio de mercado, lo que ocasionó que se suspendiera la operación en la Bolsa Mexicana de Valores de 8:34 a.m. a 8:36 a.m. El 17 de septiembre del 2001, el precio de la acción de la Clase B disminuyó 15.56% y lo que ocasionó que se suspendiera la operación en la Bolsa Mexicana de Valores de 12:32 p.m. a 12:34 p.m. El 26 de septiembre del 2001, se hizo una postura de compra en firme para la acción Clase B a un precio que fue 17.21% por abajo del precio de mercado, lo que ocasionó que se suspendiera la operación en la Bolsa Mexicana de Valores de 10:03 a.m. a 10:38 a.m.

El pago es efectuado a los dos días hábiles posteriores a la transacción de acciones en la Bolsa Mexicana de Valores. Pago diferido, aún por consentimiento de las partes, no es permitido sin la aprobación de la Comisión Nacional Bancaria y de Valores ("CNBV"). La mayoría de los valores intercambiados en la Bolsa Mexicana de Valores, incluyendo los nuestros, están depositados en la Institución para el Depósito de Valores, S.A. de C.V. ("INDEVAL"), una depositaria de valores privada que actúa como una cámara de compensación para las transacciones de la Bolsa Mexicana de Valores.

VI. ANEXOS

1. Estados Financieros Dictaminados

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. Y SUBSIDIARIAS

INDICE DE ESTADOS FINANCIEROS CONSOLIDADOS

	Página
Dictamen de los auditores independientes	53
Estados Consolidados de Situación Financiera al 31 de diciembre de 2001 y 2000	54
Estados Consolidados de Resultados por los años terminados el 31 de diciembre de 2001, 2000 y 1999	55
Estados Consolidados de Variaciones en el Capital Contable por los años terminados el 31 de diciembre de 2001, 2000 y 1999	56
Estados Consolidados de Cambios en la Situación Financiera por los años terminados el 31 de diciembre de 2001, 2000 y 1999	57
Notas a los estados financieros consolidados	58

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

A los Accionistas de Grupo Industrial Maseca, S.A. de C.V.:

En nuestra opinión, los estados consolidados de situación financiera y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que se acompañan presentan razonablemente, en todos los aspectos importantes, la situación financiera de Grupo Industrial Maseca, S.A. de C.V. y subsidiarias (en conjunto "la Compañía") al 31 de diciembre de 2001 y 2000 y los resultados de sus operaciones y los cambios en su situación financiera por los tres años que terminaron el 31 de diciembre de 2001, de conformidad con los principios de contabilidad generalmente aceptados en México. Dichos estados financieros consolidados son responsabilidad de la administración de Grupo Industrial Maseca, S.A. de C.V.; nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorias. Nuestros exámenes fueron realizados de acuerdo con las normas de auditoria generalmente aceptadas en los Estados Unidos de América y México, las cuales requieren que la auditoria sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes. La auditoria consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros, asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

Los principios de contabilidad generalmente aceptados en México varían respecto a ciertos principios de contabilidad generalmente aceptados en los Estados Unidos de América. La aplicación de los principios de contabilidad generalmente aceptados en los Estados Unidos de América podría afectar la determinación de la utilidad neta consolidada y el resultado integral para cada uno de los tres años terminados al 31 de diciembre, y la determinación del total del capital contable al 31 de diciembre de 2001 y 2000, dichas diferencias se resumen en Nota 16 a los estados financieros consolidados.

PricewaterhouseCoopers

Carlos Arreola Enríquez

Monterrey, N.L., México
Enero 22 de 2002

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE SITUACION FINANCIERA
al 31 de diciembre de 2001 y 2000
(Expresados en miles de pesos Mexicanos de poder adquisitivo del 31 de diciembre de 2001)
(Notas 1 y 2)

	2001	2000
A C T I V O		
Circulante:		
Efectivo e inversiones temporales	$ 120,974	$ 20,829
Cuentas y documentos por cobrar, neto (Nota 3)	720,964	775,314
Impuestos por recuperar (Nota 3)	175,928	144,617
Cuentas por cobrar a compañías afiliadas (Nota 4)	212,406	722,625
Inventarios (Nota 5)	846,443	872,778
Pagos anticipados	13,903	11,153
Total activo circulante	2,090,618	2,547,316
Propiedades, planta y equipo, neto (Nota 6)	3,921,303	4,158,738
Otros activos, neto (Nota 7)	371,225	352,122
Total activo	$ 6,383,146	$ 7,058,176
P A S I V O		
Circulante:		
Proveedores	$ 115,125	$ 304,521
Cuentas por pagar a compañías afiliadas (Nota 4)	32,450	23,279
Pasivos acumulados y otras cuentas por pagar	155,244	151,291
Impuesto sobre la renta por pagar	14,935	43,325
Participación de utilidades al personal por pagar	14,660	6,769
Total pasivo circulante	332,414	529,185
Impuesto sobre la renta diferido (Nota 11)	966,252	976,661
Participación de utilidades al personal diferida (Nota 11)	23,968	24,328
Total pasivo	1,322,634	1,530,174
Contingencias y compromisos (Nota 9)		
Evento subsecuente (Nota 14)		
C A P I T A L C O N T A B L E		
Interés mayoritario (Nota 10):		
Capital social	183,681	183,681
Actualización del capital social	1,435,831	1,435,831
	1,619,512	1,619,512
Prima en venta de acciones	1,414,791	1,414,791
	3,034,303	3,034,303
Insuficiencia en la actualización del capital	(2,473,429)	(2,404,157)
Efecto acumulado de impuesto sobre la renta y participación en las utilidades diferidos	(653,925)	(653,925)
Utilidades retenidas:		
De años anteriores	4,504,080	4,874,934
Utilidad neta del año	352,671	383,887
Total interés mayoritario	4,763,700	5,235,042
Interés minoritario	296,812	292,960
Total capital contable	5,060,512	5,528,002
Total pasivo y capital contable	$ 6,383,146	$ 7,058,176

Las notas que se acompañan son parte integrante de estos estados financieros consolidados.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE RESULTADOS
Por los años terminados el 31 de diciembre de 2001, 2000 y 1999
(Expresados en miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto cifras por acción)
(Notas 1 y 2)

	2001	2000	1999
Ventas netas	$ 4,679,985	$ 4,986,867	$ 5,578,791
Costo de ventas	(3,270,788)	(3,551,697)	(4,217,606)
Utilidad bruta	1,409,197	1,435,170	1,361,185
Gastos de venta, administración y generales	(881,015)	(887,041)	(943,403)
Utilidad de operación	528,182	548,129	417,782
Resultado integral de financiamiento, neto:			
Gastos financieros	(22,047)	(25,114)	(49,275)
Productos financieros	99,065	115,175	106,095
Pérdida por posición monetaria, neta	(54,842)	(68,759)	(11,352)
(Pérdida) utilidad por fluctuación cambiaria, neta	(654)	3,259	60,097
	21,522	24,561	105,565
Otros gastos, neto	(18,972)	(4,611)	(32,080)
Utilidad antes de impuesto sobre la renta, participación de utilidades al personal e interés minoritario	530,732	568,079	491,267
Impuesto sobre la renta (Nota 11):			
Causado	(164,356)	(226,009)	(194,373)
Diferido	8,638	56,374	117,552
	(155,718)	(169,635)	(76,821)
Participación de utilidades al personal (Nota 11):			
Causado	(13,478)	(5,157)	(139)
Diferido	(734)	(815)	(598)
	(5,717)	(5,972)	(737)
Utilidad neta antes de interés minoritario	360,802	392,472	413,709
Interés minoritario	(8,131)	(8,585)	(4,852)
Utilidad neta (Nota 10-B)	$ 352,671	$ 383,887	$ 408,857
Utilidad por acción	$ 0.38	$ 0.42	$ 0.45
Promedio ponderado de acciones comunes en circulación (miles)	918,405	918,405	909,242

Las notas que se acompañan son parte integrante de estos estados financieros consolidados.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE VARIACIONES EN EL CAPITAL CONTABLE

Por los años terminados el 31 de diciembre de 2001, 2000 y 1999

(Expresados en miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto número de acciones)

(Notas 1 y 2)

	Capital social (Nota 10-A)					Utilidades retenidas (Nota 10-B)				
	Número de acciones (miles)	Importe	Prima en venta de acciones	Insuficiencia en la actualización del capital	Efecto acumulado de ISR y PTU diferidos	De años anteriores	Utilidad neta del año	Total interés mayoritario	Interés minoritario	Total capital contable
Saldos al 31 de diciembre de 1998	906,905	$ 1,599,234	$ 1,397,076	$ (1,989,169)	$ -	$ 4,060,051	$ 679,146	$ 5,746,338	$ 489,572	$ 6,235,910
Aplicación de la utilidad neta del año anterior						679,146	(679,146)			
Disminución en el capital social minoritario									(73,044)	(73,044
Dividendos pagados ($ 0.21 por acción)						(185,402)		(185,402)	(7,565)	(192,967
Compras netas de acciones propias (Nota 10-C)	11,500	20,278	17,715			23,808		61,801		61,801
Utilidad (pérdida) integral:										
Reconocimiento de los efectos de la inflación del año				(262,803)				(262,803)	(35,017)	(297,820
Utilidad neta del año							408,855	408,855	4,852	413,707
				(262,803)			408,855	146,052	(30,165)	115,887
Saldos al 31 de diciembre de 1999	918,405	1,619,512	1,414,791	(2,251,972)	-	4,577,603	408,855	5,768,789	378,798	6,147,587
Aplicación de la utilidad neta del año anterior						408,855	(408,855)			
Dividendos pagados ($ 0.13 por acción)						(120,804)		(120,804)	(2,134)	(122,938
Ventas netas de acciones propias (Nota 10-C)						9,280		9,280		9,280
Utilidad (pérdida) integral:										
Efecto acumulado de reconocer l ISR y PTU diferido					(653,925)			(653,925)	(85,005)	(738,930
Reconocimiento de los efectos de la inflación del año				(152,185)				(152,185)	(7,284)	(159,469
Utilidad neta del año							383,887	383,887	8,585	392,472
				(152,185)	(653,925)		383,887	(422,223)	(83,704)	(505,927
Saldos al 31 de diciembre de 2000	918,405	1,619,512	1,414,791	(2,404,157)	(653,925)	4,874,934	383,887	5,235,042	292,960	5,528,002
Aplicación de la utilidad neta del año anterior						383,887	(383,887)			
Dividendos pagados ($ 0.82 por acción)						(754,741)		(754,741)	(1,324)	(756,065
Utilidad (pérdida) integral:										
Reconocimiento de los efectos de la inflación del año				(69,272)				(69,272)	(2,955)	(72,227
Utilidad neta del año							352,671	352,671	8,131	360,802
				(69,272)			352,671	283,399	5,176	288,575
Saldos al 31 de diciembre de 2001	918,405	$ 1,619,512	$ 1,414,791	$ (2,473,429)	$ (653,925)	$ 4,504,080	$ 352,671	$ 4,763,700	$ 296,812	$ 5,060,512

Las notas que se acompañan son parte integrante de estos estados financieros consolidados.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. Y SUBSIDIARIAS
ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA
Por los años terminados el 31 de diciembre de 2001, 2000 y 1999
(Expresados en miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001)
(Notas 1 y 2)

	2001	2000	1999
Operación:			
Utilidad neta del año	$ 352,671	$ 383,887	$ 408,857
Interés minoritario	8,131	8,585	4,852
Partidas que no implicaron utilización de recursos:			
Depreciación y amortización	247,357	262,459	263,947
Impuesto sobre la renta y participación de utilidades al personal diferido	(7,904)	(55,559)	(116,953)
	600,255	599,372	560,703
Cambios en el capital de trabajo:			
Disminución en cuentas y documentos por cobrar, neto	54,350	40,173	10,255
(Incremento) disminución en impuestos por recuperar	(31,311)	27,248	118,240
Cuentas por cobrar y por pagar a compañías afiliadas, neto	33,051	(54,098)	(48,744)
(Incremento) disminución en inventarios	(4,521)	162,222	219,661
(Incremento) disminución en pagos anticipados	(3,310)	(3,513)	3,789
(Disminución) incremento en proveedores	(189,396)	78,321	102,407
Incremento (disminución) en pasivos acumulados y otras cuentas por pagar	3,953	(93,857)	119,336
(Disminución) incremento en impuesto sobre la renta y participación de utilidades al personal por pagar	(64,838)	20,909	(52,537)
	(202,022)	177,405	472,407
Recursos netos generados por la operación	398,233	776,777	1,033,110
Actividades de financiamiento:			
Préstamos bancarios	-	525,106	149,986
Pago de préstamos bancarios y deuda a largo plazo	-	(527,887)	(937,317)
Dividendos pagados	(756,065)	(122,938)	(192,967)
Ventas netas de acciones propias	-	9,280	61,801
Recursos netos utilizados en actividades de financiamiento	(756,065)	(116,439)	(918,497)
Actividades de inversión:			
Adquisición de propiedades, planta y equipo	(3,538)	(45,148)	(149,508)
(Incremento) reducción neta de fondos de investigación y desarrollo de tecnología	(10,122)	8,016	10,226
Préstamos a compañía tenedora	486,339	(693,024)	(2,065)
Otros activos	(14,702)	(2,628)	(73,473)
Recursos netos generados por (utilizados en) actividades de inversión	457,977	(732,784)	(214,820)
Incremento (disminución) en efectivo e inversiones temporales	100,145	(72,446)	(100,207)
Efectivo e inversiones temporales al inicio del año	20,829	93,275	193,482
Efectivo e inversiones temporales al final del año	$ 120,974	$ 20,829	$ 93,275

Las notas que se acompañan son parte integrante de estos estados financieros consolidados

1. ENTIDAD Y OPERACIONES

Grupo Industrial Maseca, S.A. de C.V. ("Gimsa") es una empresa mexicana con subsidiarias dedicadas principalmente a la fabricación y distribución de harina de maíz en México. La harina de maíz es utilizada principalmente en la preparación de tortillas y otros productos relacionados. Gimsa y subsidiarias, referidas en forma colectiva como la "Compañía", son controladas por Gruma, S.A. de C.V. ("Gruma").

2. PRINCIPALES POLÍTICAS CONTABLES

Los estados financieros consolidados y notas han sido preparados de acuerdo con los principios de contabilidad generalmente aceptados en México (Principios Mexicanos). En la nota 16 se incluye una conciliación entre los Principios Mexicanos y los principios de contabilidad generalmente aceptados en Estados Unidos de América (Principios Americanos).

A) CONSOLIDACIÓN DE ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de Gimsa y los de sus empresas subsidiarias. Los saldos y operaciones importantes entre las empresas consolidadas han sido eliminados.

Las principales subsidiarias incluidas en la consolidación son:

Empresas productoras de harina de maíz:	**% de participación**
Molinos Azteca de Chihuahua, S.A. de C.V.	100.00
Molinos Azteca, S.A. de C.V.	100.00
Industrias de Río Bravo, S.A. de C.V.	98.34
Harinera de Tamaulipas, S.A. de C.V.	100.00
Harinera de Veracruz, S.A. de C.V.	100.00
Molinos Azteca de Culiacán, S.A. de C.V.	100.00
Derivados de Maíz Alimenticio, S.A. de C.V.	100.00
Molinos Azteca de Jalisco, S.A. de C.V.	100.00
Harinera de Maíz, S.A. de C.V.	83.33
Molinos Azteca del Bajío, S.A. de C.V.	100.00
Molinos Azteca de Chalco, S.A. de C.V.	56.33
Harinera de Maíz de Jalisco, S.A. de C.V.	100.00
Harinera de Yucatán, S.A. de C.V.	88.57
Harinera de Maíz de Mexicali, S.A. de C.V.	85.00
Molinos Azteca de Chiapas, S.A. de C.V.	90.00
Molinos Azteca de Veracruz, S.A. de C.V.	100.00

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

2. PRINCIPALES POLÍTICAS CONTABLES (continúa)

Empresas de servicios y otras:

Compañía Nacional Almacenadora, S.A. de C.V.	100.00
Servicios Administrativos y Financieros Gimsa, S.A. de C.V.	100.00
Industria Tortilladora Azteca, S.A. de C.V.	100.00
Arrendadora de Maquinaria de Chihuahua, S.A. de C.V.	100.00

B) USO DE ESTIMACIONES

La preparación de los estados financieros requiere que la administración de la Compañía haga algunas estimaciones y supuestos, que afectan el importe de ciertos activos y pasivos y de ciertos ingresos, costos y gastos a las fechas y períodos que se informan; así mismo, pudieran afectar la revelación de activos y pasivos contingentes. Los resultados reales pueden diferir de las estimaciones efectuadas.

C) RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN

Los estados financieros han sido actualizados para reconocer los efectos de la inflación y están expresados en pesos de poder adquisitivo del 31 de diciembre de 2001, determinados como sigue:

- Para propósitos de comparabilidad, los estados financieros al 31 de diciembre de 2000 y 1999 han sido actualizados utilizando el factor de inflación derivado del Índice Nacional de Precios al Consumidor ("INPC"), publicado por el Banco de México.

- Los estados de resultados y de variaciones en el capital contable han sido actualizados utilizando el INPC aplicable al período que comprende desde la fecha en la cual se realizaron las operaciones y el final del año.

- Los estados de cambios en la situación financiera presentan, en pesos constantes, la generación y utilización de recursos por la operación y por actividades de financiamiento e inversión.

- Los principales factores anuales de inflación usados para actualizar la información financiera fueron 4.46%, 8.90% y 12.32% para los años 2001, 2000 y 1999, respectivamente.

2. PRINCIPALES POLÍTICAS CONTABLES (continúa)

La metodología para actualizar los estados financieros es la siguiente:

- Actualización de activos no monetarios

  Los inventarios y costo de ventas se actualizan utilizando el método de costos estimados de reposición. Como se detalla en la Nota 2-G, propiedades, planta y equipo, neto se actualizan usando factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, la cual se actualiza en base al índice general de precios al consumidor del país de origen y se valúan utilizando la moneda de ese país y el tipo de cambio vigente al final del año.

- Actualización de capital social, prima en venta de acciones y utilidades retenidas

  Equivale a la cantidad necesaria para mantener la inversión de los accionistas en términos de su poder adquisitivo original, se determina aplicando factores derivados del INPC, a partir de las fechas en que se hicieron las aportaciones de los accionistas y fueron generadas las utilidades y se presenta incluida en los renglones correspondientes del capital contable.

- Insuficiencia en la actualización del capital

  Representa, principalmente, la diferencia entre el valor específico de reposición de los activos no monetarios, antes descrito, y el costo histórico de esos activos actualizados por la inflación general, medida a través del INPC.

- Pérdida por posición monetaria

  Representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios al inicio de cada mes.

D) TRANSACCIONES EN MONEDA EXTRANJERA (Nota 12)

Las transacciones en moneda extranjera, principalmente en dólares americanos, se registran en pesos al tipo de cambio vigente a la fecha en que se realizan. Los saldos de activos y pasivos monetarios denominados en moneda extranjera se valúan en pesos al tipo de cambio vigente a la fecha del estado de situación financiera. Las diferencias en cambio derivadas de la valuación y pago de estos saldos se acreditan o cargan a los resultados del año.

2. PRINCIPALES POLÍTICAS CONTABLES (continúa)

E) INVERSIONES TEMPORALES

Inversiones temporales son las partidas equivalentes a efectivo con vencimientos en la fecha de compra inferiores a tres meses y que son valuadas al costo, el cual es aproximado al valor de mercado.

F) INVENTARIOS Y COSTO DE VENTAS (Nota 5)

Los inventarios se valúan a su costo estimado de reposición o mercado, el que sea menor. El costo de reposición es determinado en base al precio de la última compra o último costo de producción. El costo de ventas se determina utilizando costos estimados de reposición del mes en que se realizan las ventas.

G) PROPIEDADES, PLANTA Y EQUIPO, NETO (Nota 6)

Las propiedades, planta y equipo se actualizan usando el INPC, excepto por la maquinaria y equipo de procedencia extranjera que se actualiza mediante el índice general de precios del país de origen y se valúa utilizando la moneda de ese país y el tipo de cambio vigente al final del año.

La depreciación se calcula por el método de línea recta con base en el valor actualizado menos el valor de desecho y en las vidas útiles estimadas de los bienes. Las vidas útiles estimadas de los activos se resumen como sigue:

	Años
Edificios	24
Maquinaria y equipo	12

Las reparaciones y el mantenimiento se cargan a los resultados conforme se incurren. El costo de las mejoras mayores se capitaliza. El costo integral de financiamiento, neto incluyendo intereses, fluctuación cambiaria y resultado monetario de la deuda, relativo a nuevos proyectos de inversión se capitaliza como parte de los activos durante el período de construcción. La utilidad o la pérdida en la venta o retiro de activos se reconoce en resultados como "Otros productos (gastos), neto".

2. PRINCIPALES POLÍTICAS CONTABLES (continúa)

H) GASTOS PREOPERATIVOS (Nota 7)

Los gastos incurridos durante la etapa encaminada a iniciar operaciones industriales y/o comerciales se capitalizan y son presentados como gastos preoperativos en "Otros activos". Esta etapa termina cuando la Compañía inicia sus actividades comerciales. Su valor actualizado se determina mediante el INPC y la amortización se calcula por el método de línea recta en un período de 12 años.

I) EXCESO DEL COSTO DE ADQUISICIÓN DE SUBSIDIARIAS (Nota 7)

El exceso del costo sobre valor en libros de subsidiarias adquiridas se actualiza usando los factores del INPC. La amortización se calcula sobre la base de los valores actualizados usando el método de línea recta y un período no mayor a 20 años.

J) VALOR DE RECUPERACION DE ACTIVOS DE LARGA DURACION

La Compañía evalúa la recuperación de sus activos de larga duración, principalmente propiedades, planta y equipo, exceso del costo sobre el valor en libros de subsidiarias adquiridas y gastos preoperativos, cuando ciertos hechos y circunstancias son indicativas de que el valor registrado de los activos puede no ser recuperado. Cualquier pérdida por deterioro en estos activos mediante la diferencia entre el valor en libros y el valor de mercado de los activos que se mantienen para su uso, y la diferencia entre el valor en libros y el valor de realización neto de los activos que serán vendidos, se incluye en los resultados del año.

La administración de la Compañía estima que al 31 de diciembre de 2001 no existe deterioro en el valor de recuperación de los activos de larga duración.

2. PRINCIPALES POLÍTICAS CONTABLES (continúa)

K) PRIMA DE ANTIGÜEDAD E INDEMNIZACIONES POR RETIRO (Nota 8)

La prima de antigüedad, a que tienen derecho los trabajadores después de 15 años de servicio, se reconoce sobre la base de cálculos actuariales preparados por peritos independientes. Las indemnizaciones a que pueden tener derecho los trabajadores en caso de despido o muerte, bajo ciertas circunstancias establecidas por la Ley Federal del Trabajo de México, se llevan a resultados del año en que son exigibles.

L) RECONOCIMIENTO DE INGRESOS

Las ventas se registran conforme se efectúan los embarques de productos ordenados por los clientes. Las provisiones por descuentos, rebajas, devoluciones y otros ajustes se reconocen en el mismo ejercicio en que las ventas que les son relativas fueron registradas y están basadas ya sea en estimaciones históricas o en términos reales.

M) IMPUESTO SOBRE LA RENTA Y PARTICIPACIÓN DE UTILIDADES AL PERSONAL (Nota 11)

A partir del 1 de enero de 2000, la Compañía adoptó el método de activos y pasivos integrales para reconocer el impuesto sobre la renta diferido. Este método determina el impuesto sobre la renta diferido aplicando la tasa de impuesto sobre la renta correspondiente a las diferencias temporales entre los valores contable y fiscal de los activos y pasivos a la fecha de los estados financieros. El efecto acumulado al inicio del año derivado del cambio mencionado originó un incremento neto del pasivo por impuestos diferidos por $ 738,930 y una reducción del capital contable por la misma cantidad. Adicionalmente, la participación de utilidades al personal se determina utilizando también el método de activos y pasivos integrales.

N) UTILIDAD POR ACCIÓN

La utilidad neta por acción se calcula dividiendo la utilidad neta mayoritaria del año entre el promedio ponderado de acciones comunes en circulación durante el año.

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

2. PRINCIPALES POLÍTICAS CONTABLES (continúa)

O) UTILIDAD INTEGRAL

A partir del 1o. de enero de 2001, se inició la vigencia del Boletín B-4 "Utilidad Integral", que requiere que los diferentes conceptos que integran el capital ganado (perdido) durante el ejercicio, se muestren en el estado de variaciones en el capital contable, bajo el concepto de utilidad integral. La Compañía adoptó las disposiciones establecidas en dicho boletín y reestructuró dicho estado para hacer comparativos los diferentes renglones que lo integran.

P) INSTRUMENTOS FINANCIEROS

La Compañía lleva a cabo contratos de cobertura de transacciones futuras sobre algunos insumos claves para su operación como es el gas y parte de sus compras de maíz para reducir el riesgo creado por la fluctuación de los precios. Estos contratos no exceden las necesidades de producción del año. Las ganancias o pérdidas no realizadas generadas por estas operaciones no son reflejadas en los estados financieros hasta que se finiquiten los contratos. Las ganancias o pérdidas realizadas son reconocidas como parte del costo de producción al momento de su consumo.

3. CUENTAS Y DOCUMENTOS POR COBRAR, NETO E IMPUESTOS POR RECUPERAR

Al 31 de diciembre, cuentas y documentos por cobrar, neto se analiza como sigue:

	2001	2000
Clientes	$ 654,690	$ 702,985
Documentos por cobrar por venta máquinas tortilladoras	68,524	61,273
Estimación para cuentas de cobro dudoso	(33,239)	(30,716)
	689,975	733,542
Funcionarios y empleados	7,296	6,887
Otros deudores	23,693	34,885
	$ 720,964	$ 775,314

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

3. CUENTAS Y DOCUMENTOS POR COBRAR, NETO E IMPUESTOS POR RECUPERAR (continúa)

Al 31 de diciembre, impuestos por recuperar se integra de lo siguiente:

	2001	2000
Impuesto al valor agregado	$ 54,126	$ 49,142
Impuesto especial sobre producción y servicios	121,802	95,475
	$ 175,928	$ 144,617

4. SALDOS Y OPERACIONES CON COMPAÑIAS AFILIADAS

En el curso normal de sus operaciones la Compañía realiza transacciones con Gruma y sus compañías subsidiarias ("compañías afiliadas"). Al 31 de diciembre de 2001 y 2000, la Compañía tiene cuentas por cobrar a compañías afiliadas por $ 212,406 y $ 722,625, respectivamente y por pagar a corto plazo por $ 32,450 y $ 23,279, respectivamente. AL 31 de diciembre de 2001 y 2000, las cuentas por cobrar incluyen principalmente un saldo por cobrar a cargo de Gruma por $ 208,750 y $ 695,089, respectivamente, el cual devenga intereses a tasas de mercado.

Adicionalmente, al 31 de diciembre de 2001 y 2000, "Otros Activos" incluye depósitos en garantía a compañías afiliadas por $ 24,468 y $ 25,559, respectivamente.

Por los años terminados el 31 de diciembre de 2001, 2000 y 1999, las principales operaciones con compañías afiliadas se resumen como sigue:

	2001	2000	1999
Ingresos:			
Ventas de harina	$ 33,517	$ 34,884	$ 66,472
Servicios de molienda	-	-	4,620
Intereses ganados	52,254	41,790	544
Otros	1,199	1,991	2,615
	$ 86,970	$ 78,665	$ 74,251
Costos, gastos y otros:			
Adquisiciones de planta y equipo	$ 955	$ 2,109	$ 6,952
Compras de máquinas tortilladoras	93,730	90,556	124,926
Compra de software	-	26,758	51,916

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001,

4. SALDOS Y OPERACIONES CON COMPAÑIAS AFILIADAS (continúa)

	2001	2000	1999
Servicios administrativos (2.5% sobre ventas netas)	109,572	117,790	126,805
Servicios de ingeniería	21,914	23,558	25,379
Intereses	-	-	5,739
Servicios de transportación y otros	8,974	10,082	10,662
	$ 235,145	$ 270,853	$ 352,379

Debido a un acuerdo entre la Compañía y una de sus compañías afiliadas, la Compañía paga un honorario igual al 0.5% sobre sus ventas netas consolidadas a cambio de servicios técnicos proporcionados por la compañía afiliada. Adicionalmente, la Compañía paga un honorario igual al 2.5% sobre sus ventas netas de harina de maíz a cambio de servicios de asesoría administrativa y operacional proporcionados por otra compañía afiliada.

Adicionalmente, la Compañía ha celebrado un contrato de licencia no exclusiva con Gruma, el cual le permite utilizar gratuitamente en México la marca registrada "MASECA".

5. INVENTARIOS

Al 31 de diciembre, Inventarios se integra de lo siguiente:

	2001	2000
Maíz	$ 712,378	$ 739,666
Producto terminado	26,886	17,976
Máquinas tortilladoras y refacciones	46,169	57,911
Refacciones para maquinaria y otros	61,010	57,225
	$ 846,443	$ 872,778

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

6. PROPIEDADES, PLANTA Y EQUIPO, NETO

Al 31 de diciembre, Propiedades, planta y equipo, neto se integra como sigue:

	2001	2000
Terrenos	$ 188,050	$ 182,443
Edificios	1,287,276	1,276,983
Maquinaria y equipo	5,367,009	5,533,215
Construcciones en proceso y otros	19,269	17,392
	6,861,604	7,010,033
Depreciación acumulada	(2,940,301)	(2,851,295)
	$ 3,921,303	$ 4,158,738

Al 31 de diciembre de 2001 y 2000, maquinaria y equipo incluye la inversión en adquisición e implementación de software para uso interno por $127,528 y $129,453, respectivamente. Al 31 de diciembre de 2001, propiedades, planta y equipo incluye activos ociosos temporalmente por valor aproximado de $398,998. La Administración de la Compañía tiene la intención de usar estos activos en el corto plazo. Adicionalmente, la Compañía tiene activos fuera de operación al 31 de diciembre de 2001 por $ 48,395 de los cuales reconoció en "Otros gastos, neto" una pérdida en el valor de realización de los mismos por $ 14,000.

Por los años terminados al 31 de diciembre de 2001, 2000 y 1999, el gasto por depreciación asciende a $241,656, $ 255,934 y $ 259,435, respectivamente.

7. OTROS ACTIVOS, NETO

Al 31 de diciembre, Otros activos, neto se integra como sigue:

	2001	2000
Gastos preoperativos	$ 42,144	$ 40,853
Amortización acumulada	(25,893)	(21,092)
	16,251	19,761
Fondos de inversión para investigación y desarrollo de tecnología, a valor de mercado	209,496	199,375
Exceso del costo sobre el valor en libros de acciones adquiridas de subsidiarias, neto	65,534	69,241

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

7. OTROS ACTIVOS, NETO (continúa)

	2001	2000
Inversión en acciones de asociada	23,121	23,828
Depósitos en garantía	25,221	26,215
Documentos por cobrar a largo plazo por ventas de máquinas tortilladoras	10,518	7,520
Otros	21,084	6,182
	$ 371,225	$ 352,122

Al 31 de diciembre de 2001 y 2000, el exceso del costo sobre el valor en libros de acciones adquiridas de subsidiarias, neto incluye amortización acumulada de $9,336 y $5,419, respectivamente.

Por los años terminados al 31 de diciembre de 2001, 2000 y 1999, el gasto por investigación y desarrollo cargado en resultados fue de $11,747, $22,170 y $26,642, respectivamente.

8. PRIMA DE ANTIGÜEDAD

La prima de antigüedad a que tienen derecho los trabajadores al retiro es determinada por actuarios independientes basándose principalmente en los años de servicio, edad y remuneración de los trabajadores. La Compañía tiene constituidos fideicomisos para hacer frente a estas obligaciones.

Los componentes del costo (beneficio) neto por prima de antigüedad, por los años terminados el 31 de diciembre, consisten de lo siguiente:

	2001	2000	1999
Costo laboral	$ 1,314	$ 1,249	$ (223)
Costo financiero	469	411	463
Rendimiento del fondo	(1,657)	(1,653)	(802)
Amortización neta	937	463	(176)
Costo (beneficio) neto del año	$ 1,063	$ 470	$ (738)

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

8. PRIMA DE ANTIGÜEDAD (continúa)

Al 31 de diciembre, la situación del plan es como sigue:

	2001	2000
Valor presente de la obligación acumulada por:		
Beneficios adquiridos	$ (5,765)	$ (4,944)
Beneficios futuros	(4,268)	(3,786)
Beneficios acumulados de la obligación	(10,033)	(8,730)
Exceso de la obligación por beneficios proyectados sobre la obligación acumulada	(4,462)	(2,925)
Obligación por beneficios proyectados	(14,495)	(11,655)
Activos del plan a valor de mercado	16,366	14,738
Activos del plan en exceso de la obligación por beneficios proyectados	1,871	3,083
Partidas pendientes por reconocer en 14 años:		
Ganancia neta acumulada	(65)	(1,871)
Activo neto de transición	(1,141)	(234)
Costo de servicios pasados	(345)	(160)
Activo neto proyectado	$ 320	$ 818

Por los años terminados al 31 de diciembre de 2001 y 2000, los cambios en la obligación por beneficios proyectados y activos del plan son como sigue:

	2001	2000
Obligación por beneficios proyectados al inicio del año	$ 11,655	$ 11,828
Costo laboral	1,314	1,249
Costo financiero	469	411
Beneficios pagados	(29)	(3,102)
Pérdida actuarial	1,086	1,269
Obligación por beneficios proyectados al final del año	$ 14,495	$ 11,655

	2001	2000
Valor de mercado de los activos del plan al inicio del año	$ 14,738	$ 16,187
Rendimientos del fondo sobre los activos el plan	1,657	1,653
Beneficios pagados	(29)	(3,102)
Valor de mercado de los activos del plan al final del año	$ 16,366	$ 14,738

8. PRIMA DE ANTIGÜEDAD (continúa)

Los principales supuestos (tasas promedio, neto de la inflación esperada) usados para determinar el costo de la prima fueron los siguientes:

	2001	2000	1999
Tasa de descuento	4.0%	4.0%	4.0%
Tasa de incremento futuro en niveles de compensación	2.0%	2.0%	2.0%
Tasa de rendimiento esperado a largo plazo de los activos del plan	5.0%	5.0%	5.0%

9. CONTINGENCIAS Y COMPROMISOS

Al 31 de diciembre de 2001, la Compañía tiene compromisos derivados de contratos de arrendamiento a largo plazo de equipo de cómputo. Las rentas mínimas futuras ascienden a $1,650,000 dólares ($15,132 miles de pesos) integradas como sigue:

Año	Miles de Dólares americanos		Miles de Pesos	
2002	U.S.$	1,038	$	9,519
2003		523		4,791
2004		89		822
	U.S.$	1,650	$	15,132

Por los años terminados el 31 de diciembre de 2001, 2000 y 1999, los gastos por renta fueron de $30,050, $51,907 y $51,853, respectivamente, y corresponden a arrendamiento de inmuebles y equipo de cómputo, principalmente.

La Compañía lleva a cabo contratos de cobertura de transacciones futuras sobre algunos insumos claves para su operación, para reducir el riesgo creado por la fluctuación de los precios del maíz y del gas. Estos contratos no exceden las necesidades de producción del año.

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001,

10. CAPITAL CONTABLE

A) CAPITAL SOCIAL

La Compañía tiene 918,405,000 acciones comunes nominativas sin expresión de valor nominal autorizadas y emitidas, 504,150,300 y 414,254,700 acciones Clase "A" y "B", respectivamente. Ambas clases tienen igual prioridad en liquidación y dividendos. Las acciones Clase "A", que representan el 51% del capital social, sólo pueden ser adquiridas por mexicanos; las acciones de la Clase "B" no están sujetas a esta restricción y pueden ser adquiridas por extranjeros.

B) UTILIDAD NETA DEL AÑO Y DISTRIBUCION DE UTILIDADES RETENIDAS

La utilidad neta del año está sujeta a la separación de un 5% para incrementar la reserva legal hasta que ésta sea igual a la quinta parte del capital social pagado.

El pago de dividendos contra utilidades acumuladas que no hayan sido previamente gravadas, causará un impuesto a cargo de la Compañía equivalente al 53.85% del dividendo pagado. El impuesto pagado puede acreditarse contra el impuesto sobre la renta de los siguientes tres años. A partir del 1 de enero de 2002, los dividendos pagados por la Compañía no estarán sujetos a retención alguna si el monto de los dividendos no excede el saldo de la cuenta de utilidad fiscal neta.

C) RECOMPRA DE ACCIONES PROPIAS

La Asamblea de Accionistas autorizó crear una reserva de $600,000 para comprar hasta ese monto de acciones propias, limitado al 3% del capital social. Las recompras de acciones de la Clase "A", acontecen en tiempo en el mercado abierto al nivel de precio que la Compañía considera atractivo. Al 31 de diciembre de 2001, la Compañía no tiene acciones propias recompradas.

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

10. CAPITAL CONTABLE (continúa)

D) EFECTOS DE LA INFLACION

Al 31 de diciembre de 2001, el capital contable mayoritario se integra como sigue:

	Nominal	Actualización	Total
Capital social	$ 183,681	$ 1,435,831	$ 1,619,512
Prima en venta de acciones	333,734	1,081,057	1,414,791
Insuficiencia en actualización del capital	-	(2,473,429)	(2,473,429)
Efecto acumulado de reconocer ISR y PTU diferidos	(582,561)	(71,364)	(653,925)
Utilidades retenidas de años anteriores	1,871,876	2,632,204	4,504,080
Utilidad neta del año	345,904	6,767	352,671
	$ 2,152,634	$ 2,611,066	$ 4,763,700

E) VALOR FISCAL DEL CAPITAL SOCIAL Y UTILIDADES RETENIDAS

Al 31 de diciembre de 2001 y 2000, los valores fiscales actualizados del capital social y de las utilidades retenidas ascienden a $3,715,035 y $3,556,805 y $1,082,547 y $1,451,251, respectivamente.

11. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACION DE UTILIDADES AL PERSONAL

A) IMPUESTO SOBRE LA RENTA E IMPUESTO AL ACTIVO

La Compañía determina la provisión de impuesto sobre la renta sobre una base individual para Gimsa y cada una de sus subsidiarias (base no consolidada).

De acuerdo con la legislación fiscal vigente, la Compañía debe pagar anualmente el impuesto que resulte mayor entre el ISR y el IMPAC (1.8%). El IMPAC es determinado sobre el valor promedio de todos los activos de las compañías menos ciertos pasivos. Los pagos de IMPAC, cuando son mayores al ISR, son recuperables contra el exceso de ISR sobre IMPAC de los tres años anteriores y de los diez años subsecuentes.

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

11. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACION DE UTILIDADES AL PERSONAL (continúa)

Por los años terminados el 31 de diciembre de 2001, 2000 y 1999, impuestos causados se integran como sigue:

	2001	2000	1999
Impuesto sobre la renta	$ (164,356)	$ (226,009)	$ (194,373)
Impuesto al activo	(16,011)	(7,055)	(4,628)
	(180,367)	(233,064)	(199,001)
Beneficio de impuesto sobre la renta por la recuperación del exceso de impuesto sobre la renta sobre el impuesto al activo de años anteriores	16,011	7,055	4,628
	$ (164,356)	$ (226,009)	$ (194,373)

B) PARTICIPACION DE UTILIDADES AL PERSONAL

La participación de utilidades al personal (PTU) se determina individualmente para cada subsidiaria (sobre una base no consolidada) aplicando el 10% sobre la utilidad gravable determinada con bases similares a las del ISR, excepto que para PTU no se consideran los efectos de la inflación (componente inflacionario), el gasto por depreciación se determina sobre la base del costo de adquisición histórico y las utilidades y pérdidas cambiarias se consideran en función a su exigibilidad.

C) CONCILIACIÓN ENTRE RESULTADOS CONTABLES Y FISCALES

Por los años 2001, 2000 y 1999, la conciliación entre la tasa legal y la tasa real es la siguiente:

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001,

11. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACION DE UTILIDADES AL PERSONAL (continúa)

	2001	2000	1999
Tasa legal de impuesto sobre la renta	35%	35%	35%
Diferencias entre la contabilidad fiscal y contable por:			
Compras de inventarios, mano de obra y costos fijos contra costo de ventas	-	-	(3%)
Costo financiero, neto y otros productos financieros relacionados con los efectos de la inflación	(1%)	(3%)	(10%)
Gasto por depreciación, debido a tasas y bases diferentes	-	-	(2%)
Efecto de la actualización de las partidas por pasivo de impuestos diferidos	(5%)	(5%)	-
Otras diferencias permanentes	-	3%	(4%)
Tasa real de impuesto sobre la renta	29%	30%	16%

En la Ley del Impuesto sobre la Renta que rige a partir de 2002 se considera una reducción en la tasa actual de impuesto del 35% al 32%, esta reducción se hará en forma gradual a partir del 2003 hasta que la tasa nominal sea 32% en 2005 (ver Nota 14).

Al 31 de diciembre, los principales componentes del ISR y PTU diferidos, se resumen como sigue:

	2001		2000	
	Impuesto sobre la renta	Participación de utilidades al personal	Impuesto sobre la renta	Participación de utilidades al personal
Provisiones de pasivo	$ 38,150	$ 8,882	$ 49,537	$ 12,362
Pérdidas fiscales por amortizar	23,523	-	17,470	-
Activos por ISR y PTU diferidos	61,673	8,882	67,007	12,362
Inventarios	276,804	9,842	291,708	11,169
Propiedades, planta y equipo, neto	745,304	770	746,594	23,510
Otros activos	5,817	22,238	5,366	2,011
Pasivos por ISR y PTU diferidos	1,027,925	32,850	1,043,668	36,690
Pasivo neto por ISR y PTU diferidos	$ 966,252	$ 23,968	$ 976,661	$ 24,328

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

11. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACION DE UTILIDADES AL PERSONAL (continúa)

Al 31 de diciembre de 2001 y 2000, la Compañía no reconoció impuesto sobre la renta diferido activo por un total de $52,526 y $48,540, respectivamente, al haber identificado pérdidas fiscales de algunas de sus subsidiarias. En opinión de la administración, la recuperación de esas pérdidas fiscales por amortizar no es probable, al depender de la generación suficiente en el nivel de ingresos gravables de la subsidiaria.

Usando el método de contabilidad de pasivos parciales, por el año terminado el 31 de diciembre de 1999, las subsidiarias de la Compañía reconocieron un impuesto sobre la renta y participación de utilidades al personal diferido sobre diferencias temporales no recurrentes, resultantes entre la utilidad contable y fiscal de $ 116,954 (beneficio) el cual consiste de lo siguiente:

	1999
Diferencias entre la base contable y fiscal de inventarios	$ 121,149
Aportaciones deducibles al fondo de investigación y desarrollo	(7,545)
Diferencias entre contribuciones y otras provisiones contables y fiscales	3,350
	$ 116,954

D) PERDIDAS FISCALES POR AMORTIZAR

Al 31 de diciembre de 2001, la Compañía tiene pérdidas fiscales por amortizar por aproximadamente $217,583 disponibles para compensar sus utilidades fiscales en los siguientes años, los cuales expiran como sigue:

Año de caducidad	Importe
2003	$ 3,849
2004	53,904
2005	36,108
2006	22,371
2007	15,422
2008	11,897
2009	49,629
2010	24,403
	$ 217,583

12. SALDOS Y OPERACIONES EN MONEDA EXTRANJERA

Los activos y pasivos monetarios en dólares americanos, son los siguientes:

	Miles de dólares americanos			
	2001		2000	
Activos	U.S.$	821	U.S.$	9,088
Pasivos		(1.304)		(3.800)
Posición activa (pasiva) neta	U.S.$	(483)	U.S.$	5,288

Al 31 de diciembre de 2001 y 2000, los tipos de cambio entre el peso Mexicano y el dólar americano fueron $ 9.17 y $ 9.60 pesos, respectivamente. El 22 de enero de 2002, fecha de emisión de los estados financieros, el tipo de cambio fue 9.20 pesos por dólar americano.

Por los años terminados el 31 de diciembre de 2001, 2000 y 1999, la Compañía tuvo transacciones en dólares americanos como sigue:

	Miles de dólares americanos		
	2001	2000	1999
Compras de maíz	U.S.$ 47,430	U.S.$ 52,491	U.S.$ 66,493
Intereses pagados	619	895	978
Intereses pagados	-	19	2,900
Adquisiciones de equipo	88	69	215
	U.S.$ 48,137	U.S.$ 53,474	U.S.$ 70,586

Los activos incluidos en propiedad, planta y equipo de origen extranjero, y los respectivos montos en moneda extranjera a la fecha de adquisición son los siguientes:

	2001		2000	
	Moneda extranjera (miles)	Tipo de cambio al final del año (Pesos por moneda)	Moneda extranjera (miles)	Tipo de cambio al final del año (Pesos por moneda)
Dólares americanos	16,446	9.1700	19,999	9.6000
Francos suizos	919	5.5200	1,010	5.9208
Marcos alemanes	32,385	4.1800	31,007	4.5658
Liras italianas	65,269	0.0042	74,937	0.0046

13. INSTRUMENTOS FINANCIEROS

A) VALOR DE MERCADO DE INSTRUMENTOS FINANCIEROS

El importe de efectivo e inversiones temporales, cuentas y documentos por cobrar, impuestos por recuperar, cuentas por pagar, cuentas por cobrar y por pagar

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

a compañías afiliadas y pasivos acumulados y otras cuentas por pagar se aproximan a su valor de mercado, por lo corto de su fecha de vencimiento.

Los contratos de cobertura de transacciones futuras son de corto plazo y no exceden las necesidades de producción del año. La administración de la Compañía considera que el efecto en resultados por la ganancia o pérdida derivada de estos contratos no será significativo.

B) CONCENTRACIÓN DE RIESGO CREDITICIO

Los instrumentos financieros que potencialmente son sujetos a una concentración de riesgo son principalmente efectivo e inversiones temporales y cuentas por cobrar a clientes.

La Compañía deposita e invierte sus excesos de efectivo en prestigiadas instituciones financieras. La concentración de riesgo crediticio respecto a cuentas por cobrar es limitada, ya que la Compañía vende sus productos a un extenso número de clientes que comprenden la base de clientes de la Compañía y que están distribuidos en diferentes localidades de México. En los años 2001, 2000 y 1999, aproximadamente el 5.94%, 8.24% y 9.7% de las ventas de la Compañía fueron efectuadas a un cliente.

14. CAMBIO DE TASA DE ISR – EVENTO SUBSECUENTE

El 1° de enero de 2002, se promulgó la nueva Ley del Impuesto sobre la Renta con una reducción en la tasa de impuesto del 35% al 32%, reducción que se hará en forma gradual en los siguientes tres años.

De acuerdo con el Boletín D-4 "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad", en la determinación del impuesto diferido se debe aplicar la tasa que estará vigente al momento en que se estima que los activos y pasivos por impuestos diferidos se recuperarán o liquidarán.

14. CAMBIO DE TASA DE ISR – EVENTO SUBSECUENTE (continúa)

La Compañía estima que el efecto derivado de la modificación en la tasa de impuesto sobre la renta ocasionará una reducción del pasivo por impuestos diferidos por un importe de $ 79,155 con crédito a los resultados del ejercicio 2002.

15. NUEVOS PRONUNCIAMIENTOS CONTABLES

En noviembre de 2001, el Instituto Mexicano de Contadores Públicos emitió el Boletín C-9, "Pasivos, Provisiones, Activos y Pasivos Contingentes", que sustituye al Boletín C-9, "Pasivos" y al Boletín C-12, "Contingencias y Compromisos". Este boletín entra en vigor a partir del 1 de enero de 2003, pero se recomienda su aplicación anticipada.

El Boletín C-9 proporciona la guía para la valuación, reconocimiento y presentación de pasivos, provisiones, activos y pasivos contingentes y compromisos. Dicho boletín incluye reglas detalladas para provisiones, el uso del valor presente, la consideración de eventos futuros en su valuación, el tratamiento contable de posibles reembolsos y cambios en el valor estimado de las provisiones. Adicionalmente, el Boletín C-9 establece el tratamiento contable para la amortización de obligaciones cuando ocurre en una etapa temprana o cuando son sustituidas por una nueva emisión. La administración de la Compañía se encuentra evaluando el efecto de este nuevo boletín tendrá en sus estados financieros.

En diciembre 2001, el Instituto Mexicano de Contadores Públicos emitió el Boletín C-8, "Activos Intangibles". Este boletín define a los activos intangibles como los costos incurridos o los derechos o privilegios adquiridos que generarán beneficios económicos futuros. Adicionalmente, proporciona la guía para el diferimiento de los costos de investigación y desarrollo y ciertos gastos preoperativos, así como las reglas para la amortización de activos intangibles. Este boletín entra en vigor a partir del 1 de enero de 2003, pero se recomienda su aplicación anticipada. La administración de la Compañía se encuentra evaluando el efecto de este nuevo boletín tendrá en sus estados financieros.

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

16. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS

Los estados financieros consolidados de la Compañía han sido preparados de acuerdo con Principios Mexicanos, los cuales difieren en aspectos importantes con respecto a Principios Americanos. Los estados financieros consolidados bajo Principios Mexicanos incluyen los efectos de la inflación según lo establecido por el Boletín B-10 y sus documentos (ver Nota 2); los estados financieros preparados bajo Principios Americanos son presentados utilizando la base del costo histórico. La conciliación entre Principios Mexicanos y Principios Americanos incluye una partida resultante del efecto de aplicar la opción establecida por el Quinto Documento de adecuaciones al Boletín B-10 sobre la actualización de la maquinaria y equipo de procedencia extranjera, esto debido, como se describe más adelante, a que esta disposición bajo Principios Mexicanos no cumple con los requerimientos de la Regulación S-X en lo referente al uso de una moneda de reporte consistente. En la conciliación no se incluye el ajuste por los otros efectos de la inflación requeridos por los Principios Mexicanos, debido a que la aplicación del Boletín B-10 representa una medida integral de los efectos del cambio en el nivel general de precios dentro de la economía inflacionaria de México y, como tal, es considerada una presentación más significativa que el reporte financiero basado en costos históricos, esto para propósitos contables mexicanos y americanos.

Las principales diferencias entre los Principios Mexicanos y Americanos y el efecto en la utilidad neta consolidada y en el capital contable consolidado son presentadas a continuación, incluyendo una explicación de los ajustes.

Conciliación de la utilidad neta:

	Por el Año Terminado el 31 de Diciembre de:		
	2001	2000	1999
Utilidad neta reportada bajo Principios Mexicanos	$ 352,671	$ 383,887	$ 408,857
Ajustes por la aplicación de Principios Americanos:			
Gasto por depreciación (Ver B)	(35,752)	(37,382)	(22,484)
Gastos preoperativos (Ver C)	4,585	11,374	1,622
Costo integral de financiamiento (Ver D)	282	282	282
Impuesto sobre la renta diferido (Ver E)	(3,247)	24,966	(92,411)
Participación de los trabajadores en la utilidad diferido (Ver E)	(271)	(585)	(2,191)
(Pérdida) ganancia monetaria resultante de los ajustes por Principios Americanos	(79)	(204)	939
Total ajustes por Principios Americanos	(34,482)	(1,549)	(114,243)

16. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

	Por el Año Terminado el 31 de Diciembre de:		
	2001	2000	1999
Interés minoritario (Ver A)	5,021	922	(651)
Utilidad neta bajo Principios Americanos	$ 323,210	$ 383,260	$ 293,963
Utilidad por acción básica y diluida bajo Principios Americanos	$ 0.35	$ 0.42	$ 0.32
Promedio ponderado de acciones en circulación (000's)	918,405	918,405	909,242

Conciliación del capital contable:

	Al 31 de Diciembre de:	
	2001	2000
Capital contable reportado bajo Principios Mexicanos	$ 5,060,512	$ 5,528,002
Ajustes por la aplicación de Principios Americanos:		
Propiedad, planta y equipo (Ver B)	224,060	213,508
Gastos preoperativos (Ver C)	(16,251)	(19,749)
Costo integral de financiamiento (Ver D)	(1,976)	(2,258)
Impuesto sobre la renta diferido (Ver E)	(72,042)	(67,024)
Participación de los trabajadores en la utilidad diferida (Ver E)	1,625	1,974
Pérdida diferida en actividad de cobertura (Ver F)	(3,921)	-
Ajustes por Principios Americanos atribuibles al interés minoritario	10,841	3,090
Interés minoritario bajo Principios Mexicanos (Ver A)	(296,812)	(292,960)
Total ajustes por Principios Americanos	(154,476)	(163,419)
Capital contable bajo Principios Americanos	$ 4,906,036	$ 5,364,583

A continuación se presenta un resumen del estado de variaciones en capital contable de la Compañía, con los saldos determinados bajo Principios Americanos por el año terminado el 31 de diciembre de 2001:

Saldo al 31 de diciembre de 2000	$ 5,364,583
Dividendos pagados	(754,741)
Reconocimientos de los efectos de inflación del año	(23,095)
Pérdida diferida en actividad de cobertura	(3,921)
Utilidad neta del año	323,210
Saldo al 31 de diciembre de 2001	$ 4,906,036

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

16. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

A continuación se presenta el capital contable de la Compañía bajo Principios Americanos al 31 de diciembre de 2001 y 2000:

	2001	2000
Capital social	$ 1,619,512	$ 1,619,512
Prima en venta de acciones	1,414,791	1,414,791
Utilidades retenidas	5,049,596	5,481,127
Partidas de utilidad (pérdida) integral acumulada	(3,177,863)	(3,150,847)
Capital contable bajo Principios Americanos	$ 4,906,036	$ 5,364,583

A) PRESENTACIÓN Y CLASIFICACIÓN DE LOS ESTADOS FINANCIEROS

Bajo Principios Mexicanos, el interés minoritario se presenta como un componente por separado dentro de la sección del capital contable del estado consolidado de situación financiera. Bajo Principios Americanos, el interés minoritario no se incluye como parte del capital contable.

B) PROPIEDAD, PLANTA Y EQUIPO

De acuerdo con el Quinto Documento al Boletín B-10, la Compañía ha elegido aplicar el método de indización específica a los activos fijos de procedencia extranjera, con el propósito de determinar los saldos actualizados bajo Principios Mexicanos. Bajo Principios Americanos, el método de indización específica no cumple con el concepto de costo histórico, ni presenta información financiera en monedas constantes de reporte. El impacto en el valor en libros neto de los activos fijos de procedencia extranjera al utilizar el INPC mexicano, para propósito de los Principios Americanos, incrementa el capital contable al 31 de diciembre de 2001 y 2000 en $284,291 y $253,511, respectivamente.

Adicionalmente, bajo Principios Mexicanos, la aplicación de la depreciación de los activos temporalmente ociosos puede suspenderse si se espera que su valor en libros pueda recuperarse y que no se afecte su vida útil remanente. Bajo Principios Americanos, la depreciación de activos temporalmente ociosos no se suspende, por lo tanto, el ajuste a propiedad, planta y equipo disminuye el capital contable al 31 de diciembre de 2001 y 2000 en $60,231 y $40,003, respectivamente.

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

16. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

C) GASTOS PREOPERATIVOS

Bajo Principios Mexicanos, los gastos preoperativos pueden ser capitalizados y amortizados por la Compañía en un periodo de tiempo estimado de acuerdo a la generación futura de ingresos necesarios para recuperar tales gastos. La Compañía ha definido este periodo en 12 años basado en la experiencia previa. Bajo Principios Americanos, tales gastos deben considerarse como gastos del periodo.

El ajuste a otros activos disminuye el capital contable al 31 de diciembre de 2001 y 2000 en $16,251 y $19,749, respectivamente. Para el año 2000, el ajuste incluye la aplicación de un monto de $9,350 que fueron cancelados bajo Principios Mexicanos y que fueron llevados a resultados para Principios Americanos en años anteriores.

D) COSTO INTEGRAL DE FINANCIAMIENTO

Bajo Principios Mexicanos, el costo integral de financiamiento, incluyendo gasto por interés, ganancia o pérdida por fluctuación cambiaria y ganancias monetarias de la deuda relacionada con proyectos mayores de construcción, es capitalizado como parte de los activos fijos durante el periodo de construcción. Bajo Principios Americanos, las ganancias y pérdidas por fluctuación cambiaria y por posición monetaria sobre los préstamos en dólares americanos o en otras monedas estables deben ser excluidos del interés capitalizado.

E) IMPUESTO SOBRE LA RENTA Y PARTICIPACIÓN DE UTILIDADES AL PERSONAL DIFERIDO

Bajo Principios Mexicanos, hasta el 31 de diciembre de 1999, el impuesto sobre la renta diferido fue determinado bajo el método de pasivo parcial, bajo el cual se determinaba el impuesto sobre la renta sobre las diferencias temporales no recurrentes (esto es, aquellas que se espera se reversen en un periodo definido de tiempo) a la tasa fiscal esperada que estuviera vigente en el tiempo en que la reversa de dichas diferencias ocurriera. El reconocimiento del activo por impuesto diferido bajo Principios Mexicano estaba sujeto a una “certeza prácticamente absoluta” de que van a poder recuperarse en periodos futuros.

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

16. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

Como se señala en la Nota 2-M, a partir del 1 de enero de 2000, la Compañía adoptó las disposiciones del Boletín D-4 revisado, el cual establece el método de activos y pasivos para el reconocimiento del impuesto diferido para las diferencias temporales existentes. El tratamiento contable del Boletín D-4 es similar al método integral de activos y pasivos del SFAS-109 "Registro de Impuestos", para el reconocimiento de los activos y pasivos por impuesto diferido bajo Principios Americanos. Por lo tanto, por los años terminados el 31 de diciembre de 2001 y 2000, los ajustes por Principios Americanos a la utilidad neta y al capital contable reflejan únicamente el impuesto sobre la renta y la participación de los trabajadores en la utilidad diferido generado por los otros ajustes por Principios Americanos.

Bajo el método integral de activos y pasivos del SFAS 109, los activos y pasivos por impuesto diferido se reconocen por las consecuencias fiscales futuras atribuibles a las diferencias entre el valor en libros de los activos y pasivos existentes en los estados financieros y el valor fiscal respectivo. Los activos y pasivos por impuestos diferidos son medidos utilizando las tasas fiscales esperadas para ser aplicadas al ingreso gravable en los años en que la reversa de dichas diferencias temporales ocurre.

Para Principios Mexicanos y Americanos, los valores en libros utilizados en la determinación de los activos y pasivos por impuestos diferidos incluyen los ajustes por inflación descritos en la Nota 2-C y sus respectivos valores fiscales incluyen los efectos de la inflación basados en las regulaciones fiscales.

Los montos de impuestos diferidos cargados o acreditados a la utilidad neta para cada año bajo SFAS 109 y, como se señala en el Issue 93-9 del "US Financial Accounting Standards Board's Emerging Issues Task Force", fueron determinados basados en las diferencias entre los saldos iniciales y finales de los activos o pasivos por impuesto diferido para cada periodo, expresados en pesos constantes de poder adquisitivo.

Los efectos fiscales de las diferencias temporales que dan origen a los activos y pasivos por impuestos diferidos al 31 de diciembre de 2001 y 2000 se presentan a continuación:

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

16. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

	2001	2000
Impuesto diferido activo:		
Pérdidas fiscales por amortizar	$ 23,523	$ 17,470
Otros	38,150	49,537
Impuesto diferido activo total	61,673	67,007
Impuesto diferido pasivo:		
Propiedad, planta y equipo, neto	744,276	741,985
Inventarios	276,804	291,708
Otros activos	78,887	76,999
Impuesto diferido pasivo	1,099,967	1,110,692
Impuesto diferido pasivo neto bajo Principios Americanos	1,038,294	1,043,685
Impuesto diferido pasivo bajo Principios Mexicanos	(966,252)	(976,661)
Ajuste por Principios Americanos	$ 72,042	$ 67,024

A continuación se presenta un resumen de los saldos pasivos (activos) del impuesto diferido bajo Principios Americanos:

	2001	2000
Circulante:		
Impuesto diferido activo	$ (38,150)	$ (47,201)
Impuesto diferido pasivo	276,804	289,370
	238,654	242,169
No circulante:		
Impuesto diferido activo	(23,523)	(19,806)
Impuesto diferido pasivo	823,163	821,322
	799,640	801,516
Total	$ 1,038,294	$ 1,043,685

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

16. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

La provisión del gasto por impuestos bajo Principios Americanos se compone de lo siguiente:

	2001	2000	1999
Causado	$ (164,356)	$ (226,009)	$ (194,373)
Diferido	5,391	81,340	25,141
	$ (158,965)	$ (144,669)	$ (169,232)

Adicionalmente, la Compañía ha establecido, bajo Principios Americanos, un impuesto diferido pasivo de $22,343 y $22,354 al 31 de diciembre de 2001 y 2000, respectivamente, relacionado con la participación de los trabajadores en las utilidades, la cual es incluida dentro de los gastos de operación bajo Principios Americanos.

F) PÉRDIDA DIFERIDA EN ACTIVIDAD DE COBERTURA

Bajo Principios Mexicanos, con la adopción del Boletín C-2, "Instrumentos Financieros", el cual entró en vigor a partir del 1 de enero de 2001, cuando una compañía lleva a cabo actividades de cobertura, el instrumento financiero derivado correspondiente debe ser valuado utilizando el mismo criterio para los activos o pasivos que son objeto de la cobertura. Los cambios en el valor de realización de los derivados se reconocen en resultados, neto de costos, gastos o ingresos de los activos o pasivos que están siendo cubiertos.

Bajo Principios Americanos, todos los instrumentos derivados deben ser registrados en el balance general a su valor de realización. En la fecha en que los contratos de derivados inician, la Compañía determina si el derivado se trata de (a) una cobertura del valor de mercado o (b) una cobertura de flujo de efectivo. Para las transacciones de cobertura de flujo de efectivo, los cambios en el valor de mercado del instrumento financiero derivado deben incluirse en otras partidas de la utilidad integral. Las ganancias y pérdidas en las transacciones de cobertura de flujo de efectivo que se reconocen en otras partidas de la utilidad integral deben reclasificarse a los resultados de los periodos en que las utilidades fueron afectadas por la variabilidad de los flujos de efectivo del objeto de la cobertura.

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

16. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

Al 31 de diciembre de 2001, la Compañía tiene contratos de futuros para maíz y gas natural cuyos valores de mercado ascienden a $49,063 y $8,534, respectivamente y pérdidas no realizadas en dichos contratos por $796 y $3,125, respectivamente. Al 31 de diciembre de 2001 dichos contratos cubren un volumen de 2,560,000 bushels de maíz y 360,000 MMBTU de gas natural. El ajuste a dichos contratos disminuye el capital contable al 31 de diciembre de 2001 en $3,921.

G) INFORMACIÓN COMPLEMENTARIA DEL ESTADO CONSOLIDADO DE SITUACIÓN FINANCIERA

3. Otros pasivos circulantes:

Se incluyen dentro de pasivos acumulados y otras cuentas por pagar al 31 de diciembre de 2001 y 2000: anticipos de clientes ($10,256 y $10,018 respectivamente), costo de fletes por pagar ($7,965 y $8,312, respectivamente), compensaciones y beneficios de empleados por pagar ($30,538 y $36,125, respectivamente) y publicidad por pagar ($25,255 y $9,319, respectivamente).

4. Costos de software:

Los gastos por depreciación por los años terminados el 31 de diciembre de 2001, 2000 y 1999 ascienden a $17,039, $16,603 y $10,980, respectivamente.

- Otros de capital contable:

Al 31 de diciembre de 2001 y 2000, las utilidades no distribuidas de la compañía asociada ascienden a $8,263 y $8,277, respectivamente.

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

16. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

H) INFORMACIÓN COMPLEMENTARIA DEL ESTADO DE RESULTADOS

5. Utilidad de operación:

Bajo Principios Mexicanos, la Compañía no reconoce la participación de los trabajadores en la utilidad y la amortización del exceso del costo sobre el valor en libros de subsidiarias adquiridas como gastos de operación. Bajo Principios Americanos, tales rubros son incluidos en la determinación de la utilidad de operación. Por los años terminados el 31 de diciembre de 2001, 2000 y 1999, estos conceptos ascienden a $19,454, $9,297 y $2,929, respectivamente.

6. Costos de publicidad:

Los costos de publicidad, incluidos en los gastos de venta, administración y generales son llevados a resultados cuando la publicidad se lleva a cabo por primera vez. El gasto de publicidad por los años terminados el 31 de diciembre de 2001, 2000 y 1999 ascienden a $113,889, $61,124 y $62,174, respectivamente.

7. Gastos de embarque y manejo:

Durante el 2000, el Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") emitió el EITF 00-10, "Registro Contable de los Costos e Ingresos por Embarque y Manejo". Los gastos de embarque y manejo, incluidos en los gastos de venta, administración y generales, ascienden a $132,833, $141,638 y $148,589 para los años terminados el 31 de diciembre de 2001, 2000 y 1999, respectivamente.

I) INFORMACIÓN COMPLEMENTARIA DEL FLUJO DE EFECTIVO

El Boletín B-12 emitido por el Instituto Mexicano de Contadores Públicos especifica la presentación apropiada de los estados de cambios en la situación financiera. De acuerdo al Boletín B-12, las fuentes y usos de los recursos son determinados sobre la base de las diferencias entre los saldos iniciales y finales de los estados financieros, expresados en pesos de poder adquisitivo constante. Bajo Principios Americanos, se requiere el estado de flujo de efectivo, el cual presenta únicamente los movimientos de efectivo y excluye aquellas partidas que no involucraron efectivo.

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

16. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

La siguiente tabla presenta el estado de flujo de efectivo, ajustado por los niveles de precios, esto después de considerar el impacto de los ajustes por Principios Americanos y de conformidad con las recomendaciones del AICPA SEC Regulations Committee's International Practice Task Force.

	Por el año terminado el 31 de diciembre de:		
	2001	2000	1999
Actividades de operación:			
Utilidad neta del año	$ 323,210	$ 383,260	$ 293,963
Interés minoritario	3,110	7,663	5,503
Ajustes para conciliar la utilidad neta y el flujo neto generado por las actividades de operación:			
Estimación para cuentas incobrables	11,889	15,695	19,099
Pérdida por posición monetaria	54,921	68,963	10,413
Depreciación y amortización	278,242	288,185	284,525
Impuesto sobre la renta y participación de los trabajadores en las utilidades diferido	(4,386)	(79,940)	(22,355)
	666,986	683,826	591,148
Cambios en capital de trabajo:			
Cuentas por cobrar, neto	6,175	(47,883)	(159,514)
Impuestos por recuperar	(33,805)	19,767	118,240
Cuentas por cobrar y por pagar a compañías afiliadas, neto	17,530	(74,484)	(41,265)
Inventarios	(4,521)	162,222	219,661
Pagos anticipados	(3,310)	(3,513)	3,789
Proveedores	(183,426)	89,041	110,222
Pasivos acumulados y otras cuentas por pagar	10,558	(76,941)	16,134
Impuesto sobre la renta y participación de los trabajadores en la utilidad	(63,903)	56,324	628
	(254,702)	124,533	267,895
Flujo neto generado por las actividades de operación	412,284	808,359	859,043

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

16. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

	Por el año terminado el 31 de diciembre de:		
	2001	2000	1999
Actividades de inversión:			
Adquisiciones de propiedad, planta y equipo	(3,538)	(45,148)	(149,508)
Incremento (contribución) neta al fondo de investigación y desarrollo tecnológico	(19,211)	(9,726)	10,226
Préstamo a Gruma	485,248	(694,995)	-
Otros activos, neto	(14,779)	(3,051)	49,555
Flujo neto proporcionado por (utilizado en) actividades de inversión	447,720	(752,920)	(89,727)
Actividades de financiamiento:			
Préstamos bancarios	-	526,058	221,548
Pago de préstamos bancarios	-	(527,887)	(937,317)
Dividendos pagados	(756,065)	(122,938)	(192,967)
Ventas (compras) netas de acciones propias de la Compañía	-	9,280	61,801
Flujo neto utilizado en actividades de financiamiento	(756,065)	(115,487)	(846,935)
Efecto de inflación en efectivo e inversiones temporales	(3,794)	(12,398)	(22,588)
Decremento neto en efectivo e inversiones temporales	100,145	(72,446)	(100,207)
Efectivo e inversiones temporales al inicio del año	20,829	93,275	193,482
Efectivo e inversiones temporales al final del año	$ 120,974	$ 20,829	$ 93,275

En Diciembre 1999, se presenta una transacción que no involucra efectivo por $123,028 relacionada con un documento por pagar a corto plazo por la compra (a terceros) de acciones en ciertas subsidiarias.

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

16. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

Revelación complementaria de flujo de efectivo:

El flujo neto de efectivo de las actividades de operación incluye pagos y recepciones de intereses e impuestos, como se muestra a continuación:

	Por el año terminado el 31 de diciembre de:		
	2001	2000	1999
Interés incurrido	$ 22,047	$ 25,115	$ 49,276
Interés pagado	2,940	6,558	44,822
Interés recibido	8,154	23,612	37,351
Impuestos pagados	149,421	152,151	75,198

J) UTILIDAD INTEGRAL

La utilidad integral bajo Principios Americanos se compone de:

	Por el año terminado el 31 de diciembre de:		
	2001	2000	1999
Utilidad neta bajo Principios Americanos	Ps 323,210	Ps 383,260	Ps 293,963
Otras pérdidas integrales:			
Reconocimiento de los efectos de inflación	(23,095)	(100,174)	(96,481)
Pérdida diferida sobre actividad de cobertura	(3,921)	-	-
Utilidad integral bajo Principios Americanos	Ps 296,194	Ps 283,086	Ps 197,482

No se registraron impuestos por el reconocimiento de los efectos de la inflación por los años terminados el 31 de diciembre de 2001, 2000 y 1999.

Los cambios en otras pérdidas integrales acumuladas se presentan al 31 de diciembre de 2001 y 2000, a continuación:

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

16. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

	Reconocimiento de los efectos de la inflación	Pérdida diferida sobre actividad de cobertura	Otras pérdidas integrales acumuladas
Saldo al 31 de diciembre de 1999	$ (3,050,673)	$ -	$ (3,050,673)
Cambios durante el ejercicio	(100,174)	-	(100,174)
Saldo al 31 de diciembre de 2000	(3,150,847)	-	(3,150,847)
Cambios durante el ejercicio	(23,095)	(3,921)	(27,016)
Saldo al 31 de diciembre de 2001	$ (3,173,942)	$ (3,921)	$ (3,177,863)

K) INFORMACIÓN POR SEGMENTOS DE NEGOCIO

La Compañía se dedica principalmente a una sola línea de negocios, que consiste en la producción y venta de harina de maíz en México.

L) CUENTAS DE VALUACIÓN

La actividad en la estimación de cuentas incobrables por los años terminados el 31 de diciembre de 2001, 2000 y 1999 es el siguiente:

Descripción	Saldo al inicio del año	Adiciones	Deducciones	Saldo al final del año
Estimación de cuentas incobrables:				
Por el año terminado el 31 de diciembre de 2001	$ 30,716	$ 11,889	$ 9,366	$ 33,239
Por el año terminado el 31 de diciembre de 2000	17,832	15,695	2,811	30,716
Por el año terminado el 31 de diciembre de 1999	25,402	19,099	26,669	17,832

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

16. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

M) PRONUNCIAMIENTOS CONTABLES EMITIDOS RECIENTEMENTE

El EITF recientemente ha tratado diversos temas relacionados con la clasificación y reconocimiento de ciertos gastos promocionales en el estado de resultados. En Mayo y Abril 2001, el EITF emitió el EITF 00-14 "Registro de Ciertos Incentivos de Ventas" y el EITF 00-25 "Caracterización en el Estado de Resultados del Vendedor de la Retribución Pagada al Revendedor de los Productos del Vendedor", los cuales ambos fueron codificados y conciliados en EITF 01-9 "Registro de la Retribución Dada por el Vendedor al Cliente (Incluyendo al Revendedor de los Productos del Vendedor)". La vigencia para la mayoría de las provisiones del EITF 01-9 inicia a partir del 15 de diciembre de 2001.

El EITF concluyó que ciertos gastos de promociones tales como costos por reembolso de cupones, programas de publicidad conjunta, cuotas por la introducción de nuevos productos, descuentos e incentivos para la exhibición en tiendas, deben ser clasificados como una reducción de ventas y no como un gasto de administración y venta. La Compañía no espera que la adopción del EITF 01-9 tendrá un efecto material en la situación financiera o resultados de operación.

En Julio 2001, el Financial and Accounting Standards Board emitió el SFAS 141 "Combinación de Negocios" ("SFAS 141") y el SFAS 142 "Crédito Mercantil y Otros Activos Intangibles" ("SFAS 142"). SFAS 141 requiere que todas las combinaciones de negocios futuras se registren bajo el método de compra y que los activos intangibles cumplan con ciertos criterios para ser reconocidos como activos. Las provisiones de SFAS 142 indican que el crédito mercantil y los activos intangibles de vida indefinida no deben continuar ser amortizados, pero su valor de recuperación debe ser evaluado en forma anual. Los activos intangibles con vida definida deben continuar con su amortización sobre la vida útil estimada. SFAS 141 tiene vigencia a partir de las combinaciones de negocios iniciadas después del 30 de junio de 2001. La vigencia del SFAS 142 inicia a partir del 15 de Diciembre de 2001. La eliminación de la amortización debe ser aplicada sobre una base futura y los periodos anteriores no deben ser reclasificados. Sin embargo, el impacto de la amortización del crédito mercantil y los activos intangibles de vida indefinida debe ser revelado para los ejercicios anteriores. La Compañía se encuentra evaluando el efecto de la adopción de estos principios en sus estados financieros.

(En miles de pesos constantes de poder adquisitivo del 31 de diciembre de 2001, excepto que se indique otra denominación)

16. DIFERENCIAS ENTRE PRINCIPIOS MEXICANOS Y PRINCIPIOS AMERICANOS (continúa)

En Junio 2001, el FASB emitió el SFAS 143 "Registro de las Obligaciones por Retiro de Activos" (SFAS 143). El SFAS 143 contempla el registro y presentación de las obligaciones asociadas con el retiro de activos tangibles de larga duración y los costos asociados. Esto aplica para obligaciones legales asociadas con el retiro de activos de larga duración que resultan de la adquisición, construcción, desarrollo y/u operación normal del activo de larga duración, excepto ciertas obligaciones de arrendatarios. SFAS 143 requiere que el valor del pasivo por la obligación del retiro del activo sea reconocido en el periodo en el que ocurre, esto si es posible una estimación razonable de su valor. Los costos asociados con el retiro del activo deben capitalizarse como parte del valor en libros del activo de larga duración. SFAS 143 inicia su vigencia a partir del 15 de junio de 2002. La Compañía no espera que SFAS 143 tendrá un impacto material en su situación financiera o resultados de operación.

En Agosto 2001, el FASB emitió el SFAS 144 "Registro de la Pérdida por Deterioro o Disposición de Activos de Larga Duración " ("SFAS 144"), el cual sustituye al SFAS 121 y la Opinión APB 30. SFAS 144 aplica para los activos de larga duración, excepto intangibles no identificados y mantiene las provisiones básicas del SFAS 121 para el reconocimiento y medición de las pérdidas por deterioro sobre activos de larga duración que se mantienen para su uso y para activos de larga duración que serán dispuestos para su venta. SFAS 144 además mantiene las provisiones básicas de la Opinión 30 en la forma de presentar las operaciones discontinuas dentro del estado de resultados, pero amplia la presentación para incluir un componente de la entidad (en lugar de un segmento de negocio).

La Compañía requiere adoptar SFAS 144 a partir del 15 de Diciembre de 2001. La administración de la Compañía se encuentra evaluando el efecto de la adopción de este pronunciamiento.

GIMSA
GRUPO INDUSTRIAL MASECA S.A. de C.V. Y SUBSIDIARIAS

San Pedro Garza García, N. L. a 28 de junio del 2002

Comisión Nacional Bancaria y de Valores
Vicepresidencia de Supervisión Bursátil
Dirección General de Supervisión de Mercados
Insurgentes Sur 1971, Torre Sur, Piso 9
Col. Guadalupe Inn
01020 México, D.F.

Hacemos referencia al informe anual relativo a las acciones representativas del capital social de GRUPO INDUSTRIAL MASECA, S.A. de C.V. de la Sección de Valores del Registro Nacional de Valores, para manifestar a esa Comisión lo siguiente:

1. Que conocemos los alcances y responsabilidades frente al público inversionista, las autoridades competentes y demás participantes del marcado de valores, que implican el ser una sociedad con valores inscritos en la Sección de Valores del Registro Nacional de Valores y que cotizan en la Bolsa Mexicana de Valores, S.A. de C.V.
2. Que hemos revisado el informe anual de fecha 28 de junio de 2002, el cual fue elaborado con base en la información proporcionada por funcionarios de esta sociedad, estando de acuerdo con su contenido. Asimismo, no tenemos conocimiento de información relevante que haya sido omitida o falseada en dicho informe o de que éste contenga información que pudiera inducir a error a los inversionistas.

Atentamente,

Don Roberto González Barrera
Presidente del Consejo de Administración

Lic. Raúl Cavazos Morales
Director Corporativo de
Planeación y Finanzas

cc : Bolsa Mexicana de Valores

Calzada del Valle Ote. 407, Col. Del Valle, 66220 San Pedro Garza García, N.L.
TELEFONO:(8) 335.99.00 FAX:(8) 335.99.23 y (8) 335.99.35

ITEM 2

BEST CORPORATE PRACTICES QUESTIONNAIRE

Grupo Industrial Maseca, S.A. de C.V.
Best Corporate Practices Questionnaire

The following is a copy of the questionnaire, together with an English translation, that was submitted to the Mexican Stock Exchange, or *Bolsa Mexicana de Valores*, on June 28, 2002 in accordance with the Code of Best Corporate Practices (the "Code"). The Code contains suggested guidelines for the corporate governance of Mexican companies.

CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL EMISOR

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

1. Consejo de Administración

I. CONSEJO DE ADMINISTRACIÓN

i) Sobre las Funciones del Consejo de Administración

(ver sección I, Principio 1)

En esta sección se deberá comentar acerca de la función que tiene el Consejo de Administración dentro de la sociedad, exponiendo cuál es la visión del Consejo y cómo es que encaja dentro del proceso administrativo. Dentro de este marco general, se debe dar una descripción acerca de las funciones específicas que realiza el Consejo, indicando por qué las considera importantes y necesarias:

La principal función del Consejo de Administración es dirigir y administrar a la sociedad, para lo cual cuenta con todas las facultades y obligaciones necesarias, pudiendo así decidir sobre todo lo concerniente a la realización de los fines sociales. Entre sus facultades se encuentran la de representar a la sociedad en asuntos de carácter judicial, administrativo, laboral y arbitral; la administración y disposición de los activos de la sociedad y del quehacer diario de los negocios sociales, la suscripción y negociación de títulos de crédito y la ejecución de los acuerdos de la asamblea de accionistas. Para cumplir con sus funciones, el Consejo de Administración puede delegar sus facultades en uno o más individuos, según lo estime conveniente.

Entre las funciones más importantes del Consejo de Administración se encuentran la de revisar y aprobar el presupuesto, los resultados e información financiera y la visión estratégica de mediano y largo plazo de la sociedad.

ii) Sobre la Estructura del Consejo de Administración

(ver sección I, Principios 10, 11 y 14)

En esta sección se deberá comentar acerca de la estructura que tiene el Consejo de Administración. Se deberá señalar si existen órganos intermedios que le auxilien para cumplir sus funciones. Asimismo, se deberá indicar cuántos, cuáles y qué funciones cumplen. En la descripción, también se requiere que se explique cómo es que los órganos intermedios informan al Consejo de sus actividades:

El Consejo de Administración está integrado por doce Consejeros Propietarios, cada uno con su respectivo Consejero Suplente, todos designados por la Asamblea de Accionistas. El Consejo de Administración actualmente se compone de 7 Consejeros Independientes, de los cuales 1 es patrimonial, y de 5 Consejeros Relacionados, de entre los cuales 2 son patrimoniales.

El Consejo de Administración se reúne cuatro veces al año. Para cada reunión se pone a disposición de los Consejeros toda la información relevante con al menos cinco días de anticipación. En aquellos casos en que la información no está disponible con la anticipación requerida, los funcionarios de alto nivel de la Sociedad presentan a los Consejeros durante el transcurso de la Sesión los detalles sobre dichos asuntos para asegurar que los Consejeros puedan evaluar los mismos adecuadamente; posteriormente, en la misma Sesión se pone en marcha un mecanismo de preguntas y respuestas libres, con las que los Consejeros pueden aclarar dudas y hacer comentarios al respecto.

Dentro de las reglas de conducta que rigen a los Consejeros se encuentra la obligación de comunicar al Presidente y al Secretario del Consejo de Administración sobre cualquier situación de la que se pudiera derivar un conflicto de interés y abstenerse de participar en la deliberación correspondiente. Además, ningún Consejero está autorizado para utilizar los activos o servicios de la sociedad para fines que no sean los sociales.

Cuando algún Consejero no haya asistido a la junta, sea Propietario o Suplente, por lo general se le envía una copia de la minuta e información presentada en la sesión, manteniendo así a todos los Consejeros oportunamente informados sobre los asuntos relevantes de la Sociedad.

Conforme a la reciente reforma de Estatutos de la Compañía, de fecha 16 de abril de 2002, la Asamblea de Accionistas de la Sociedad quedó facultada para constituir un Comité de Auditoría, el cual tiene como funciones, entre otras cosas: (a) elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; (b) opinar sobre transacciones que se aparten del giro ordinario de negocios de la Sociedad y que se pretendan celebrar entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; (c) proponer la contratación de especialistas independientes en los casos que lo juzgue conveniente, a fin de que expresen su opinión respecto de las operaciones con personas relacionadas señaladas en el inciso anterior; (d) recomendar a la Sociedad los candidatos para auditores externos de la empresa, así como las condiciones en que serán contratados; (e) auxiliar al Consejo de Administración mediante la revisión de la información financiera de la Sociedad y su proceso de emisión; (f) contribuir en la

definición de los lineamientos generales del sistema de control interno de la Sociedad y evaluar su efectividad, así como coordinar y evaluar los programas anuales de auditoría interna y las actividades desarrolladas por los auditores internos y externos de la Sociedad, así como las de los Comisarios; y (g) verificar que se cuenten con los mecanismos necesarios de manera que se permita comprobar que la Sociedad cumple con las diferentes disposiciones a las que esta sujeta, informado al respecto al Consejo de Administración. El Consejo de Administración deberá presentar a la Asamblea de Accionistas el reporte del Comité de Auditoría.

Este Comité de Auditoría fue recientemente constituido, en la última Asamblea General Ordinaria de Accionistas de fecha 16 de abril de 2002, y quedó conformado por tres miembros del Consejo de Administración. El Presidente y uno de los miembros de dicho Comité de Auditoría son Consejeros Independientes; el tercer miembro es Consejero Relacionado. A sus reuniones se convoca además al Comisario de la Sociedad, quien puede asistir en calidad de invitado con derecho a voz y sin voto.

Sobre la Integración del Consejo de Administración	SI	NO
1 ¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios?(principio 2)	X	
2*¿Existen únicamente Consejeros Propietarios?(principio 3)		X
3 ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido?(principio 3)	X	
4 ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente?(principio 3)	X	
5 ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (principio 7)	X	
6 ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros?(principio 7)	X	
7 ¿En el informe anual presentado por el consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales?(principio 8)	X	

Sobre la Integración del Consejo de Administración	SI	NO
8 ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales?(principio 8)	X	
9 ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe?(principio 9)	X	

* En caso de responder afirmativamente a esta pregunta, se deberá responder 'NO APLICA' para las preguntas 3) y 4) siguientes en la columna de comentarios.

Sobre la Estructura del Consejo de Administración	SI	NO
10 ¿El Consejo de Administración realiza las funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas?(principio 10)		X
Comentarios: Ver Secciones iii), iv) y v).		
11 ¿Los órganos intermedios únicamente están conformados por consejeros propietarios?(principio 12)	X	
12 ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo?(principio 13)	X	
13 ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios?(principio 16)		X
14 ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente?(principio 17)	X	
Sobre la Operación del Consejo de Administración	**SI**	**NO**
15 ¿El consejo de Administración se reúne al menos 4 veces al año?(principio 18)	X	
16 ¿Cuando menos una de la reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazos de la sociedad?(principio 18)	X	
17 ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo?(principio 19)	X	
18 ¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión?(principio 20)	X	
19*¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aún cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación?(principio 20)	X	
Comentarios: Ver Sección ii).		
20*¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad?(principio 21)		X
Sobre los Deberes de los Consejeros	**SI**	**NO**
21 ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente?(principio 22)	X	
22 ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social?(principio 23)	X	
23 ¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales?(principio 23)		X

Sobre los Deberes de los Consejeros	SI	NO
Comentarios: Ver Sección ii).		
24*¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado?(principio 24)	X	
Comentarios: Salvo excepciones por compromisos ineludibles, los Consejeros acuden en promedio al menos a 3 Sesiones por año.		
25*¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten?(principio 25)	X	
Comentarios: Ningún Consejero está autorizado para revelar información confidencial o que pudiera afectar a la Sociedad.		
26 ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo?(principio 26)	X	
27 ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa?(principio 27)	X	

2. Función de Compensación y Evaluación

FUNCIÓN DE COMPENSACIÓN Y EVALUACIÓN

iii) Sobre la Función de Evaluación y Compensación

(ver sección II Principio 28)

En esta sección se deberá comentar cómo se maneja la Evaluación y Compensación del Director General y de los funcionarios de alto nivel describiendo los procesos que se utilizan para cumplir con dichas funciones:

La potestad de determinación de las compensaciones a funcionarios de alto nivel ésta confiada a la Dirección General Corporativa de nuestra empresa tenedora, la cual para tales efectos diseñó el SIED (Sistema Integral de Evaluación del Desempeño).

Para la Sociedad es de vital importancia que todos sus empleados y ejecutivos establezcan y cumplan anualmente sus Objetivos Operativos en total alineación con las metas que se acuerden por el Consejo de Administración para las distintas Regiones, Países y Operaciones que conforman la empresa. Así, con el SIED, se ayuda a la Sociedad a establecer en cascada dichos Objetivos Operativos. El SIED es también la herramienta para verificar el logro de los objetivos de desarrollo de colaboradores y de auto desarrollo. El SIED permite dar objetividad y coherencia al otorgamiento de aumentos de sueldo, promociones, y otras acciones de personal, al ligarlas directamente con el desempeño / contribución de cada empleado o ejecutivo (incluyendo a los funcionarios de alto nivel de la organización) a los resultados de la operación del negocio.

Sobre la Operación del Órgano que cumple con la función de Evaluación y Compensación	SI	NO
28 ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo?(principio 29)		X
Comentarios: A la fecha no existe un Comité de Evaluación y Compensaciones.		
29 ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas?(principio 30)		X

3. Función de Auditoría

FUNCIÓN DE AUDITORÍA

iv) Sobre la Función de Auditoría

(ver sección III, Principios 31, 37, 38, 40)

En esta sección se deberá comentar cómo se cumple con la función de Auditoría describiendo los procesos que se utilizan para cumplir con dichas funciones. En

específico, se debe describir cómo es que el órgano intermedio interactúa con el Consejo en relación a las prácticas contables de la sociedad y a los mecanismos que tiene para asegurar una buena calidad en la información financiera:

La Sociedad cuenta actualmente con un Comité de Auditoría, que establece vínculos más estrechos entre la Operación y el Consejo de Administración. En ese sentido, antes de que se celebre cada Sesión del Consejo de Administración, el Comité de Auditoría revisará la información financiera trimestral y anual. De esta forma, al momento en que la información financiera sea presentada al Consejo de Administración, éste último podrá aprobar los estados financieros de la Compañía con la certeza de que la información de los mismos fue revisada en forma detallada por el Comité. Para mayor detalle de las funciones del Comité de Auditoría ver Sección ii).

En la Sociedad se cuenta además con un departamento de Auditoría Interna, cuyas principales actividades van encaminadas a la revisión de las funciones financieras, operativas y de sistemas de información. El alcance de las revisiones y evaluaciones incluye entre otras cosas lo siguiente:

· Los sistemas de control establecidos para asegurar el cumplimiento de políticas, planes, procedimientos, leyes y regulaciones que pudieran tener un impacto significativo en las operaciones y en la información, incluyendo determinar si se están cumpliendo.

· La confiabilidad y la integridad de la información financiera y operativa, y los medios empleados para identificar, medir, clasificar y reportar información.

· La integridad y seguridad de las bases de datos, sistemas operativos y aplicaciones.

· Los medios de salvaguardar activos y verificar su existencia.

· La eficiencia con la cual se emplean los recursos.

· Las operaciones o programas para asegurar si los resultados son consistentes con los presupuestos, objetivos y metas planeadas.

La comunicación de los auditores externos con la compañía es mediante el Comité de Auditoría y el Director General Corporativo de nuestra empresa tenedora. Estos se encargan de coordinar todas las revisiones externas y evaluar sus remuneraciones. La información financiera de la compañía se prepara en base a los principios de contabilidad generalmente aceptados, los cuales son verificados año tras año por los Auditores Externos con la finalidad de cumplir con las obligaciones estipuladas para la compañía.

Sobre la Selección de Auditores	SI	NO
30 ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados?(principio 32)	X	
31 ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años?(principio 33)	X	
32 ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario?(principio 34)	X	
33 ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad?(principio 35)	X	
Sobre la Información Financiera	**SI**	**NO**
34 ¿La sociedad cuenta con un área de auditoría interna?(principio 36)	X	
35 ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo?(principio 37)	X	
36 ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales?(principio 39)	X	
Sobre los Controles Internos	**SI**	**NO**
37 ¿Existe un sistema de control interno?(principio 41)	X	
38 ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno?(principio 41)	X	
39 ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (principio 42)	X	

Sobre los Controles Internos	SI	NO
40 ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles?(principio 43)	X	

Revisión del Cumplimiento Disposiciones	SI	NO
41 ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo?(principio 44)	X	
42 ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año?(principio 44)	X	
43 ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma?(principio 45)	X	

4. Función de Finanzas y Planeación

FUNCIÓN DE FINANZAS Y PLANEACIÓN

v) Sobre la Función de Finanzas y Planeación (ver sección IV Principio 46)

En esta sección se deberá comentar cómo se cumple con las funciones de Finanzas y Planeación describiendo los procesos que se utilizan para cumplir con dichas funciones. En específico, en la descripción se debe exponer la interacción que tiene el órgano intermedio con el Consejo para apoyarlo en las decisiones:

Para realizar su función de Finanzas y Planeación, el Consejo no cuenta con el apoyo de un órgano intermedio, por lo que la tarea se realiza a través de la Dirección de Finanzas y Planeación de nuestra empresa. A continuación se comentan y describen las principales funciones de Finanzas y Planeación realizadas por dicha Dirección:

1) Informar al Consejo de Administración sobre cualquier función de Finanzas que se considere relevante, sometiendo la misma a su autorización, en caso de que se requiera.

2) En forma anual presentar al Consejo de Administración un presupuesto de operación y la planeación estratégica de mediano y largo plazo para su aprobación (El presupuesto se revisa en forma trimestral por medio de pronósticos).

3) Evaluar la posición estratégica de la Compañía y los lineamientos generales a seguir y someterlos a la autorización del Consejo.

4) Presentar al Consejo un análisis de la viabilidad y rentabilidad esperada de las inversiones más trascendentes que se pretendan realizar, para la aprobación de dichas inversiones.

5) Informar al Consejo sobre las operaciones de financiamiento más relevantes (Se evalúa la congruencia de las políticas de inversiones y de financiamiento con la visión estratégica y la situación financiera de la Compañía).

6) Informar al Consejo sobre cualquier situación importante de riesgo que se presente.

Sobre la Operación del Órgano intermedio que se encarga de la función de Finanzas y Planeación	SI	NO
44 ¿El órgano intermedio que se encarga de la función de Finanzas y Planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad?(principio 47)		X
Comentarios: A la fecha no existe un Comité de Finanzas y Planeación. Ver Sección v).		
45 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico?(principio 48)		X
Comentarios: A la fecha no existe un Comité de Finanzas y Planeación. Ver Sección v).		

Sobre la Operación del Organo intermedio que se encarga de la función de Finanzas y Planeación	SI	NO
46 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad?(principio 49)		X
Comentarios: A la fecha no existe un Comité de Finanzas y Planeación. Ver Sección v).		
47 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad?(principio 50)		X
Comentarios: A la fecha no existe un Comité de Finanzas y Planeación. Ver Sección v).		

Pregunta Opcional

vi) Pregunta Opcional

Si se cuenta con prácticas de gobierno corporativo adicionales a las recomendadas por el Código de Mejores Prácticas Corporativas, en esta sección se da la opción para que la emisora las dé a conocer.

1. DERECHOS DE ACCIONISTAS

Sobre la Información y Órden del Día de la Asamblea de Accionistas	SI	NO
1 ¿Se omitió del Órden del Día de las Asambleas el punto referente a 'Asuntos Varios'?(principio 51)	X	
2 ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Órden del Día?(principio 51)	X	
3 ¿Toda la información sobre cada punto del Órden del Día de la Asamblea de Accionistas está disponible con 15 días de anticipación?(principio 52)		X
4 ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del Órden del Día, para que puedan girar instrucciones a sus mandatarios?(principio 53)		X
5 ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos?(principio 54)		X
Sobre la Información y Comunicación entre el Consejo de Administración y los Accionistas	**SI**	**NO**
6 ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes?(principio 55)		X
7 ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea?(principio 55)		X
8 ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales?(principio 56)	X	

ENGLISH TRANSLATION OF
BEST CORPORATE PRACTICES QUESTIONNAIRE

Best Corporate Practices Questionnaire

Grupo Industrial Maseca, S.A. de C.V.

1. Board of Directors

i) Regarding the Functions of the Board of Directors

The most important function of the Board of Directors is to manage and administer the Company. In this capacity, the Board of Directors has all the necessary powers and obligations, being able to decide all issues concerning the execution of the Company's purposes. Among its powers are: the power to represent the Company in judicial, administrative, labor and arbitration issues; the management and disposition of the Company's assets; the daily performance of the Company's business; the subscription and negotiation of credit instruments and the execution of the resolutions of the shareholders' meetings. In order to comply with such functions, the Board of Directors may delegate its powers to one or more individuals, as convenient.

Among the most important functions of the Board of Directors is reviewing and approving: the budget; the financial information and results; and the medium and long term strategic vision of the Company.

ii) Regarding the Structure of the Board of Directors

The Board of Directors is comprised of twelve Directors, each one having its corresponding Alternate, all of whom are appointed at the Shareholders' Meeting. The Board of Directors is currently comprised of 7 Independent Directors, one of whom is a Shareholder Director, and 5 Related Directors, two of whom are Shareholder Directors.

The Board of Directors meets four times each year. All relevant information for each meeting is made available to each director at least 5 days in advance of the meeting. In the event that the information is not made available to the Director by the required time, the high-level managers of the Company present to the Directors, during the Meeting, the details of such issues to assure that the Directors can evaluate such issues adequately; later, in the same meeting, a mechanism for questions and answers is initiated, during which the Directors can clarify uncertainties and make comments.

The rules of conduct that regulate the Directors include the obligation to inform the President and the Secretary of the Board of Directors of any situation that may result in a conflict of interest and to abstain from participating in the relevant debate. No Director is authorized to use the assets or services of the Company for purposes that are not those of the Company.

When a Director, or its Alternate, does not attend a meeting, he is generally sent a copy of the minutes and information presented in the meeting. In this way, the Company keeps all of its Directors well informed with respect to all relevant issues of the Company.

As indicated in our bylaws, as amended by our Extraordinary Shareholders' Meeting held on April 16, 2002, shareholders in a Shareholders' Meeting are empowered to create an Audit Committee, which is empowered, among other things, to: (i) prepare an annual report of its activities and render it to the Board of Directors; (ii) issue opinions with respect to related party transactions; (iii) make proposals relating to the hiring of independent experts, if necessary, so that such experts can issue their opinions with respect to related party transactions; (iv) propose to the Board of Directors candidates for the external auditor position and the conditions pursuant to which they will be hired; (v) review our financial information and arrange the issuance process for the same; (vi) define the general guidelines of the internal control system, assess its effectiveness, as well as coordinate and evaluate the annual internal audits and the activities performed by our internal and external auditors and the statutory auditors; and (vii) verify that we have the necessary mechanisms to ensure that we are in compliance with applicable laws and inform the Board of Directors in this respect. The Board of Directors shall present the Audit Committee's report at the Shareholders' Meeting.

This Audit Committee was appointed at the General Ordinary Shareholders' Meeting held on April 16, 2002. Members of the Audit Committee were selected from members of the Board of Directors. The current audit committee is comprised of three members. The Chairman and one of the members are Independent Directors; the third member is a Related Director. The Company's Statutory Auditor will be called to all meetings held by the Audit Committee. The Statutory Auditor can attend as a guest with the right to speak but without the right to vote.

Regarding the Integration of the Board of Directors	**Yes**	**No**
1. The Board of Directors is comprised of a number of Directors not less than 5 and no greater than 15?	X	
2. There are no Alternate Directors?		X
3. The Alternate Directors can only substitute one previously appointed Director?	X	
4. A Director suggests to the Board of Directors the appointment of the person who will be its corresponding Alternate?	X	
5. The Independent and Shareholder Directors, together, represent at least 40% of the Board of Directors?	X	
6. The Independent Directors represent at least 20% of the total number of Directors?	X	

7. The Annual Report presented by the Board of Directors mentions which Directors are Independent and which are Shareholders?	X	
8. The Annual Report indicates the category of the Shareholder Directors?	X	
9. The Annual Report indicates the titles of the Directors as of the date of such Report?	X	

Regarding the Structure of the Board of Directors	**Yes**	**No**
10. The Board of Directors performs the activities of Compensation and Evaluation, Auditing and Finance, and Planning?		X
11. The intermediate committees do not include Alternate Directors?	X	
12. Each intermediate committee is comprised of at least 3 and at most 7 members?	X	
13. Each Independent Director, in addition to complying with its duties as Director, participates in at least one of the intermediate committees?		X
14. The intermediate committee that is in charge of the auditing functions is presided over by an Independent Director?	X	

Regarding the Operation of the Board of Directors	**Yes**	**No**
15. The Board of Directors meets at least 4 times each year?	X	
16. At least one of the meetings of the Board of Directors is dedicated to defining the medium and long term strategy of the Company?	X	
17. A meeting of the Board can be called with at least 25% of the Directors?	X	
18. The Directors have access to all the relevant information at least 5 working days before the meeting?	X	
19. There are mechanisms that assure that the Directors can evaluate aspects of strategic issues, even if they do not receive the necessary information at least 5 working days before the meeting? Comments: See Section ii).	X	
20. The first time a Director is appointed to the Board, his responsibilities and the Company's situation are explained to him?		X

Regarding the Obligations of the Directors	Yes	No
21. The Directors inform the President and the Secretary of the Board of Directors of any conflict of interest that implies that they should abstain from voting, and they do abstain from participating in the corresponding vote?	X	
22. The Directors only use the assets or services of the Company for the execution of corporate purposes?	X	
23. Clear rules are defined for those cases where the Directors use the assets of the Company for personal purposes? Comments: See Section ii).		X
24. The Directors dedicate time to their functions, attending to at least 70% of the meetings to which they are called? Comments: Except for those cases when the Directors are busy and have other important obligations, the majority of them attend an average of 3 meetings per year.	X	
25. The Directors maintain absolute confidentiality regarding the corporate issues of which they have knowledge based on the meetings that they attend? Comments: No Director is authorized to reveal confidential information that could affect the Company.	X	
26. The Directors and the Alternate Directors keep themselves informed of the issues raised in the Board's meetings?	X	
27. The Board of Directors is assisted with the opinions, recommendations and advice derived from the analysis of the Company's performance?	X	

2. Compensation and Evaluation Function

iii) Regarding the Compensation and Evaluation Function

The power to determine the compensation of senior management is entrusted to the Head of Corporate Staff of our holding company, Gruma, S.A. de C.V., which designed the SIED (Integral System for Performance Evaluation).

It is of great importance for the Company that all of its employees and executives annually establish and accomplish their operating objectives with total alignment to the goals established by the Board of Directors for the different regions, countries and operations of the Company. The SIED is also a tool for verifying the development of the objectives of collaborators and of individual development. The SIED promotes objectivity and coherence for increases in wages, and promotions, linking them together with the performance/contribution of each employee and executive to the operating results of the Company.

Regarding the Operation of the Committee that performs the Evaluation and Compensation Functions	Yes	No
28. The intermediate committee that performs the Evaluation and Compensation functions checks that the hiring conditions of the senior managers and that the likely payments for senior managers' dismissal from the Company, coincide with the relevant guidelines approved by the Board of Directors? Comments: Currently there is no Evaluation and Compensation Committee.		X
29. The structure and policies used for determining the compensation packages of Directors and officers are disclosed?		X

3. <u>Auditing Function</u>

iv) Regarding the Auditing Function

The Company has an Audit Committee that establishes strong links between operations and the Board of Directors. In this respect, before each meeting of the Board of Directors, the Audit Committee updates the annual and quarterly financial information. At the moment the financial information is presented to the Board of Directors, the Board can approve the financial statements with the certainty that the information was thoroughly updated. For more details on the functions of this Committee, see Section ii).

The Company also has an Internal Audit department, which reviews financial, operating and system information. The scope of the reviews and evaluations include, among other things, the following:

- The control systems established for assuring adherence to the policies, plans, procedures, laws and regulations that could have a significant effect on operations and information, including determining if they are being performed.
- The reliability and integrity of financial and operating information, and the means used to identify, measure, classify and report the information.
- The integrity and security of the data base, operating systems and applications.
- The means for protecting assets and verifying their existence.
- The efficiency with which the resources are used.
- The operations or programs for assuring that the results are consistent with the planned budgets, objectives and goals.

The communications between the external auditors and the Company are made through the Audit Committee and the Chief of Staff of our holding company, GRUMA, S.A. de C.V. These entities are in charge of coordinating all the external reviews and evaluating their compensation. The financial information of the Company is prepared based on General Accepted Accounting Principles, which are verified on a yearly basis by the external auditors to ensure compliance.

Regarding the Election of Auditors	Yes	No
30. The profits of the external auditor as well as of any other external review, resulting from the audit of the Company, represent a percentage less than or equal to 20% of the total profits of the consulting companies in charge?	X	
31. The rotation of the partner that audits the Company takes place at least every 6 years?	X	
32. The person that signs the audit report of the annual financial statements of the Company is different from the person that acts as Statutory Auditor?	X	
33. Information about the professional profile of the Company's Statutory Auditor is revealed in the Annual Report?	X	

Regarding the Financial Information	Yes	No
34. The Company has a department in charge of internal auditing?	X	
35. The intermediate committee in charge of performing the audit function submits the accounting policies for the Board of Directors' approval?	X	
36. The intermediate committee in charge of the audit function makes sure that the intermediate public financial information is prepared based on the same principles, criteria and practices with which the annual reports will be prepared?	X	

Regarding the Internal Controls	Yes	No
37. Is there an internal control system?	X	
38. The general guidelines of the internal control system are submitted for the approval of the Board of Directors?	X	
39. The intermediate committee in charge of the audit function evaluates and makes an opinion on the effectiveness of the internal control system?	X	
40. The external auditors validate the effectiveness of the internal control system and render a report with respect to such controls?	X	

Review of Legal Framework	Yes	No
41. The intermediate committee in charge of the audit function verifies the existence of controls that determine that the Company is in compliance with the legal framework that is applicable in any jurisdiction where the Company conducts business and reports any issues periodically to the Board of Directors?	X	
42. The review of compliance with the applicable legal framework is made at least once each year?	X	
43. The Board of Directors is periodically informed about the legal situation of the Company?	X	

4. <u>Finance and Planning Function</u>

v) Regarding the Finance and Planning Function

The Board of Directors does not rely on an intermediate committee to perform its finance and planning function. Such function is performed by the management of Finance and Planning of our Company. The following are the main finance and planning functions performed by such entity:

1) Inform the Board of Directors of any finance function that is considered relevant, submitting the same for its authorization, if so required.
2) Annually present to the Board of Directors a medium and long term operation and strategic planning budget for its approval (forecasts are used to update the budget every three months).
3) Evaluate the strategic position of the Company and the general guidelines to be followed and submit them for the Board's authorization.
4) Present to the Board of Directors an analysis of the expected viability of the most important investments that are intended to be made, for the approval of such investments.
5) Inform the Board of Directors of the most relevant financing operations (the coherence of the investment and financing policies is evaluated together with the strategic vision and the financial situation of the Company).
6) Inform the Board of Directors on any important risk situation that arises.

Regarding the Operation of the Intermediate Committee in Charge of the Finance and Planning Function	**Yes**	**No**
44. The intermediate committee in charge of finance and planning makes an evaluation about the viability of the main investments and financing transactions of the Company? Comments: Currently there is no Finance and Planning Committee. See Section v).		X
45. The intermediate committee in charge of finance and planning periodically evaluates the strategic position of the Company according to what is stipulated in the strategic plan? Comments: Currently there is no Finance and Planning Committee. See Section v).		X
46. The intermediate committee in charge of finance and planning assists the Board of Directors in looking after the coherence of the investment and financing policies with the strategic vision of the Company? Comments: Currently there is no Finance and Planning Committee. See Section v).		X
47. The intermediate committee in charge of finance and planning assists the Board of Directors in updating the financial projections of the Company, assuring its coherence with the strategic plan of the Company? Comments: Currently there is no Finance and Planning Committee. See Section v).		X

Optional Question
N/A

1. SHAREHOLDERS' RIGHTS

Regarding the Information and Notice of the Shareholders' Meeting	**Yes**	**No**
1. The point referenced as "Various Issues" was omitted from the notices of the Shareholders' Meetings?	X	
2. The grouping of issues related to different matters in only one point of the notice was avoided?	X	
3. All the information with respect to each point of the notice of the Shareholders' Meetings is made available to each Director at least 15 days in advance of the meeting?		X
4. Shareholders receive proxies that contain detailed information and possible vote alternatives regarding the issues listed in the notice, so that they can instruct their representatives?		**X**
5. The information given to the shareholders includes the proposal for the integration of the Board of Directors, together with information containing the professional profile of the candidates?		**X**

Regarding the Information and Communication Between the Board of Directors and the Shareholders	**Yes**	**No**
6. The Board of Directors includes in its annual report presented to the Shareholders' Meeting, the relevant aspects of the efforts made by each intermediate committee and the name of their members?		**X**
7. The reports rendered by each of the intermediate committees to the Board of Directors are made available to the shareholders together with the material for the Shareholders' Meeting?		**X**
8. The Company has policies, mechanisms and people responsible for informing the investors and maintaining communications with the shareholders and potential investors?		**X**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.
(Registrant)

Date: July 18, 2002

By:____________________________
Raúl Cavazos Morales
Chief Financial Officer